UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the First Quarter 2013 Report of UBS AG, which appears immediately following this page.

First Quarter 2013 Report

Our financial results for

the first quarter of 2013.

First Quarter 2013 Report

Dear shareholders,

We are pleased to report that for the first quarter of 2013 we generated a net profit attributable to UBS shareholders of CHF 988 million and diluted earnings per share of CHF 0.26.

Markets were buoyant at the start of the year, reflecting in particular positive developments in the US, leading to a sharp rise in client activity compared with the fourth quarter. This was later tempered by developments in Europe, which underlined the continued risks related to the debt crisis. Client confidence mirrored developments in the markets, underscoring the fragility of investor sentiment.

For the first quarter, we recorded an adjusted1 profit before tax of CHF 1.9 billion. All of our businesses delivered strong results, driven by a CHF 1.4 billion increase in revenues, mostly in trading income, and a CHF 1.7 billion reduction in operating expenses, almost entirely due to lower litigation expenses. We attracted significant net new money inflows across the Group, with combined inflows in our wealth management businesses reaching almost CHF 24 billion. The results underline our employees’ relentless focus, even in the midst of significant change, as well as the continued loyalty of our clients. We would like to thank both our clients and our employees for their strong commitment to UBS.

Our industry-leading capital position continued to be a unique competitive advantage for the bank. At the end of the first quarter, our fully applied BIS Basel III common equity tier 1 ratio2 was 10.1%, surpassing the Swiss SRB Basel III common equity tier 1 ratio minimum for systemically relevant banks six years ahead of schedule. Our phase-in BIS Basel III common equity tier 1 ratio remained unchanged at 15.3%. At the same time, we reduced our balance sheet by a further CHF 46 billion. Overall, risk-weighted assets (RWA) were stable. We deployed more resources in the Investment Bank on the back of stronger client activity, resulting in a moderate RWA increase that was offset by the progress we made reducing risk-weighted assets within Corporate Center – Non-core and Legacy Portfolio. Our liquidity and funding positions remain strong and are comfortably above the minimum requirements of our regulator.

Looking at our businesses in more detail, Wealth Management recorded the highest quarterly inflows of net new money since 2007, and the highest quarterly profit since 2009. On an adjusted basis1, profit before tax in Wealth Management was CHF 690 million driven by a 10% increase in income reflecting an improvement in trading activity globally, predominantly in Asia Pacific. Net new money inflows reached CHF 15.0 billion with growth in all regions and several large inflows benefiting our performance. Net new money growth in Asia Pacific and the emerging markets and from ultra-high net worth clients globally accelerated. In Europe, net inflows into our onshore businesses more than outweighed outflows from offshore businesses. The business division’s net new money growth rate increased to 7.3%, significantly above the target range. Gross margins rose by 6 basis points to 91 basis points. Although this remains outside our gross margin target range, our performance at the beginning of the quarter underlines the relevance of this target range, which we continue to view as appropriate on a multi-year rather than multi-quarter basis. Expenses declined mostly on seasonally lower general and administrative costs. Together with the increase in income, this led to an adjusted 1 cost/income ratio well within the target for Wealth Management.

Wealth Management Americas continued to build momentum. The business achieved a new record with an adjusted 1 profit before tax of USD 262 million, and once again attracted excellent net new money inflows. Net new money inflows increased to USD 9.2 billion driven by new recruits and collaboration efforts with our Global Family Office unit. Experienced advisor attrition rates remained at historically low levels. Operating income decreased slightly as higher transaction-based income and lower credit-loss expenses were offset by reduced mutual fund and annuity fee income and lower realized gains from the available-for-sale portfolio. However, the result benefited from a decrease in operating expenses due to lower litigation costs. The business continued to perform well against its gross margin, cost/income and net new money growth targets.

Our Retail & Corporate business recorded another resilient performance. On an adjusted basis1, profit before tax remained stable at CHF 362 million despite continued interest rate margin pressure. Revenues were down as lower net interest income and net fee and commission income were only partly offset by lower credit loss expenses. The business recorded strong net new business volume growth of 4.7%, above its target range and a further sign that we are growing our market share in Switzerland. We recorded strong inflows from both retail and corporate clients.

1 Unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: own credit loss on financial liabilities designated at fair value for the Group of CHF 181 million in 1Q13 (CHF 414 million loss in 4Q12), net restructuring charges of CHF 246 million for the Group in 1Q13 (net charge of CHF 258 million in 4Q12), a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business, a gain on the sale of the remaining proprietary trading business in the Investment Bank of CHF 55 million and an associated foreign currency translation loss of CHF 24 million in Corporate Center – Core Functions in 1Q13, a net loss of CHF 92 million related to the buyback of debt in a public tender offer for the Group, and a credit to personnel expenses related to changes to UBS’s Swiss pension plan (CHF 730 million for the Group in 1Q12).

2 BIS Basel III common equity tier 1 (CET1) ratio equals Swiss SRB Basel III CET1 ratio for systemically relevant banks.

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First Quarter 2013 Report

The business’s cost/income ratio rose slightly above its target range, but it remained within the range for its net interest margin.

Global Asset Management continued to deliver for its clients, with a solid adjusted1 profit before tax of CHF 160 million and good cost control. On a reported basis, profit before tax was CHF 190 million, which included a gain on the disposal of the Canadian domestic business. Excluding this gain, net management fees were slightly lower while performance fees were higher reflecting increases in traditional investments, notably equities. The business remains focused on growing long-term assets and attracted net new money inflows of over CHF 5 billion in the quarter, excluding money market flows. We were pleased to see our wealth management clients contributing to these inflows during the quarter. Money market flows are by nature short-term and volatile, and the net outflows we saw during the quarter were in line with industry trends. Despite the business remaining outside its net new money target range, the aggregate flows we saw in the quarter will be accretive to future earnings. The business’s gross margin and cost/income ratio both remained within target ranges.

The Investment Bank reported a particularly strong quarter. The business delivered a profit before tax of CHF 977 million while deploying significantly fewer risk-weighted assets than a year ago and remained below its CHF 70 billion risk-weighted asset target. The business also achieved a return on attributed equity of almost 50%. While conditions at the start of the year traditionally benefit the industry, the result shows clearly that our Investment Bank’s focused business model works. Revenues were up significantly across many businesses. The result underlines the market share gains we made in a number of our core businesses in 2012, with industry surveys highlighting our success in our leading equities and our foreign exchange businesses. We saw a particularly strong performance in equity capital markets, higher growth in our equities business, particularly in derivatives, and a strong performance in our foreign exchange business. Our rates and credit businesses prudently allocated resources to client flow business and delivered a very good result. Costs overall rose on improved performance, but good operating expense management drove the business’s adjusted1 cost/income ratio to well within its target range.

Corporate Center – Core Functions recorded an adjusted1 loss before tax of CHF 398 million compared with a loss before tax of CHF 1,472 million in the prior quarter, primarily reflecting reduced litigation charges. In Non-core and Legacy Portfolio, we recorded an adjusted1 loss before tax of CHF 84 million compared with an adjusted loss before tax of CHF 765 million in the prior quarter. In the quarter, we recorded a higher gain from the revaluation of our option to acquire the SNB StabFund’s equity and increased revenues from our Non-core portfolio together with decreased litigation expenses. We also made steady progress reducing risk-weighted assets by CHF 8 billion and balance sheet assets by CHF 46 billion, both at minimal cost.

Maintaining strict cost discipline and a focus on effectiveness are prerequisites for our future success. In the first quarter, we continued to streamline front-to-back processes and our organizational structure leading to operational improvements and the headcount reductions for which we planned. We remain committed to reducing costs in a disciplined and focused manner over the short- to medium term as well as fundamentally transforming our operating model to leverage long-term effectiveness and efficiency gains.

During the quarter, the firm continued to support the arts through culturally enriching programs for our clients, employees and the public. There were two notable events in this regard in the first quarter. In February, the firm supported the inaugural exhibition in New York of the Guggenheim UBS MAP project which showcases art from emerging market regions. The program is an ideal fit as it reflects the firm’s and our clients’ interests in the art world as well as our established and growing businesses in emerging markets. We are also sponsoring a major exhibition in Switzerland featuring the well-known terracotta army of Qin, the first Chinese emperor. The exhibition will run until November and provides a fascinating glimpse into China’s rich history.

Outlook – While market participants showed renewed interest early in the first quarter, events in Europe served as a reminder that many of the underlying challenges related to structural issues remain unsolved. The absence of further sustained and credible improvements to the eurozone sovereign debt situation, European banking system issues, ongoing geopolitical risks, and the outlook for growth in the global economy together with an increasing focus on unresolved US fiscal issues would continue to exert a strong influence on client confidence, and thus activity levels, in the second quarter of 2013. It would make further improvements in prevailing market conditions unlikely and would consequently generate headwinds for revenue growth, net interest margins and net new money. Nevertheless, we remain confident that our asset-gathering businesses as a whole will continue to attract net new money, reflecting our clients’ steadfast trust in the firm. We are confident that the actions we have taken will ensure the firm’s long-term success and will deliver sustainable returns for our shareholders going forward.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

3

First Quarter 2013 Report

UBS key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.13	31.12.12	31.3.12

Group results
Operating income	7,775	6,208	6,523
Operating expenses	6,327	8,044	4,956
Operating profit/(loss) before tax	1,447	(1,837)	1,567
Net profit/(loss) attributable to UBS shareholders	988	(1,904)	1,035
Diluted earnings per share (CHF)[1]	0.26	(0.51)	0.27

Key performance indicators[2], balance sheet and capital management, and additional information
Performance
Return on equity (RoE) (%)	8.5	(5.1)	8.5
Return on tangible equity (%)[3]	10.1	1.6	10.8
Return on risk-weighted assets, gross (%)[4]	11.9	12.0	11.5
Return on assets, gross (%)	2.5	1.9	1.9
Growth
Net profit growth (%)[5]	N/A	N/A	220.4
Net new money growth (%)[6]	3.7	1.2	0.6
Efficiency
Cost/income ratio (%)	81.2	129.1	76.4
Capital strength
BIS Basel III common equity tier 1 capital ratio (%, phase-in)[7]	15.3	15.3
BIS Basel III common equity tier 1 capital ratio (%, fully applied)[7]	10.1	9.8
Swiss SRB leverage ratio (%)[7,8]	3.8	3.6
Balance sheet and capital management
Total assets	1,213,844	1,259,797	1,364,036
Equity attributable to UBS shareholders	47,239	45,949	48,792
Total book value per share (CHF)	12.57	12.26	12.92
Tangible book value per share (CHF)	10.79	10.54	10.45
BIS Basel III common equity tier 1 capital (phase-in)[7]	40,235	40,032
BIS Basel III common equity tier 1 capital (fully applied)[7]	26,176	25,182
BIS Basel III risk-weighted assets (phase-in)[7]	262,454	261,800
BIS Basel III risk-weighted assets (fully applied)[7]	258,701	258,113
BIS Basel III total capital ratio (%) (phase-in)[7]	18.9	18.9
BIS Basel III total capital ratio (%) (fully applied)[7]	11.8	11.4

Additional information
Invested assets (CHF billion)[9]	2,373	2,230	2,115
Personnel (full-time equivalents)	61,782	62,628	64,243
Market capitalization[10]	55,827	54,729	48,488

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    3  Net profit attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets/average equity attributable to UBS shareholders less average goodwill and intangible assets.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 for 2012.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    7  BIS Basel III numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    8  Formerly referred to as FINMA Basel III leverage ratio. SRB: systemically relevant banks.    9  Group invested assets includes invested assets for Retail & Corporate.    10  Refer to the appendix “UBS shares” of this report for more information.

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Corporate calendar

Annual General Meeting

Thursday, 2 May 2013

Publication of the second quarter 2013 report

Tuesday, 30 July 2013

Publication of the third quarter 2013 report

Tuesday, 29 October 2013

Publication of the fourth quarter 2013 report

Tuesday, 4 February 2014

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related

queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls from outside the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1302

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
8	Recent developments
11	Group results
2.	UBS business divisions and Corporate Center
20	Wealth Management
23	Wealth Management Americas
28	Investment Bank
32	Global Asset Management
37	Retail & Corporate
40	Corporate Center
3.	Risk and treasury management
48	Risk management and control
62	Balance sheet
65	Liquidity and funding management
68	Capital management
4.	Financial information (unaudited)
79	Interim consolidated financial statements
87	Notes to the interim consolidated financial statements
133	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
142	UBS shares
143	Information sources

First Quarter 2013 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 62,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Investment Bank

The Investment Bank provides corporate, institutional, and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of our universal bank model in Switzerland, delivering growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring private clients to Wealth Management when client wealth increases.

Corporate Center

The Corporate Center provides control functions for the business divisions and the Group in such areas as risk control and legal and compliance, as well as finance, which includes treasury services, funding, balance sheet and capital management. Corporate Center – Core Functions provides all logistics and support functions including information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, offshoring and Group-wide operations. It allocates most of its treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses previously part of the Investment Bank and the Legacy Portfolio, including certain centrally managed positions such as the SNB StabFund option.

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UBS Group Management report

Recent developments

Recent developments

Financial reporting structure changes relating to the Investment Bank and the Corporate Center

In October 2012, we announced a significant acceleration in the implementation of our strategy presented in November 2011.

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, UBS is exiting many business lines which are capital and balance sheet intensive, or are in areas with high operational complexity or long tail risks. From the first quarter of 2013, these non-core activities and positions formerly in the Investment Bank have been transferred to and are managed and reported in the Corporate Center. Together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center called “Non-core and Legacy Portfolio”.

The vast majority of the transfers from the Investment Bank to Non-core and Legacy Portfolio were effective from 1 January 2013, but we have since made – and may make in the future – further, limited transfers of business activities between the Investment Bank and Non-core and Legacy Portfolio. We have and may also in the future refine the allocation methodologies for certain charges, balance sheet, profit and loss, off balance sheet and risk-weighted assets items.

From the first quarter of 2013, the Investment Bank has been reorganized into two business units, Corporate Client Solutions and Investor Client Services.

   Corporate Client Solutions comprises all advisory and financing solutions businesses, origination, structuring and execution, including equity and debt capital markets supporting corporate, financial institution and financial sponsor clients, and risk management which reflects the performance of the corporate lending business, offset by associated charges (risk management premiums) for hedging the related exposure.

   Investor Client Services comprises execution, distribution and trading for institutional investors and provides support to Corporate Client Solutions and our wealth management businesses. It includes our equities business, which incorporates our prime brokerage business and research, our foreign exchange business, including precious metals, and our rates and credit business. The Investor Client Services unit also provides distribution and risk management capabilities required to support all of our Investment Bank’s businesses.

   In addition, the repo and short-term interest rate cash units were transferred from the Investment Bank to the Asset Liability Management unit of Group Treasury within Corporate Center – Core Functions in the first quarter of 2013. Following this transfer, the Asset Liability Management unit oversees all financing, portfolio, and structural risk management activities for the Group. With effect from the first quarter of 2013, revenues associated with the ongoing business activities of Asset Liability Management are allocated to the business divisions and Non-core and Legacy Portfolio, with the exception of excess funding costs.

Prior periods have been restated to reflect the abovementioned changes to our financial reporting structure. This restated information is not representative of the way the business was managed during the period in question and as such is an estimate of its performance. Amounts have been determined reflecting a number of assumptions and allocations in order to achieve comparability with how the business will be managed going forward. As a result of these changes, as of 31 December 2012, assets in the Investment Bank decreased by CHF 411 billion, assets in Core Functions increased by CHF 21 billion and assets in Non-core and Legacy Portfolio increased by CHF 391 billion.

Changes to allocations of centralized shared services units’ personnel

As part of our ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm, on 1 July 2012 operations units from business divisions were centralized into our shared services units in the Corporate Center. Effective 1 January 2013, personnel allocations to our business divisions for shared services were revised to reflect the following factors: (i) enhancements to the Corporate Center service-level agreement framework for Group Operations; (ii) an ongoing review of attribution keys, including for technology-related personnel; and (iii) organizational changes related to the accelerated implementation of our strategy, including the transfer of certain non-core businesses and positions from the Investment Bank.

   As a result, related allocations of personnel increased by 250 in Wealth Management and 150 in Wealth Management Americas, while decreasing by approximately 650 in the Investment Bank, 500 in Retail & Corporate and 400 in Corporate Center – Non-core and Legacy Portfolio and remaining broadly unchanged in Global Asset Management. In addition, personnel in Corporate Center – Core Functions increased by approximately 600, primarily due to the ongoing refinement of the cost allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy, particularly the changes affecting our Investment Bank. Before allocations, the Corporate Center personnel decreased by approximately 550 during the first quarter of 2013.

8

UBS Group

Significant accounting changes

IFRS 10 Consolidated Financial Statements

Effective 1 January 2013, UBS adopted IFRS 10 Consolidated Financial Statements, which introduced a new definition of control for determining when one entity should consolidate another. On adoption of IFRS 10, the Group has changed the consolidation status of certain entities, including entities issuing preferred securities which are no longer consolidated by the Group. As a result of deconsolidating the preferred securities entities, UBS now recognizes the subordinated notes issued to these entities instead of the preferred securities which were previously presented as equity attributable to non-controlling interests. Except for one subordinated note issuance of CHF 1.2 billion, which is classified as a liability, UBS presents the subordinated notes as equity attributable to preferred note holders. Accordingly, as of 31 December 2012, the Group’s equity attributable to non-controlling interests decreased by CHF 4.3 billion; equity attributable to preferred note holders increased by CHF 3.1 billion and debt issued held at amortized cost increased by CHF 1.2 billion. Similarly, for 2012, net profit attributable to non-controlling interests decreased by CHF 271 million and net profit attributable to preferred note holders increased by CHF 220 million. The implementation of IFRS 10 did not have a material effect on our regulatory capital.

IFRS 13 Fair Value Measurement

On 1 January 2013, UBS adopted IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements under IFRS and introduces new and enhanced disclosure requirements.

IFRS 7 Financial Instruments: Disclosures

On 1 January 2013, UBS adopted revisions to IFRS 7 Financial Instruments: Disclosures, requiring the disclosure of new information in respect of an entity’s use of enforceable netting arrangements.

è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the effect of adopting these accounting standards

Attributed equity

With effect from 1 January 2013, attributed equity required to support remaining goodwill and intangible assets that arose from the PaineWebber acquisition has been transferred from the business divisions to the Corporate Center. Net charges associated with this attributed equity are retained in Corporate Center – Core Functions.

Changes to key performance indicators in 2013

In the first quarter of 2013, we replaced “BIS tier 1 ratio (%)” and “FINMA leverage ratio (%)” at Group level with “BIS Basel III com-mon equity tier 1 capital ratio (%)” and “Swiss SRB (systemically relevant banks) leverage ratio (%)” respectively, to align our KPI framework to the new Basel III requirements.

“BIS Basel III common equity tier 1 capital ratio (%)” is shown on a phase-in and fully applied basis. The information provided on a fully applied basis does not consider the effects of the transition period from 2014 to 2018, during which new capital deductions are phased in. Furthermore, Basel 2.5 hybrid tier 1 capital instruments will be phased out between 2013 and 2022. “Swiss SRB leverage ratio (%)” considers total Swiss SRB Basel III capital, which includes Swiss SRB Basel III common equity tier 1 capital on a phase-in basis and Swiss SRB Basel III loss-absorbing capital, divided by total exposure, which is equal to IFRS assets, based on a capital adequacy scope of consolidation, adjusted for replacement value netting and other adjustments, including off-balance sheet items.

è	For the definition of our key performance indicators, refer to the “Measurement and performance” section of our Annual Report 2012

Regulatory developments

BIS Basel III and Swiss systemically relevant banks (SRB) rules come into effect in Switzerland

The Basel III global regulatory rules were introduced by the Basel Committee on Banking Supervision in the years 2010 and 2011, mainly in response to the 2007 to 2009 financial crisis. In Switzerland, the BIS Basel III framework came into effect on 1 January 2013. These requirements are being phased in and will become fully effective on 1 January 2019. Furthermore, Basel 2.5 hybrid tier 1 and tier 2 capital instruments will be phased out between 2013 and 2022.

In addition to being required to comply with the BIS Basel III rules, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are additionally required to comply with Swiss SRB-specific rules.

The Swiss SRB minimum leverage ratio for systemically relevant banks in Switzerland (formerly referred to as “FINMA Basel III leverage ratio”) also came into force on 1 January 2013.

è	Refer to the “Capital management” section of this report for more information on the new capital requirements

Swiss Federal Council proposes stricter legislation on money laundering and tax evasion

At the end of February 2013, the Swiss Federal Council proposed two legislative changes to combat money laundering and to prevent tax evasion, with a consultation period for both the public and private sector that runs until mid-June 2013.

The first draft bill is aimed primarily at translating the Financial Action Task Force’s (FATF) anti-money laundering recommendations into national legislation. While Switzerland’s anti-money laundering regulations are already largely compatible with the

9

Recent developments

new FATF standards, certain amendments are needed, including the introduction of a new predicate offence of money laundering in the form of qualified tax fraud in the area of direct taxation as well as the extension of the existing predicate offence in the area of indirect taxation.

The second draft bill, representing a key element of Switzerland’s financial integrity strategy (Weissgeldstrategie), would introduce extended due diligence requirements to prevent untaxed assets from being accepted by financial intermediaries in Switzer-land. The Federal Council refrained from proposing that financial intermediaries must obtain self-declarations from all clients, instead proposing that financial intermediaries apply a risk-based assessment when accepting new assets. Should certain criteria, as outlined in the new law, indicate an increased risk that assets are untaxed, the financial intermediary must perform a deeper examination and, if there is a basis for reasonable suspicion that the client is not tax-compliant, reject assets and decline or terminate the business relationship.

Given the early stages of the legislative process, an assessment of the potential consequences for UBS is not currently possible.

The European Commission issues a proposal for an enhanced cooperation financial transaction tax

In the European Union (EU), 11 member states have committed to implementing a financial transaction tax by 1 January 2014 via an “enhanced cooperation” procedure. The European Commission issued in February a proposal, which is currently under scrutiny by the Council. While only the participating countries, namely France, Germany, Austria, Belgium, Greece, Portugal, Slovenia, Italy, Spain, Slovakia and Estonia, are entitled to vote on and would themselves adopt the tax, its extraterritorial nature will af-

fect financial institutions and transactions in all 27 EU member states and beyond. The proposed tax would apply to a wide range of financial transactions and the draft sets minimum rates of 0.1% (securities) and 0.01% (derivatives) applicable to both parties of a transaction. The final rates that will be implemented in each of the participating countries can, however, differ. Based on the current proposal, UBS would be affected by the scope of the tax when transacting with, or on behalf of, clients from participating countries or when performing transactions in financial instruments issued in such countries. The proposal requires operational implementation on a global level and could negatively affect the profitability of certain products.

Political agreement reached on the Capital Requirements Directive

In the European Union, political agreement was reached on the Capital Requirements Directive (CRD IV), which aims to implement Basel III requirements for the EU member states. The final version contains a number of differences from the Basel III requirements. These include differences in capital treatment for several types of exposures, the inclusion of several exemptions from capital charges related to Credit Valuation Adjustments (CVA) and the proposed early implementation of the Liquidity Coverage Ratio (LCR). Remuneration is not a topic included in Basel III but has received significant attention in CRD IV, which introduces a cap on the ratio of variable to fixed remuneration and, for specified proportions of variable remuneration, requires these amounts to be paid in non-cash instruments meeting prescribed criteria.

The CRD IV package (Directive and Regulation) is expected to come into force on 1 January 2014 and will impact certain subsidiaries and branches of UBS.

10

UBS Group

Group results

First quarter 2013 net profit attributable to UBS shareholders was CHF 988 million compared with a loss of CHF 1,904 million in the fourth quarter of 2012. Profit before tax was CHF 1,447 million compared with a loss of CHF 1,837 million in the prior quarter. Operating income increased by CHF 1,567 million, primarily due to higher net interest and trading income. Operating expenses declined by CHF 1,717 million, predominantly as a result of reduced net charges for provisions for litigation, regulatory and similar matters. In the first quarter, we recorded a tax expense of CHF 458 million compared with CHF 66 million in the prior quarter.

Income statement

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Interest income	3,484	3,550	4,130	(2)	(16)
Interest expense	(2,003)	(2,078)	(2,541)	(4)	(21)
Net interest income	1,481	1,472	1,589	1	(7)
Credit loss (expense)/recovery	(15)	(24)	37	(38)
Net interest income after credit loss expense	1,466	1,448	1,626	1	(10)
Net fee and commission income	4,123	3,992	3,840	3	7
Net trading income	2,222	378	976	488	128
of which: net trading income excluding own credit	2,403	792	2,140	203	12
of which: own credit on financial liabilities designated at fair value	(181)	(414)	(1,164)	(56)	(84)
Other income	(37)	390	81
Total operating income	7,775	6,208	6,523	25	19
Personnel expenses	4,100	4,014	3,378	2	21
General and administrative expenses	1,999	3,843	1,398	(48)	43
Depreciation and impairment of property and equipment	208	169	158	23	32
Amortization and impairment of intangible assets	20	19	23	5	(13)
Total operating expenses	6,327	8,044	4,956	(21)	28
Operating profit/(loss) before tax	1,447	(1,837)	1,567		(8)
Tax expense/(benefit)	458	66	531	594	(14)
Net profit/(loss)	989	(1,903)	1,036		(5)
Net profit/(loss) attributable to preferred note holders	0	0	0
Net profit/(loss) attributable to non-controlling interests	1	1	1	0	0
Net profit/(loss) attributable to UBS shareholders	988	(1,904)	1,035		(5)

Comprehensive income
Total comprehensive income	1,560	(2,451)	313		398
Total comprehensive income attributable to preferred note holders	57	(33)	(64)
Total comprehensive income attributable to non-controlling interests	1	6	0	(83)
Total comprehensive income attributable to UBS shareholders	1,503	(2,423)	377		299

11

Group results

Adjusted results1

	For the quarter ended 31.3.13
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total
Operating income as reported	1,913	1,618	2,783	517	919	(479)	504	7,775
of which: own credit on financial liabilities designated at fair value[2]						(181)		(181)
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on disposal of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business			55			(24)[3]		31
Operating income (adjusted)	1,913	1,618	2,728	483	919	(155)	477	7,983

Operating expenses as reported	1,250	1,384	1,806	327	572	239	749	6,327
of which: personnel-related restructuring charges[4]	3	1	(26)	(2)	2	(1)	10	(14)
of which: other restructuring charges[4]	22	9	32	6	13	(1)	179	260
Operating expenses (adjusted)	1,224	1,374	1,800	323	557	242	561	6,081

Operating profit/(loss) before tax as reported	664	234	977	190	347	(719)	(245)	1,447
Operating profit/(loss) before tax (adjusted)	690	244	928	160	362	(398)	(84)	1,901

	For the quarter ended 31.12.12
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total
Operating income as reported	1,748	1,614	1,604	491	933	(240)	57	6,208
of which: own credit on financial liabilities designated at fair value[2]						(414)		(414)
Operating income (adjusted)	1,748	1,614	1,604	491	933	174	57	6,622

Operating expenses as reported	1,350	1,414	1,847	343	572	1,646	873	8,044
of which: personnel-related restructuring charges[4]	13	3	175	15	1	0	51	257
of which: other restructuring charges[4]	4	(1)	(2)	0	0	0	0	1
Operating expenses (adjusted)	1,333	1,412	1,674	328	571	1,646	822	7,786

Operating profit/(loss) before tax as reported	398	200	(243)	148	361	(1,886)	(816)	(1,837)
Operating profit/(loss) before tax (adjusted)	415	202	(70)	163	362	(1,472)	(765)	(1,165)

	For the quarter ended 31.3.12
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total
Operating income as reported	1,769	1,425	2,297	477	936	(1,091)	710	6,523
of which: own credit on financial liabilities designated at fair value[2]						(1,164)		(1,164)
Operating income (adjusted)	1,769	1,425	2,297	477	936	73	710	7,687

Operating expenses as reported	846	1,233	1,788	309	265	104	412	4,956
of which: credit related to changes to the Swiss pension plan[5]	(357)	0	(51)	(30)	(287)	(3)	(2)	(730)
of which: personnel-related restructuring charges[4]	14	0	102	6	7	3	7	139
of which: other restructuring charges[4]	(2)	(2)	(8)	0	0	(1)	0	(13)
Operating expenses (adjusted)	1,191	1,235	1,745	333	545	104	407	5,560

Operating profit/(loss) before tax as reported	923	192	509	169	671	(1,196)	298	1,567
Operating profit/(loss) before tax (adjusted)	578	190	552	145	391	(32)	303	2,127

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3   Reflects a foreign currency translation loss.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for more information.    5  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.

12

UBS Group

Performance: 1Q13 vs 4Q12

Operating profit before tax was CHF 1,447 million in the first quarter of 2013 compared with an operating loss of CHF 1,837 million in the prior quarter, reflecting higher operating income mainly due to improved net interest and trading revenues, as well as reduced operating expenses predominantly resulting from reduced net charges for provisions for litigation, regulatory and similar matters.

We calculate adjusted results that exclude items considered non-recurring or that management believes are not representative of the underlying performance of our business (such adjusted results are non-GAAP financial measures as defined by SEC regulations). For the first quarter, these adjustments are an own credit loss of CHF 181 million, a net loss of CHF 92 million incurred on the buyback of debt in a public tender offer, a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business, a net gain of CHF 31 million on the sale of our remaining proprietary trading business and net restructuring charges of CHF 246 million. For the fourth quarter, these adjustments were an own credit loss of CHF 414 million and net restructuring charges of CHF 258 million.

On this adjusted basis, first quarter profit before tax was CHF 1,901 million compared with a loss of CHF 1,165 million in the prior quarter, mainly as net charges for provisions for litigation, regulatory and similar matters decreased by CHF 1,703 million to CHF 378 million. In addition, adjusted operating income increased by CHF 1,361 million, primarily due to higher net interest and trading income in both the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. This was partly offset by reduced other income.

Operating income: 1Q13 vs 4Q12

Total operating income was CHF 7,775 million compared with CHF 6,208 million. On an adjusted basis, total operating income was CHF 7,983 million compared with CHF 6,622 million.

Net interest and trading income

Net interest and trading income increased by CHF 1,854 million to CHF 3,703 million. The first quarter of 2013 included an own credit loss on financial liabilities designated at fair value, primarily reflecting the tightening of our funding spreads over the quarter, of CHF 181 million compared with an own credit loss of CHF 414 million in the prior quarter. Excluding the impact of own credit, net interest and trading income increased by CHF 1,621 million, mainly due to higher revenues in both the Investment Bank and Non-core and Legacy Portfolio.

Investor Client Services net interest and trading revenues increased by CHF 730 million, primarily due to higher equity derivatives and rates and credit revenues, mainly as client activity increased.

Corporate Client Solutions net interest and trading revenues increased by CHF 307 million, reflecting the result of a large private transaction.

Net interest and trading revenues in Non-core and Legacy Portfolio increased by CHF 678 million, partly due to a larger gain from the revaluation of our option to acquire the SNB StabFund’s equity, which was CHF 240 million, compared with CHF 91 million in the prior quarter. The first quarter of 2013 also included a positive debit valuation adjustment of CHF 37 million on derivatives compared with negative CHF 188 million in the prior quarter. Furthermore, Legacy Portfolio revenues benefited from continuing improved performance on real estate assets and reference-linked notes, partly offset by losses on municipal swaps.

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Net interest and trading income
Net interest income	1,481	1,472	1,589	1	(7)
Net trading income	2,222	378	976	488	128
Total net interest and trading income	3,703	1,849	2,565	100	44

Wealth Management	727	669	688	9	6
Wealth Management Americas	307	328	323	(6)	(5)
Investment Bank	1,833	796	1,328	130	38
Global Asset Management	6	6	5	0	20
Retail & Corporate	609	634	603	(4)	1
Corporate Center	223	(583)	(381)
of which: own credit on financial liabilities designated at fair value	(181)	(414)	(1,164)	(56)	(84)
Total net interest and trading income	3,703	1,849	2,565	100	44

13

Group results

Net interest and trading income in Wealth Management increased by CHF 58 million. In Wealth Management Americas and Retail & Corporate, net interest and trading revenues declined by CHF 21 million and CHF 25 million, respectively.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit
è

Refer to the “Non-trading portfolios” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 15 million compared with a net credit loss expense of CHF 24 million in the prior quarter. In the first quarter of 2013, we recorded a net credit loss expense of CHF 12 million in Wealth Management. In the fourth quarter of 2012 we recorded a net credit loss expense of CHF 15 million in Wealth Management Americas and a net credit loss expense of CHF 20 million in Retail & Corporate, partly offset by a net credit loss recovery of CHF 15 million in Non-core and Legacy Portfolio.

è	Refer to the discussions of credit loss expense/recovery in the “UBS business divisions and Corporate Center” section of this report for more information

Net fee and commission income

Net fee and commission income increased by CHF 131 million to CHF 4,123 million.

Net brokerage fees increased by CHF 138 million, mainly in the Investment Bank as a result of increased client activity.

Investment fund fees increased by CHF 77 million, mainly reflecting increased client activity in Wealth Management.

Merger and acquisition and corporate finance fees decreased by CHF 78 million to CHF 119 million due to seasonally low activity levels.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was negative CHF 37 million in the first quarter compared with positive CHF 390 million in the prior quarter.

First quarter 2013 other income included a loss of CHF 119 million on the buyback of debt in a public tender offer.

The fourth quarter included gains of CHF 112 million on sales of Swiss real estate, as well as a gain of CHF 88 million on the sale of an equity investment previously classified as available-for-sale in Corporate Center.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 1Q13 vs 4Q12

Total operating expenses decreased by CHF 1,717 million to CHF 6,327 million. Non-personnel related restructuring charges were CHF 260 million in the first quarter, primarily due to the recognition of provisions for onerous lease contracts and related asset impairments as we progress with the accelerated implementation of our strategy and the Group-wide program to drive long-term efficiencies, both announced in October 2012. Those restructuring charges associated with the acceleration of our strategy are allocated to Non-core and Legacy Portfolio. Restructuring charges associated with the long-term efficiency program are allocated across the business divisions in proportion to the estimated future cost savings. On an adjusted basis, total operating expenses decreased by CHF 1,705 million, primarily as net charges for provisions for litigation, regulatory and similar matters decreased by CHF 1,703 million.

Personnel expenses

Personnel expenses increased by CHF 86 million to CHF 4,100 million. The first quarter included a net release of CHF 14 million in personnel-related restructuring provisions compared with net charges of CHF 257 million in the prior quarter.

Excluding the effects of restructuring, personnel expenses increased by CHF 357 million. On this adjusted basis, expenses for total variable compensation increased by CHF 386 million, reflecting higher discretionary performance award accruals. Expenses for total variable compensation, excluding restructuring, included a charge of CHF 298 million for the amortization of deferred com-

Credit loss (expense)/recovery

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Wealth Management	(12)	1	(1)
Wealth Management Americas	0	(15)	(0)	(100)
Investment Bank	(1)	(5)	(1)	(80)	0
Retail & Corporate	0	(20)	18	(100)	(100)
Corporate Center	(2)	15	22
of which: Core Functions	0	0	0
of which: Non-core and Legacy Portfolio	(2)	15	22
Total	(15)	(24)	37	(38)

14

UBS Group

Operating expenses

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Personnel expenses (adjusted)[1]
Salaries	1,649	1,645	1,738	0	(5)
Total variable compensation	1,057	671	931	58	14
of which: relating to prior years[2]	298	280	329	6	(9)
of which: relating to current year[3]	759	391	602	94	26
Wealth Management Americas: Financial advisor compensation[4]	776	739	679	5	14
Other personnel expenses[5]	632	701	622	(10)	2
Total personnel expenses (adjusted)[1]	4,114	3,757	3,969	10	4
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	378	2,081	48	(82)	688
Other non-personnel expenses[6]	1,589	1,949	1,544	(18)	3
Total non-personnel expenses (adjusted)[1]	1,967	4,030	1,592	(51)	24
Adjusting items	246	258	(604)	(5)
of which: personnel-related restructuring charges	(14)	257	139
of which: other restructuring charges	260	1	(13)
of which: credit related to changes to the Swiss pension plan	0	0	(730)		(100)
Total operating expenses as reported	6,327	8,044	4,956	(21)	28

1  Excluding adjusting items.    2  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    3  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6  Includes general and administrative expenses excluding provisions for litigation, regulatory and similar matters, as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

pensation awards from prior years compared with CHF 280 million in the prior quarter. Salary expenses excluding restructuring were virtually unchanged as increased accruals for untaken vacation were offset by lower expenses reflecting reduced staff levels. Financial advisor compensation in Wealth Management Americas increased by CHF 37 million, corresponding to higher transaction-based revenues. Other personnel expenses, which consist of expenses related to contractors, social security, pension and other post-employment benefit plans and other expenses, decreased by CHF 69 million excluding restructuring, mainly due to lower expenses for pensions and other post-employment benefit plans.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 1,844 million to CHF 1,999 million in the first quarter.

   Net charges for provisions for litigation, regulatory and similar matters decreased by CHF 1,703 million to CHF 378 million, primarily as the prior quarter included charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of claims and regulatory matters arising from the financial crisis of 2007–2009 and other matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels at least through 2013.

The first quarter included net restructuring charges of CHF 225 million, primarily related to onerous lease contracts. The fourth quarter included net restructuring charges of CHF 1 million.

Administration costs decreased by CHF 136 million, primarily as the fourth quarter included a charge of CHF 124 million for the annual UK bank levy. Professional fees, expenses related to outsourcing and costs for marketing and public relations decreased by CHF 72 million, CHF 68 million and CHF 53 million, respectively.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment increased by CHF 39 million to CHF 208 million, mainly due to restructuring-related impairment charges of CHF 35 million in the first quarter of 2013.

Amortization and impairment of intangible assets was CHF 20 million compared with CHF 19 million.

Tax: 1Q13 vs 4Q12

We recognized a net income tax expense of CHF 458 million for the first quarter of 2013. This primarily reflects a deferred tax expense of CHF 319 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter for Switzerland and the US. The remainder reflects other tax expenses of

15

Group results

CHF 139 million, primarily in relation to taxable profits in other locations. For the fourth quarter of 2012, we recognized a net income tax expense of CHF 66 million, which included tax expenses for subsidiaries and branches with taxable profits, partly offset by a release of tax provisions in respect of tax positions that had previously been uncertain.

We are currently forecasting a tax rate of approximately 30% for the second quarter of 2013. This tax rate is higher than the normal expected effective tax rate of 20-25% as the net profit for the Group in 2013 may reflect losses for some branches or subsidiaries for which we may not obtain a full tax benefit. In addition, the actual tax rate may differ if there are significant book tax adjustments that affect Swiss taxable profits – for example, own credit gains and losses. Also, the full year tax rate may depend on the extent to which deferred tax assets are revalued during 2013.

Total comprehensive income attributable to UBS shareholders: 1Q13 vs 4Q12

Total comprehensive income attributable to UBS shareholders was positive CHF 1,503 million compared with negative CHF 2,423 million. Net profit attributable to UBS shareholders was CHF 988 million compared with a loss of CHF 1,904 million. Other comprehensive income (OCI) attributable to UBS shareholders was positive CHF 514 million (net of tax) compared with negative CHF 519 million.

First quarter 2013 OCI included foreign currency translation gains of CHF 528 million (net of tax), predominantly related to the 4% strengthening of the US dollar against the Swiss franc, compared with a loss of CHF 544 million in the prior quarter.

Gains on defined benefit plans (net of tax) were CHF 253 million in the first quarter compared with gains of CHF 391 million in the previous quarter. The first quarter gains mainly related to the Swiss pension plan, primarily resulting from a reduction in the defined benefit obligation (DBO) largely due to an increase in the applicable discount rate, as well as from an increase in the fair value of the underlying plan assets. This was partly offset by OCI losses on non-Swiss pension plans, mainly reflecting an increase in the net liability for the UK pension plan that was driven by a higher inflation rate and a lower discount rate for the DBO, partly offset by an increase in the fair value of the underlying plan assets.

Financial investments available-for-sale OCI in the first quarter was positive CHF 3 million (net of tax) compared with negative CHF 110 million, mainly as in the prior quarter more previously unrealized gains were reclassified to the income statement upon sale of investments.

Cash flow hedge OCI was negative CHF 270 million (net of tax) in the first quarter compared with negative CHF 256 million in the previous quarter and mainly reflected an increase in long-term interest rates.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment: 1Q13 vs 4Q12

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 1Q13 vs 4Q12

Cost/income ratio

The cost/income ratio was 81.2% in the first quarter of 2013 compared with 129.1% in the prior quarter. On an adjusted basis, the cost/income ratio decreased to 76.0% from 117.2%.

Risk-weighted assets

Our phase-in BIS Basel III RWA increased by CHF 0.7 billion to CHF 262.5 billion at the end of the first quarter. On a fully applied basis, BIS Basel III RWA increased by CHF 0.6 billion to CHF 258.7 billion. The main contributors to the phase-in BIS Basel III RWA increase were a CHF 6.7 billion increase in credit risk RWA, a CHF 0.7 billion increase in non-counterparty-related risk RWA and a CHF 1.0 billion increase in operational risk RWA, partly offset by a decrease of CHF 7.7 billion in market risk RWA. The increase in BIS Basel III phase-in credit risk RWA of CHF 6.7 billion was predominantly due to an increase in drawn exposures as well as increased RWA for securitizations as a result of rating downgrades and higher hedge-related exposures. The phase-in BIS Basel III market risk RWA decrease of CHF 7.7 billion was mainly due to a decrease in the incremental risk charge (IRC) of CHF 1.5 billion as a result of risk reductions, a decrease in regulatory VaR RWA of CHF 2.2 billion, a decrease in stressed VaR RWA of CHF 2.5 billion due to risk reductions and a decrease in the comprehensive risk measure (CRM) of CHF 1.4 billion due to the reduction of correlation trading positions.

è	Refer to the “Investment Bank”, “Corporate Center” and “Capital management” sections of this report for more information

16

UBS Group

Net new money

In Wealth Management, net new money inflows, which included a number of larger inflows, increased to CHF 15.0 billion from CHF 2.4 billion in the previous quarter and were at their strongest since the fourth quarter of 2007. All regions contributed to this result, with Asia Pacific and emerging markets delivering the highest net inflows. In Europe, onshore growth compensated for net outflows from offshore clients. On a global basis, ultra high net worth clients reported strong net new money inflows of CHF 10.7 billion compared with CHF 5.6 billion inflows in the previous quarter.

In Wealth Management Americas, net new money totaled CHF 8.6 billion or USD 9.2 billion compared with CHF 8.1 billion or USD 8.8 billion in the prior quarter due to continued strong inflows from net recruits and financial advisors employed with UBS for more than one year. Net new money also included CHF 1.3 billion or USD 1.4 billion related to the transfer of an Investment Bank client to Wealth Management Americas in connection with the Global Family Office initiative.

In Global Asset Management, there were net new money outflows of CHF 3.1 billion, but excluding money market flows there were net new money inflows of CHF 5.1 billion. Excluding money market flows, Global Asset Management recorded net new money inflows from third parties of CHF 4.2 billion compared with net outflows of CHF 1.4 billion in the fourth quarter. Net inflows, mainly from sovereign clients and clients serviced from Asia Pacific, were partially offset by net outflows from clients serviced from the Americas and Europe. Also excluding money market flows, net new money inflows from clients of UBS’s wealth management businesses were CHF 0.9 billion compared with net outflows of CHF 2.4 billion in the fourth quarter and were mainly from clients booked in Switzerland. Money market net outflows from third parties were CHF 4.4 billion compared with CHF 1.4 billion in the fourth quarter and were mainly from clients in the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 3.8 billion compared with net inflows of CHF 1.9 billion in the fourth quarter and were primarily from clients in the Americas and Switzerland.

è	Refer to the discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management increased by CHF 49 billion to CHF 870 billion, supported by positive market performance of CHF 24 billion, strong net new money inflows of CHF 15 billion and positive currency translation effects of CHF 10 billion.

In Wealth Management Americas, invested assets increased by CHF 73 billion to CHF 845 billion. In US dollar terms, invested assets increased by USD 48 billion to USD 891 billion, reflecting positive market performance of USD 39 billion and continued strong net new money inflows of USD 9 billion.

Global Asset Management’s invested assets increased by CHF 18 billion to CHF 599 billion, mainly due to positive market movements of CHF 19 billion and positive currency translation effects of CHF 10 billion, partially offset by the disposal of our Canadian domestic business, which reduced invested assets by CHF 7 billion, and net new money outflows of CHF 3 billion.

è	Refer to the discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel

We employed 61,782 personnel as of 31 March 2013, a reduction of 846 compared with 62,628 personnel as of 31 December 2012.

Personnel decreased by 1,051 in the Investment Bank, mainly due to a decrease of approximately 650 personnel attributable to changes to allocations of centralized shared services units’ personnel and 396 front office personnel related to our ongoing cost reduction programs. Personnel in Retail & Corporate declined by

Net new money1

	For the quarter ended
CHF billion	31.3.13	31.12.12	31.3.12
Wealth Management	15.0	2.4	6.7
Wealth Management Americas	8.6	8.1	4.2
Global Asset Management	(3.1)	(3.3)	(8.2)
of which: non-money market flows	5.1	(3.8)	(2.6)
of which: money market flows	(8.2)	0.5	(5.6)

1  Net new money excludes interest and dividend income.

Invested assets

	As of			% change from
CHF billion	31.3.13	31.12.12	31.3.12	31.12.12	31.3.12
Wealth Management	870	821	772	6	13
Wealth Management Americas	845	772	728	9	16
Global Asset Management	599	581	559	3	7

17

Group results

504, mainly reflecting changes to allocations of centralized shared services units’ personnel. These decreases were partly offset by increases in Wealth Management of 302, Corporate Center of 208, and Wealth Management Americas of 179, which were affected by changes to the allocation of shared services personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel

Performance: 1Q13 vs 1Q12

Operating profit before tax was CHF 1,447 million in the first quarter of 2013 compared with CHF 1,567 million in the same quarter last year, reflecting higher operating expenses, partly offset by improved operating income. On an adjusted basis, first quarter 2013 profit before tax was CHF 1,901 million compared with CHF 2,127 million in the first quarter of 2012.

On this basis, operating income increased by CHF 296 million, primarily reflecting increased net fee and commission income. Adjusted operating expenses increased by CHF 521 million, mainly as a result of increased charges for provisions for litigation, regulatory and similar matters, as well as due to increased expenses for variable compensation.

Personnel by business division and Corporate Center
	As of			% change from
Full-time equivalents	31.3.13	31.12.12	31.3.12	31.12.12	31.3.12
Wealth Management	16,512	16,210	15,551	2	6
Wealth Management Americas	16,273	16,094	16,296	1	0
Investment Bank	12,544	13,595	14,435	(8)	(13)
Global Asset Management	3,801	3,781	3,716	1	2
Retail & Corporate	9,652	10,156	11,417	(5)	(15)
Corporate Center	3,000	2,792	2,827	7	6
of which: Core Functions	1,092	488	413	124	164
of which: Non-core and Legacy Portfolio	1,908	2,304	2,414	(17)	(21)
Total	61,782	62,628	64,243	(1)	(4)
of which: Corporate Center personnel (before allocations)[1]	25,284	25,813	26,534	(2)	(5)
[1] Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).
Personnel by region
	As of			% change from
Full-time equivalents	31.3.13	31.12.12	31.3.12	31.12.12	31.3.12
Americas	21,802	21,995	22,881	(1)	(5)
of which: USA	20,504	20,833	21,685	(2)	(5)
Asia Pacific	7,277	7,426	7,617	(2)	(4)
Europe, Middle East and Africa	10,473	10,829	10,926	(3)	(4)
of which: UK	6,081	6,459	6,616	(6)	(8)
of which: Rest of Europe	4,234	4,202	4,140	1	2
of which: Middle East and Africa	158	167	169	(5)	(7)
Switzerland	22,229	22,378	22,819	(1)	(3)
Total	61,782	62,628	64,243	(1)	(4)

18

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax in the first quarter of 2013 was CHF 664 million compared with CHF 398 million in the fourth quarter of 2012. The gross margin on invested assets increased 6 basis points to 91 basis points, mainly reflecting an upturn in transaction-based income. Operating expenses decreased to CHF 1,250 million from CHF 1,350 million, mainly due to seasonally lower general and administrative expenses. Net new money inflows of CHF 15.0 billion represented the highest quarterly net inflows since 2007.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Net interest income	508	480	478	6	6
Net fee and commission income	1,191	1,069	1,079	11	10
Net trading income	219	189	209	16	5
Other income	8	10	3	(20)	167
Income	1,926	1,747	1,770	10	9
Credit loss (expense)/recovery	(12)	1	(1)
Total operating income	1,913	1,748	1,769	9	8
Personnel expenses[2]	839	864	439	(3)	91
General and administrative expenses	345	413	276	(16)	25
Services (to)/from other business divisions	19	28	93	(32)	(80)
Depreciation and impairment of property and equipment	46	44	36	5	28
Amortization and impairment of intangible assets	1	1	2	0	(50)
Total operating expenses2, [3]	1,250	1,350	846	(7)	48
Business division operating profit/(loss) before tax	664	398	923	67	(28)

Key performance indicators[4]
Pre-tax profit growth (%)	66.8	(31.6)	100.7
Cost/income ratio (%)	64.9	77.3	47.8
Net new money growth (%)[5]	7.3	1.2	3.6
Gross margin on invested assets (bps)[6]	91	85	93	7	(2)

Additional information
Average attributed equity (CHF billion)[7]	3.7	4.3	4.0	(14)	(8)
Return on attributed equity (RoaE) (%)	71.8	60.9	92.3
Risk-weighted assets (phase-in, CHF billion)[8]	19.1	18.6		3
Risk-weighted assets (fully applied, CHF billion)[8]	18.7	18.2		3
Return on risk-weighted assets, gross (%)[9]	40.9	41.4	43.0
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.3	0	8
Net new money (CHF billion)[5]	15.0	2.4	6.7
Invested assets (CHF billion)	870	821	772	6	13
Client assets (CHF billion)	1,012	951	901	6	12
Loans, gross (CHF billion)	93.2	86.6	75.9	8	23
Due to customers (CHF billion)	186.9	180.2	168.2	4	11
Personnel (full-time equivalents)	16,512	16,210	15,551	2	6
Client advisors (full-time equivalents)	4,162	4,128	4,175	1	0

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.    3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    5  Net new money excludes interest and dividend income.    6  Excludes any effect on profit or loss from a property fund: a realized gain due to partial repayment of fund shares of CHF 0 million in the first quarter of 2013, CHF 2 million in the fourth quarter of 2012 and CHF 0 million in the first quarter of 2012.    7  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    8  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    9  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

20

UBS business divisions and Corporate Center

Regional breakdown of key figures1, 2

As of or for the quarter ended 31.3.13	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	1.1	5.5	3.0	4.9	10.7		2.5
Net new money growth (%)[4]	1.3	11.2	8.3	15.4	11.8		23.3
Invested assets (CHF billion)	357	214	155	135	391		50
Gross margin on invested assets (bps)	89	89	98	95	54		37	[5]
Client advisors (full-time equivalents)	1,633	994	772	695	849	[6]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    2  Based on the Wealth Management business area structure, and excluding minor functions with 68 client advisors, and CHF 9 billion of invested assets, and CHF 0.5 billion of net new money inflows, which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money excludes interest and dividend income.     5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 20 basis points.    6  Dedicated ultra high net worth units: 594 client advisors. Non-dedicated ultra high net worth units: 255 client advisors.

Results: 1Q13 vs 4Q12

Operating income

Total operating income increased by CHF 165 million to CHF 1,913 million from CHF 1,748 million in the prior quarter, reflecting higher revenues resulting from increased client activity, increased treasury-related income and a rise in recurring fees mainly due to higher invested assets. This was partially offset by higher credit loss expenses.

Net interest income increased by CHF 28 million to CHF 508 million due to the inclusion of incremental treasury-related income of CHF 30 million previously reported in the Investment Bank and lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. Moreover, continuing growth in loan and deposit volumes, supported by pricing measures on client deposit rates in Switzerland, helped to mitigate the negative effect of historically low interest rates on income from our replication portfolios.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2012 for more information on our replication portfolios

Net fee and commission income increased by CHF 122 million to CHF 1,191 million from CHF 1,069 million in the prior quarter. Transaction-based fees increased significantly on considerably higher client activity in all regions, particularly in Asia Pacific in the first six weeks of the quarter. Recurring fees also improved, mainly due to the increased invested asset base.

Net trading income increased to CHF 219 million from CHF 189 million in the previous quarter due to increased client activity in foreign exchange-related products, particularly in Asia Pacific.

Other income decreased to CHF 8 million from CHF 10 million.

   Credit loss expenses were CHF 12 million compared with a net release of CHF 1 million in the prior quarter.

Operating expenses

Total operating expenses decreased by CHF 100 million to CHF 1,250 million from CHF 1,350 million in the prior quarter.

Personnel expenses decreased to CHF 839 million from CHF 864 million, mainly reflecting lower accruals for variable compensation, lower pension plan costs and reduced restructuring costs of CHF 3 million compared with CHF 13 million in the prior quarter. This was partially offset by higher accruals for untaken holidays.

General and administrative expenses decreased to CHF 345 million from CHF 413 million due to seasonally lower costs for marketing and communication as well as lower charges related to provisions for litigation, regulatory and similar matters. These effects were partially offset by higher real estate-related restructuring charges of CHF 19 million due to the recognition of provisions for onerous lease contracts and related asset impairments as we progress with the Group-wide program to drive long-term efficiencies announced in October 2012.

Net charges for services from other business divisions decreased to CHF 19 million from CHF 28 million in the previous quarter, including higher charges from the Investment Product and Sales unit to other business divisions.

Cost/income ratio

The cost/income ratio decreased to 64.9% from 77.3%. On an adjusted basis excluding restructuring charges of CHF 26 million compared with CHF 17 million in the previous quarter, the cost/income ratio improved 12.7 percentage points to 63.6% from 76.3%, and was within our target range of 60% to 70%.

è	Refer to the “Group results” section of this report for more information on adjusting items.

Net new money growth

The annualized net new money growth rate was 7.3% compared with 1.2% in the previous quarter, exceeding our target range of 3% to 5%.

   Net new money inflows, which included a number of larger inflows, increased to CHF 15.0 billion from CHF 2.4 billion in the previous quarter and were at their strongest since the fourth quarter of 2007. All regions contributed to this result, with Asia Pacific and emerging markets delivering the highest net inflows. In Europe, onshore growth compensated for net outflows from offshore clients. On a global basis, ultra high net worth clients reported strong net new money inflows of CHF 10.7 billion compared with CHF 5.6 billion inflows in the previous quarter.

21

Wealth Management

Invested assets

Invested assets increased by CHF 49 billion to CHF 870 billion, supported by positive market performance of CHF 24 billion, strong net new money inflows of CHF 15 billion and positive currency effects of CHF 10 billion.

Gross margin on invested assets

The gross margin for the first quarter was 91 basis points, an increase of 6 basis points from the prior quarter, resulting from 10% higher income and a 3% increase in the average invested asset base. The gross margin remained below our target range of 95 to 105 basis points.

Personnel: 1Q13 vs 4Q12

Wealth Management employed 16,512 personnel on 31 March 2013 compared with 16,210 on 31 December 2012, reflecting an increase in client advisors and non-client-facing staff.

The number of client advisors increased to 4,162 from 4,128 in the prior quarter, mainly in emerging markets, the European offices and Asia Pacific, with a slight reduction in the Swiss market. Non-client-facing personnel increased to 12,350 from 12,082 at the end of the prior quarter. Approximately 250 of these additional personnel were attributable to changes to allocations of centralized shared services units’ personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel

Results: 1Q13 vs 1Q12

Profit before tax was CHF 664 million in the first quarter of 2013, down CHF 259 million compared with the first quarter of 2012, which included a credit of CHF 357 million related to changes to our Swiss pension plan. Excluding this credit and restructuring costs, profit before tax increased by CHF 112 million to CHF 690 million.

Total operating income increased by CHF 144 million to CHF 1,913 million.

Net interest income increased to CHF 508 million from CHF 478 million. This included higher treasury-related interest income and lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. These factors, together with increased client deposit and loan volumes, more than offset the negative effect of lower margins resulting from historically low interest rates.

Net fee and commission income increased by CHF 112 million to CHF 1,191 million from CHF 1,079 million, primarily due to higher transaction-based fees resulting from a significant upturn in client activity, primarily in Asia Pacific, as well as higher recurring fees, which reflected the higher average invested asset base.

Trading income increased to CHF 219 million from CHF 209 million. Higher income from foreign exchange-related products was partially offset by increased costs related to assets managed centrally by Group Treasury.

The first quarter of 2013 included a credit loss expense of CHF 12 million compared with a credit loss expense of CHF 1 million in the first quarter of 2012.

Operating expenses increased by CHF 404 million to CHF 1,250 million from CHF 846 million in the first quarter of 2012, which included a credit of CHF 357 million related to changes to our Swiss pension plan. Excluding this credit and restructuring costs, operating expenses increased CHF 33 million to CHF 1,224 million.

Excluding the abovementioned items, personnel expenses increased by CHF 54 million to CHF 836 million, mainly due to the centralization of our operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations units resulted in increased personnel costs and non-personnel costs and decreased net charges from other business divisions.

Non-personnel expenses were CHF 411 million compared with CHF 407 million in the first quarter of 2012. Excluding restructuring costs, non-personnel expenses decreased by CHF 20 million to CHF 389 million from CHF 409 million. The abovementioned centralization of operations units led to an increase in general and administrative expenses, which was more than offset by related lower charges for services from other business divisions.

22

UBS business divisions and Corporate Center

Wealth Management Americas

Wealth Management Americas reported record quarterly profit before tax of USD 251 million in the first quarter of 2013 compared with a profit of USD 216 million in the prior quarter. The improvement reflected a 3% decrease in operating expenses, mainly due to lower charges for provisions for litigation, regulatory and similar matters. Net new money continued to be strong and improved to USD 9.2 billion.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Net interest income	217	230	218	(6)	0
Net fee and commission income	1,366	1,350	1,153	1	18
Net trading income	112	124	136	(10)	(18)
Other income	43	58	60	(26)	(28)
Income	1,738	1,762	1,568	(1)	11
Credit loss (expense)/recovery	0	(16)	0	(100)
Total operating income	1,737	1,745	1,568	0	11
Personnel expenses	1,203	1,172	1,121	3	7
Financial advisor compensation[2]	662	627	579	6	14
Compensation commitments and advances related to recruited financial advisors[3]	171	173	168	(1)	2
Salaries and other personnel costs	370	372	374	(1)	(1)
General and administrative expenses	234	321	198	(27)	18
Services (to)/from other business divisions	4	(5)	(3)
Depreciation and impairment of property and equipment	30	27	26	11	15
Amortization and impairment of intangible assets	14	14	14	0	0
Total operating expenses[4]	1,486	1,529	1,357	(3)	10
Business division operating profit/(loss) before tax	251	216	211	16	19

Key performance indicators[5]
Pre-tax profit growth (%)[6]	16.2	(6.9)	32.7
Cost/income ratio (%)	85.5	86.8	86.5
Share of recurring revenues (%)	66.8	69.2	62.5
Net new money growth (%)[7]	4.4	4.2	2.4
Gross margin on invested assets (bps)	80	84	80	(5)	0

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoptions of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period. 7 Net new money excludes interest and dividend income.

23

Wealth Management Americas

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Additional information
Recurring income	1,161	1,208	980	(4)	18
Average attributed equity (USD billion)[2]	3.1	6.4	7.7	(52)	(60)
Return on attributed equity (RoaE) (%)	32.4	13.2	11.0
Risk-weighted assets (phase-in, USD billion)[3]	23.1	25.8		(10)
Risk-weighted assets (fully applied, USD billion)[3]	22.8	25.5		(11)
Return on risk-weighted assets, gross (%)[4]	28.4	25.4	23.2
Goodwill and intangible assets (USD billion)	3.8	3.9	3.9	(3)	(3)
Net new money (USD billion)[5]	9.2	8.8	4.6
Net new money including interest and dividend income (USD billion)[6]	14.0	16.7	9.3
Invested assets (USD billion)	891	843	807	6	10
Client assets (USD billion)	936	885	851	6	10
Loans, gross (USD billion)	34.5	34.1	29.8	1	16
Due to customers (USD billion)	55.1	56.6	43.7	(3)	26
of which: deposit accounts (USD billion)	42.2	43.6	30.7	(3)	37
Personnel (full-time equivalents)	16,273	16,094	16,296	1	0
Financial advisors (full-time equivalents)	7,065	7,059	7,015	0	1

Business division reporting excluding PaineWebber acquisition costs[7]
Business division performance before tax	261	242	237	8	10
Cost/income ratio (%)	85.0	85.4	85.0
Average attributed equity (USD billion)[2]		3.2	4.4
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoptions of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.  6  Presented in line with the historical US methodology.    7   Acquisition costs represent intangible assets amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business. Until 31 December 2012, they also included the net charges associated with the attributed equity required to support the goodwill and intangible assets that arose from the PaineWebber acquisition. Refer to the “Recent developments” section of this report for more information about the transfer of attributed equity from the PaineWebber acquisition to the Corporate Center.

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Net interest income	202	213	199	(5)	2
Net fee and commission income	1,271	1,248	1,048	2	21
Net trading income	105	115	124	(9)	(15)
Other income	40	53	54	(25)	(26)
Income	1,618	1,629	1,425	(1)	14
Credit loss (expense)/recovery	0	(15)	0	(100)
Total operating income	1,618	1,614	1,425	0	14
Personnel expenses	1,120	1,084	1,019	3	10
Financial advisor compensation[2]	616	580	527	6	17
Compensation commitments and advances related to recruited financial advisors[3]	160	159	153	1	5
Salaries and other personnel costs	345	344	340	0	1
General and administrative expenses	219	297	180	(26)	22
Services (to)/from other business divisions	4	(4)	(2)
Depreciation and impairment of property and equipment	28	25	24	12	17
Amortization and impairment of intangible assets	13	13	12	0	8
Total operating expenses[4]	1,384	1,414	1,233	(2)	12
Business division operating profit/(loss) before tax	234	200	192	17	22

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoptions of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

24

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Key performance indicators[2]
Pre-tax profit growth (%)[3]	17.0	(9.5)	31.5
Cost/income ratio (%)	85.5	86.8	86.5
Share of recurring revenues (%)	66.9	69.1	62.5
Net new money growth (%)[4]	4.5	4.1	2.4
Gross margin on invested assets (bps)	80	84	79	(5)	1

Additional information
Recurring income	1,082	1,116	891	(3)	21
Average attributed equity (CHF billion)[5]	2.9	5.9	7.0	(51)	(59)
Return on attributed equity (RoaE) (%)	32.3	13.3	11.0
Risk-weighted assets (phase-in, CHF billion)[6]	21.9	23.6		(7)
Risk-weighted assets (fully applied, CHF billion)[6]	21.7	23.3		(7)
Return on risk-weighted assets, gross (%)[7]	28.4	25.6	22.9
Goodwill and intangible assets (CHF billion)	3.7	3.5	3.5	6	6
Net new money (CHF billion)[4]	8.6	8.1	4.2
Net new money including interest and dividend income (CHF billion)[8]	13.1	15.4	8.4
Invested assets (CHF billion)	845	772	728	9	16
Client assets (CHF billion)	888	810	768	10	16
Loans, gross (CHF billion)	32.7	31.2	26.9	5	22
Due to customers (CHF billion)	52.3	51.8	39.4	1	33
of which: deposit accounts (CHF billion)	40.1	39.9	27.7	1	45
Personnel (full-time equivalents)	16,273	16,094	16,296	1	0
Financial advisors (full-time equivalents)	7,065	7,059	7,015	0	1

Business division reporting excluding PaineWebber acquisition costs[9]
Business division performance before tax	242	224	215	8	13
Cost/income ratio (%)	85.0	85.5	85.1
Average attributed equity (CHF billion)[5]		2.9	4.0

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoptions of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Net new money excludes interest and dividend income.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    8  Presented in line with the historical US methodology.    9  Acquisition costs represent intangible assets amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business. Until 31 December 2012, they also included the net charges associated with the attributed equity required to support the goodwill and intangible assets that arose from the PaineWebber acquisition. Refer to the “Recent developments” section of this report for more information about the transfer of attributed equity from the PaineWebber acquisition to the Corporate Center.

Results: 1Q13 vs 4Q12

Operating income

Operating income decreased slightly to USD 1,737 million from USD 1,745 million, as higher transaction-based revenues and lower credit loss expenses were offset by lower mutual fund and annuity fee income and lower realized gains on sales of financial investments held in the available-for-sale portfolio.

Net fee and commission income increased by USD 16 million to USD 1,366 million, mainly due to a 13% increase in transaction-based revenues, which were particularly strong earlier in the quarter. Recurring fees decreased 3%, as the prior quarter included USD 59 million related to a change to accrual-based accounting estimates from a cash basis for certain mutual fund and annuity fee income. This was partly offset by higher managed account fees due to higher invested asset levels at the end of the fourth quarter.

Net interest income decreased by USD 13 million to USD 217 million due to lower income in the available-for-sale portfolio as a result of lower balances, lower spreads and a reduction in amortized cost arising from updated future cash flow estimates on certain mortgage-backed securities. This was partly offset by the inclusion in the prior quarter of internal cost allocations of USD 16 million on attributed equity related to the goodwill and intangible assets that arose from the PaineWebber acquisition, which is now reported in the Corporate Center. Average mortgage balances increased 16% and average securities-backed lending balances increased 3% over the quarter.

   Net trading income decreased by USD 12 million to USD 112 million from USD 124 million due to lower income related to emerging market products and lower municipal trading revenue in the quarter. This decrease was slightly offset by increased trading revenue from taxable fixed income as this business is now

25

Wealth Management Americas

fully managed within Wealth Management Americas after the discontinuation of a joint venture with the Investment Bank, effective 1 January 2013.

Other income decreased by USD 15 million to USD 43 million as realized gains from sales of financial investments held in the available-for-sale portfolio decreased to USD 41 million compared with USD 59 million. These realized gains were generated by a rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. The new composition and reduced size of the investment portfolio from recent rebalancings is likely to result in lower realized gains in upcoming quarters given the expected future interest rate environment.

Net credit loss expense decreased to zero. The prior quarter included a USD 16 million loan loss allowance related to a single client.

Recurring income, the combination of recurring fees and net interest income, decreased USD 47 million to USD 1,161 million, primarily due to lower mutual fund and annuity fee income as well as lower net interest income. Recurring income for the first quarter comprised 67% of operating income compared with 69% in the prior quarter. Non-recurring income increased USD 23 million, mainly due to higher transaction-based revenue, partly offset by a decrease in realized gains on the sale of financial investments in the available-for-sale portfolio.

Operating expenses

Total operating expenses decreased by USD 43 million to USD 1,486 million, primarily due to a 27% decrease in general and administrative expense as charges for provisions for litigation, regulatory and similar matters declined to USD 4 million from USD 91 million in the prior quarter. The first quarter included restructuring charges of USD 10 million, primarily related to real estate, compared with USD 3 million in the prior quarter, mainly related to personnel reductions. Real estate-related charges in the first quarter resulted from the recognition of provisions for onerous lease contracts and related asset impairments as we progress with the Group-wide program to drive long-term efficiencies announced in October 2012.

   Personnel expenses increased by USD 31 million to USD 1,203 million due to higher financial advisor compensation corresponding to higher transaction-based revenues. Expenses for compensation commitments and advances related to recruited financial advisors decreased slightly to USD 171 million. Compensation advance balances decreased by USD 108 million to USD 3,722 million. Salaries and other personnel costs decreased by USD 2 million as a reduction of USD 8 million due to a change to the post-retirement employee benefit plan was mainly offset by higher variable compensation.

   Non-personnel expenses decreased by USD 74 million to USD 283 million, primarily due to the decrease in charges for provisions for litigation, regulatory and similar matters, partly offset by real estate-related restructuring charges, as mentioned above.

Cost/income ratio

The cost/income ratio decreased to 85.5% from 86.8% in the prior quarter. On an adjusted basis excluding restructuring charg-

es, the cost/income ratio decreased to 84.9% from 86.6% and remained within the target range of 80% to 90%.

è	Refer to the “Group results” section of this report for more information on adjusting items.

Net new money growth

The annualized net new money growth rate for the first quarter was 4.4% compared with 4.2% in the prior quarter and slightly above the target rate of 2% to 4%. Net new money totaled USD 9.2 billion compared with USD 8.8 billion in the prior quarter due to continued strong inflows from net recruits and financial advisors employed with UBS for more than one year. Net new money also included USD 1.4 billion related to the transfer of an Investment Bank client to Wealth Management Americas in connection with the Global Family Office initiative. Including interest and dividend income, net new money decreased to USD 14.0 billion from USD 16.7 billion, as the prior quarter included seasonal dividend payments.

Invested assets

Invested assets increased by USD 48 billion to USD 891 billion during the quarter, reflecting positive market performance of USD 39 billion and continued strong net new money inflows of USD 9 billion. Managed account assets increased by USD 22 billion to USD 270 billion and comprised 30% of total invested assets on 31 March 2013.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets decreased 4 basis points to 80 basis points and remained within the target range of 75 to 85 basis points. The gross margin from recurring income decreased 4 basis points due to lower mutual fund and annuity fee income, while the gross margin from non-recurring income remained unchanged from the prior quarter.

Personnel: 1Q13 vs. 4Q12

As of 31 March 2013, Wealth Management Americas employed 16,273 personnel, including 7,065 financial advisors, up 179 from 31 December 2012. Financial advisor headcount increased by 6 from the previous quarter, mainly reflecting the hiring of experienced financial advisors and low financial advisor attrition. The number of non-financial advisor employees increased by 173 to 9,208. Approximately 150 of the additional personnel were attributable to changes to allocations of centralized shared services units’ personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel.

Results: 1Q13 vs. 1Q12

Profit before tax improved by USD 40 million to USD 251 million in the first quarter of 2013 from USD 211 million in the first quarter of 2012 due to an overall improvement in revenues, accompanied by an increase in expenses. Operating income increased by

26

UBS business divisions and Corporate Center

USD 169 million to USD 1,737 million, primarily due to a USD 183 million rise in recurring fees related to higher asset levels. Transaction-based revenue increased by USD 30 million from the prior year as a result of higher commissions from equities products. The first quarter of 2013 included USD 41 million in realized gains on sales of financial investments held in the available-for-sale portfolio compared with USD 45 million in the first quarter of 2012. Operating expenses increased by USD 129 million to

USD 1,486 million. Personnel expenses increased by USD 82 million to USD 1,203 million due to an increase of USD 83 million in financial advisor compensation related to increased revenue production. Salaries and other personnel costs decreased by USD 4 million to USD 370 million. Non-personnel expenses increased by USD 48 million to USD 283 million, mainly due to higher restructuring charges and higher technology and operations-related expenses.

27

Investment Bank

Investment Bank

The Investment Bank recorded a profit before tax of CHF 977 million in the first quarter of 2013 compared with a loss before tax of CHF 243 million in the fourth quarter of 2012. Adjusted profit before tax was CHF 928 million compared with a loss before tax of CHF 70 million. Both Corporate Client Solutions and Investor Client Services reported higher revenues. BIS Basel III risk-weighted assets on a fully applied basis increased by CHF 5 billion to CHF 69 billion as of 31 March 2013 compared with pro-forma CHF 64 billion as of 31 December 2012 and were below our target of CHF 70 billion.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Corporate Client Solutions	997	763	692	31	44
Advisory	114	180	169	(37)	(33)
Equity Capital Markets	503	195	200	158	152
Debt Capital Markets	249	298	268	(16)	(7)
Financing Solutions	203	170	146	19	39
Risk Management	(73)	(80)	(92)	(9)	(21)
Investor Client Services	1,787	847	1,607	111	11
Equities	1,168	542	999	115	17
Foreign Exchange, Rates and Credit	619	304	607	104	2
Income	2,785	1,610	2,298	73	21
Credit loss (expense)/recovery	(1)	(5)	(1)	(80)	0
Total operating income	2,783	1,604	2,297	74	21
Personnel expenses[2]	1,265	1,194	1,313	6	(4)
General and administrative expenses	457	607	490	(25)	(7)
Services (to)/from other business divisions	21	0	(64)
Depreciation and impairment of property and equipment	59	43	46	37	28
Amortization and impairment of intangible assets	3	2	3	50	0
Total operating expenses2,[3]	1,806	1,847	1,788	(2)	1
Business division operating profit/(loss) before tax	977	(243)	509		92

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Recent developments” section of this report for more information.     2  Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.     3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

28

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Key performance indicators[2]
Pre-tax profit growth (%)[3]	N/A	N/A	26.6
Cost/income ratio (%)	64.8	114.7	77.8
Return on attributed equity (RoaE) (%)	49.5	2.4	16.8
Return on assets, gross (%)	4.2	2.4	2.7
Average VaR (1-day, 95% confidence, 5 years of historical data)[4]	15	23	33

Additional information
Total assets (CHF billion)[5]	263.0	261.5	289.3	1	(9)
Average attributed equity (CHF billion)[6]	7.9	8.0	12.1	(1)	(35)
Risk-weighted assets (phase-in, CHF billion)[7]	69.2	64.9		7
Risk-weighted assets (fully applied, CHF billion)[7]	68.6	64.3		7
Return on risk-weighted assets, gross (%)[8]	16.6	12.8	15.2
Goodwill and intangible assets (CHF billion)	0.2	0.1	0.1	100	100
Compensation ratio (%)	45.4	74.2	57.1
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.2	0.3	1.4
Personnel (full-time equivalents)	12,544	13,595	14,435	(8)	(13)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Recent developments” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Average VaR has not been restated for prior periods.    5  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    6  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    7  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    8  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 1Q13 vs 4Q12

Operating income

Total operating income increased 74% to CHF 2,783 million from CHF 1,604 million in the prior quarter as a result of improved performance across both Corporate Client Solutions and Investor Client Services. Adjusted operating income increased 70% to CHF 2,728 million from CHF 1,604 million. In US dollar terms, adjusted revenues increased 69%.

è	Refer to the “Group results” section of this report for more information on adjusting items

Within Corporate Client Solutions, equity capital markets reported strong results, partly offset by lower advisory and debt capital markets revenues. Revenues in Investor Client Services more than doubled with strong performance across all business areas. Net credit loss expenses were CHF 1 million compared with net credit loss expenses of CHF 5 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses decreased 2% to CHF 1,806 million from CHF 1,847 million. On an adjusted basis, operating expen-

ses increased 8% to CHF 1,800 million from CHF 1,674 million, mainly due to higher variable compensation accruals. In US dollar terms, adjusted operating expenses increased 7%.

Personnel expenses increased to CHF 1,265 million from CHF 1,194 million, mainly due to higher variable compensation accruals reflecting improved performance and following lower accruals in the fourth quarter of 2012. Increases in variable compensation accruals were partly offset by restructuring releases of CHF 26 million compared with restructuring charges of CHF 175 million and savings resulting from ongoing cost reduction programs. On an adjusted basis, personnel expenses increased to CHF 1,291 million from CHF 1,019 million, mainly due to higher variable compensation accruals.

General and administrative expenses decreased to CHF 457 million from CHF 607 million. This decrease was mainly due to lower professional fees and reduced charges relating to provisions for litigation, regulatory and similar matters, and the fourth quarter of 2012 included a charge of CHF 49 million for the annual UK bank levy. These decreases were partly offset by higher restructuring charges.

Cost/income ratio

The cost/income ratio improved to 64.8% from 114.7%. On an adjusted basis, the cost/income ratio improved to 65.9% from 104.0%, within the target range of 65% to 85%.

29

Investment Bank

Risk-weighted assets

Fully applied BIS Basel III RWA increased by CHF 5 billion to CHF 69 billion as of 31 March 2013 from CHF 64 billion on a pro-forma basis as of 31 December 2012, and were within our target range of less than CHF 70 billion. The increase mainly resulted from the transfer from the Investment Bank to Corporate Center – Core Functions of the market risk diversification benefits that arise between positions that have now been moved to Corporate Center – Non-core and positions remaining in the Investment Bank, and due to model changes and foreign currency effects. These increases outweigh a reduction of approximately CHF 2 billion of RWA related to the transfer during the quarter of certain lending facilities from the Investment Bank to Corporate Center – Non-core.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets, which represent total assets excluding positive replacement values, were CHF 193 billion as of 31 March 2013 unchanged from 31 December 2012 and within our target range of less than CHF 200 billion.

Operating income by business unit: 1Q13 vs 4Q12

Corporate Client Solutions

Corporate Client Solutions revenues increased 31% to CHF 997 million from CHF 763 million, as our focus on client centric solutions delivered higher revenues in equity capital markets and financing solutions. In US dollar terms, revenues improved 29%.

Advisory revenues decreased 37% to CHF 114 million from CHF 180 million, in line with a 39% reduction in the market fee pool due to seasonally low activity.

Equity capital markets revenues more than doubled to CHF 503 million from CHF 195 million, reflecting the result of a large private transaction.

Debt capital markets revenues decreased 16% to CHF 249 million from CHF 298 million. Investment grade revenues improved as the market fee pool increased and we gained market share. Leveraged finance revenues fell despite a gain in market share as the market fee pool declined.

Financing solutions revenues increased to CHF 203 million from CHF 170 million as revenues in structured financing and special situations groups improved, partly offset by lower revenues in real estate finance.

Risk management revenues improved to negative CHF 73 million compared with negative CHF 80 million due to reduced risk management premiums.

Investor Client Services

Investor Client Services revenues more than doubled to CHF 1,787 million from CHF 847 million mainly due to higher equities derivatives, foreign exchange options, credit flow and rates solutions revenues. In US dollar terms, revenues increased 110%.

Equities

Equities revenues increased to CHF 1,168 million from CHF 542 million, largely due to improved performance in the derivatives business.

Cash revenues were CHF 357 million compared with CHF 303 million as commission income improved across all regions due to increased volumes.

Derivatives revenues were CHF 414 million compared with CHF 23 million. Europe, the Middle East and Africa and Asia Pacific reported higher revenues as client activity increased and trading revenues improved. This follows weaker trading in the prior quarter in Asia Pacific and losses from the Japan structured products book.

In prime services, revenues increased to CHF 287 million from CHF 239 million, primarily due to higher trading revenues in equity finance.

Other equities revenues were CHF 110 million compared with negative CHF 23 million, largely due to gains from the sale of our remaining proprietary trading business and revenues on equity investments, prior to their transfer to Corporate Center – Non-core and Legacy Portfolio.

30

UBS business divisions and Corporate Center

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues were CHF 619 million compared with CHF 304 million in the fourth quarter, largely due to improved performance in rates and credit.

Foreign exchange revenues increased, mainly due to strong performances in foreign exchange options and electronic trading as increased volatility in G10 currencies resulted in higher client activity.

Rates and credit revenues were up mainly due to higher revenues in the credit flow and rates solutions businesses. Credit flow revenues improved as a result of higher client activity and increases in trading revenues, stemming from the market rally at the beginning of the year. Revenues in rates solutions increased due to a series of restructuring trades. The first quarter included a debit valuation adjustment gain of CHF 3 million compared with a debit valuation adjustment loss of CHF 80 million in the fourth quarter.

Personnel: 1Q13 vs 4Q12

The Investment Bank employed 12,544 personnel on 31 March 2013, a decrease of 1,051 from 13,595 personnel on 31 December 2012, mainly due to a decrease of approximately 650 personnel attributable to changes to allocations of centralized shared services units’ personnel and 396 front office personnel related to our ongoing cost reduction programs.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units personnel

Results: 1Q13 vs 1Q12

The Investment Bank recorded a profit before tax of CHF 977 million compared with a profit before tax of CHF 509 million, mainly as a result of a large private transaction in Corporate Client Solutions. Adjusted profit before tax was CHF 928 million compared with CHF 552 million.

Revenues in Corporate Client Solutions increased 44% to CHF 997 million from CHF 692 million, mainly as a result of higher equity capital markets revenues reflecting the result of a large private transaction and higher financing solutions revenues. This was partly offset by lower advisory revenues as the global fee pool declined. In US dollar terms, revenues increased 40%.

Investor Client Services revenues improved 11% to CHF 1,787 million from CHF 1,607 million. In US dollar terms, revenues increased 9%. Equities revenues increased 17% to CHF 1,168 million from CHF 999 million due to improved performance in derivatives and other equities. Derivatives benefited from increased client activity and improved trading revenues. In other equities, revenues increased, mainly due to gains from the sale of our remaining proprietary trading business and revenues on equity investments, prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Foreign exchange, rates and credit revenues improved 2% to CHF 619 million from CHF 607 million, mainly due to higher revenues in the foreign exchange options business as client activity increased.

Total operating expenses increased 1% to CHF 1,806 million compared with CHF 1,788 million. Adjusted operating expenses were CHF 1,800 million compared with CHF 1,745 million. In US dollar terms, adjusted operating expenses increased 1%. Personnel expenses decreased to CHF 1,265 million from CHF 1,313 million, mainly due to savings resulting from our cost reduction programs and restructuring releases of CHF 26 million compared with restructuring charges of CHF 102 million, partly offset by higher variable compensation accruals, in line with performance, and a credit of CHF 51 million related to changes to our Swiss pension plan in the first quarter of 2012. General and administrative expenses decreased to CHF 457 million from CHF 490 million, mainly due to lower professional fees.

31

Global Asset Management

Global Asset Management

Profit before tax in the first quarter of 2013 was CHF 190 million compared with CHF 148 million in the fourth quarter of 2012. First quarter operating income included a gain of CHF 34 million on the disposal of our Canadian domestic business. Excluding money market flows, net new money inflows were CHF 5.1 billion compared with net outflows of CHF 3.8 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Net management fees[2]	463	442	426	5	9
Performance fees	53	49	52	8	2
Total operating income	517	491	477	5	8
Personnel expenses[3]	211	236	206	(11)	2
General and administrative expenses	107	100	92	7	16
Services (to)/from other business divisions	(4)	(5)	0	(20)
Depreciation and impairment of property and equipment	11	9	9	22	22
Amortization and impairment of intangible assets	2	2	2	0	0
Total operating expenses3,[4]	327	343	309	(5)	6
Business division operating profit/(loss) before tax	190	148	169	28	12

Key performance indicators[5]
Pre-tax profit growth (%)	28.4	17.5	40.8
Cost/income ratio (%)	63.2	69.9	64.8
Net new money growth (%)[6]	(2.1)	(2.2)	(5.7)

Information by business line
Operating income
Traditional investments	319	275	294	16	9
Alternative and quantitative investments	73	79	68	(8)	7
Global real estate	75	84	67	(11)	12
Infrastructure and private equity	9	12	8	(25)	13
Fund services	41	42	41	(2)	0
Total operating income	517	491	477	5	8

Gross margin on invested assets (bps)
Traditional investments	25	22	24	14	4
Alternative and quantitative investments	102	111	89	(8)	15
Global real estate	74	83	71	(11)	4
Infrastructure and private equity	45	60	40	(25)	13
Total gross margin	35	34	34	3	3

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees. In addition, in the first quarter of 2013 net management fees included a gain of CHF 34 million on the disposal of our Canadian domestic business.    3 Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.     4 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.     6 Net new money excludes interest and dividend income.

32

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Net new money (CHF billion)[2]
Traditional investments	(3.2)	(2.7)	(8.0)
Alternative and quantitative investments	(0.2)	(0.8)	(0.6)
Global real estate	0.2	0.4	0.4
Infrastructure and private equity	0.0	(0.2)	0.0
Total net new money	(3.1)	(3.3)	(8.2)
Net new money excluding money market flows	5.1	(3.8)	(2.6)
of which: from third parties	4.2	(1.4)	(2.9)
of which: from UBS’s wealth management businesses	0.9	(2.4)	0.3
Money market flows	(8.2)	0.5	(5.6)
of which: from third parties	(4.4)	(1.4)	(2.8)
of which: from UBS’s wealth management businesses	(3.8)	1.9	(2.8)

Invested assets (CHF billion)
Traditional investments	521	504	484	3	8
of which: money market funds	76	83	84	(8)	(10)
Alternative and quantitative investments	29	28	30	4	(3)
Global real estate	41	40	38	3	8
Infrastructure and private equity	8	8	8	0	0
Total invested assets	599	581	559	3	7

Assets under administration by fund services
Assets under administration (CHF billion)[3]	431	410	388	5	11
Net new assets under administration (CHF billion)[4]	3.6	(4.2)	(0.3)
Gross margin on assets under administration (bps)	4	4	4	0	0

Additional information
Average attributed equity (CHF billion)[5]	1.9	2.1	2.5	(10)	(24)
Return on attributed equity (RoaE) (%)	40.0	25.9	27.0
Risk-weighted assets (phase-in, CHF billion)[6]	4.1	3.7		11
Risk-weighted assets (fully applied, CHF billion)[6]	4.0	3.6		11
Return on risk-weighted assets, gross (%)[7]	53.0	54.4	54.5
Goodwill and intangible assets (CHF billion)	1.5	1.5	1.4	0	7
Personnel (full-time equivalents)	3,801	3,781	3,716	1	2

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Net new money excludes interest and dividend income.    3  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    4  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

Results: 1Q13 vs 4Q12

Operating income

Total operating income was CHF 517 million compared with CHF 491 million in the fourth quarter and included a gain on disposal of CHF 34 million on the disposal of our Canadian domestic business. Excluding this gain, net management fees in the first quarter were CHF 13 million lower as a slight increase in traditional investments was more than offset by modest decreases in other business lines. Performance fees were CHF 4 million higher as an increase in traditional investments was partly offset by decreases in global real estate and alternative and quantitative investments, which were both very strong in the fourth quarter.

Operating expenses

Total operating expenses were CHF 327 million compared with CHF 343 million in the fourth quarter. Restructuring charges were CHF 4 million in the first quarter compared with CHF 15 million in the fourth quarter and included charges of CHF 2 million related to the abovementioned disposal.

33

Global Asset Management

Personnel expenses were CHF 211 million compared with CHF 236 million in the fourth quarter. Adjusted for a restructuring credit of CHF 2 million in the first quarter and restructuring charges of CHF 15 million in the fourth quarter, personnel expenses decreased by CHF 8 million. The decrease was due to a credit related to deferred compensation.

General and administrative expenses were CHF 107 million compared with CHF 100 million in the fourth quarter. The first quarter included real estate-related restructuring charges of CHF 6 million due to the recognition of provisions for onerous lease contracts and related asset impairments as we progressed with the Group-wide program to drive long-term efficiencies announced in October 2012.

è	Refer to the “Group results” section of this report for more information on adjusting items

Cost/income ratio

The cost/income ratio was 63.2% compared with 69.9% in the fourth quarter. Adjusted for restructuring charges and the abovementioned gain on disposal, the cost/income ratio was 66.9% compared with 66.8%, within our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was negative 2.1% compared with negative 2.2% in the fourth quarter. Our target net new money growth rate range is 3% to 5%.

There were net new money outflows of CHF 3.1 billion, but excluding money market flows there were net new money inflows of CHF 5.1 billion. Net new money inflows from third parties excluding money market flows were CHF 4.2 billion compared with net outflows of CHF 1.4 billion in the fourth quarter and were mainly from sovereign clients and clients serviced from Asia Pacific, partially offset by net outflows from clients serviced from the Americas and Europe.

Also excluding money market flows, net new money inflows from clients of UBS’s wealth management businesses were CHF 0.9 billion compared with net outflows of CHF 2.4 billion in the fourth quarter and were mainly from clients booked in Switzerland.

Money market net outflows from third parties were CHF 4.4 billion compared with CHF 1.4 billion in the fourth quarter and were mainly from clients in the Americas.

Money market net outflows from clients of UBS’s wealth management businesses were CHF 3.8 billion compared with net inflows of CHF 1.9 billion in the fourth quarter and were primarily from clients in the Americas and Switzerland.

Invested assets

Invested assets increased by CHF 18 billion to CHF 599 billion on 31 March 2013 compared with CHF 581 billion on 31 December 2012, mainly due to positive market movements of CHF 19 billion and positive currency translation effects of CHF 10 billion, partially offset by the abovementioned disposal, which reduced invested assets by CHF 7 billion, and total net new money outflows of CHF 3 billion.

On 31 March 2013, CHF 76 billion or 13% of invested assets were money market assets. On a regional basis, 33% of invested assets related to clients serviced from Switzerland; 26% from the Americas; 21% from Europe, Middle East and Africa and 20% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 35 basis points compared with 34 basis points in the fourth quarter of 2012. Excluding the abovementioned gain on disposal, the gross margin was 33 basis points and remained within our target range of 32 to 38 basis points.

Results by business line: 1Q13 vs 4Q12

Traditional investments

Excluding the abovementioned gain on disposal, operating income was CHF 285 million compared with CHF 275 million in the fourth quarter, mainly due to higher performance fees in equities.

The gross margin was 25 basis points compared with 22 basis points in the fourth quarter. Excluding the abovementioned gain on disposal, the gross margin was 20 basis points.

Excluding money market flows, net new money inflows were CHF 5.0 billion compared with net outflows of CHF 3.2 billion in the fourth quarter. Equities net inflows were CHF 5.9 billion compared with net outflows of CHF 1.7 billion and included strong inflows to indexed strategies. Fixed income net outflows were CHF 2.9 billion compared with CHF 1.1 billion. Multi-asset net inflows were CHF 2.1 billion compared with net outflows of CHF 0.4 billion.

Invested assets were CHF 521 billion on 31 March 2013 compared with CHF 504 billion on 31 December 2012. By mandate type, CHF 185 billion of invested assets related to equities, CHF 151 billion related to fixed income, CHF 76 billion related to money markets and CHF 109 billion related to multi-asset mandates, including CHF 7 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Operating income was CHF 73 million compared with CHF 79 million in the fourth quarter. Net management and performance fees were lower compared with the very strong fourth quarter. As of 31 March 2013, over 85% of alternative and quantitative investments’ performance fee-eligible assets were above their high water marks compared with over 80% as of 31 December 2012 as a number of multi-manager funds reached high water marks during the quarter.

   The gross margin was 102 basis points compared with 111 basis points in the fourth quarter, largely due to lower performance fees.

Net new money outflows were CHF 0.2 billion compared with CHF 0.8 billion in the fourth quarter.

Invested assets were CHF 29 billion on 31 March 2013 compared with CHF 28 billion on 31 December 2012.

34

UBS business divisions and Corporate Center

Global real estate

Operating income was CHF 75 million compared with CHF 84 million in the fourth quarter. Net management fees were lower partly due to a reduction in transaction fees. Performance fees were also lower compared with the very strong fourth quarter.

The gross margin was 74 basis points compared with 83 basis points in the fourth quarter due to the lower operating income.

Net new money inflows were CHF 0.2 billion compared with CHF 0.4 billion in the fourth quarter.

Invested assets were CHF 41 billion on 31 March 2013 compared with CHF 40 billion on 31 December 2012.

Infrastructure and private equity

Operating income was CHF 9 million, higher than most recent quarters but lower than the fourth quarter’s CHF 12 million, which included an income distribution from a co-investment.

The gross margin was 45 basis points compared with 60 basis points in the fourth quarter, which included the abovementioned income distribution.

Net new money flows were flat compared with net outflows of CHF 0.2 billion in the fourth quarter.

Invested assets were CHF 8 billion on 31 March 2013, in line with 31 December 2012.

Fund services

Operating income was CHF 41 million compared with CHF 42 million in the fourth quarter.

The gross margin on assets under administration was 4 basis points, in line with the fourth quarter.

Net new assets under administration inflows were CHF 3.6 billion compared with net outflows of CHF 4.2 billion in the fourth quarter.

Total assets under administration were CHF 431 billion on 31 March 2013 compared with CHF 410 billion on 31 December 2012.

Personnel: 1Q13 vs 4Q12

Global Asset Management employed 3,801 personnel on 31 March 2013, an increase of 20 compared with 3,781 on 31 December 2012. Reductions from the disposal of our Canadian domestic business were more than offset by modest headcount increases in growth areas of the business and small increases in the allocation of centralized support functions.

Results: 1Q13 vs 1Q12

Profit before tax in the first quarter of 2013 was CHF 190 million compared with CHF 169 million in the first quarter of 2012. Total operating income increased to CHF 517 million compared with CHF 477 million due to the gain on the disposal of our Canadian domestic business and a marginal increase in revenue in the ongoing businesses. Traditional investments operating income was CHF 319 million compared with CHF 294 million due to the abovementioned gain on disposal. Alternative and quantitative investments operating income was higher at CHF 73 million compared with CHF 68 million. Global real estate operating income was also higher at CHF 75 million compared with CHF 67 million. Infrastructure and private equity operating income was CHF 9 million, CHF 1 million higher than in the first quarter of 2012. Fund services operating income was CHF 41 million, unchanged from the first quarter of 2012.

Total operating expenses were CHF 327 million compared with CHF 309 million in the first quarter of 2012. After adjusting for a credit of CHF 30 million in the first quarter of 2012 related to changes to our Swiss pension plan and the net effects of restructuring, operating expenses were CHF 10 million lower in the first quarter of 2013.

Investment performance

In the first quarter, a majority of our equity strategies outperformed their benchmarks. In markets that continued to be driven primarily by stock fundamentals, our good performance across the strategy range reflects our focus mainly on stock selection strategies underpinned by research-driven processes.

In fixed income it was a mixed quarter, with some strategies outperforming benchmarks while others lagged. In an environment of continued macro uncertainty, our duration positioning detracted. The contribution from our credit positioning was broadly flat although security selection was negative in a period where we generally reduced portfolio risk. Longer-term performance records remained strong.

In global investment solutions, performance of key allocation strategies was in line with or above benchmarks for the quarter. Absolute return strategies had positive performance for the quarter and income-orientated strategies performed notably strongly.

Among alternative strategies (not shown in the Investment performance – key composites versus benchmarks table), our real estate strategies generally delivered positive absolute performance. In alternative and quantitative investments, core single-manager funds produced mixed returns for the quarter while multi-manager fund of hedge funds generated solid positive returns. Direct infrastructure, infrastructure fund of funds and private equity fund of funds performed in line with their respective investment strategies.

   Investment performance versus peers, as represented by a broad range of UBS wholesale funds, remained robust. Across all asset classes, and on an asset-weighted basis, 60% of our funds ranked in the top two quartiles over one year, 73% over three years and 76% over five years. In real estate and alternatives, the percentage in the top two quartiles over one year deteriorated compared with the prior quarter as a large Swiss listed real estate fund, which dominates that category, moved from lower second quartile to upper third quartile.

35

Global Asset Management

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 50% of Global Asset Management’s CHF 291 billion actively managed invested assets in traditional investments on 31 March 2013. This figure excludes CHF 148 billion in indexed (passive)

investments, CHF 76 billion in actively managed money market funds and CHF 85 billion in actively managed alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	–
Pan European Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	+	+
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	–	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	–	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	–	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	–
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	–	+	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	–	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	+	+	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	–	–	–
Dynamic Alpha Composite vs. US T-Bills 30 Day	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	–	+	–	+

1 Customized benchmark.

(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 96 billion on 31 March 2013. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed (passive) funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	43	58	72
Fixed income	67	71	79
Multi-asset	79	84	74
Real estate and alternative	20	80	80
Total	60	73	76

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted on 8 April 2013 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

36

UBS business divisions and Corporate Center

Retail & Corporate

Profit before tax was CHF 347 million in the first quarter of 2013 compared with CHF 361 million in the prior quarter. Adjusted for restructuring charges, profit before tax was unchanged at CHF 362 million as lower income was offset by lower operating expenses and credit loss expenses. Net new business volume growth was 4.7% and remained above our target range. Net new business volume growth was positive for both retail and corporate businesses as well as for net new client assets and to a lesser extent for loans.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Net interest income	531	556	539	(4)	(1)
Net fee and commission income	296	301	303	(2)	(2)
Net trading income	78	78	64	0	22
Other income	14	18	12	(22)	17
Income	919	953	918	(4)	0
Credit loss (expense)/recovery	0	(20)	18	(100)	(100)
Total operating income	919	933	936	(2)	(2)
Personnel expenses[2]	378	354	156	7	142
General and administrative expenses	197	228	214	(14)	(8)
Services (to)/from other business divisions	(37)	(41)	(138)	(10)	(73)
Depreciation and impairment of property and equipment	34	32	33	6	3
Amortization and impairment of intangible assets	0	0	0
Total operating expenses[2,3]	572	572	265	0	116
Business division operating profit/(loss) before tax	347	361	671	(4)	(48)

Key performance indicators[4]
Pre-tax profit growth (%)	(3.9)	(8.6)	66.5
Cost/income ratio (%)	62.2	60.0	28.9
Net interest margin (%)	1.54	1.62	1.59
Net new business volume growth (%)	4.7	4.4	4.2
Impaired loan portfolio as a % of total loan portfolio, gross (%)[5]	0.7	0.7	0.7

Additional information
Average attributed equity (CHF billion)[6]	4.4	4.4	5.0	0	(12)
Return on attributed equity (RoaE) (%)	31.5	40.6	53.7
Risk-weighted assets (phase-in, CHF billion)[7]	33.7	31.9		6
Risk-weighted assets (fully applied, CHF billion)[7]	32.0	30.2		6
Return on risk-weighted assets, gross (%)[8]	11.2	13.8	14.6
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume (CHF billion)	534	518	476	3	12
Client assets (CHF billion)[9]	396	381	341	4	16
Loans, gross (CHF billion)	138.1	137.3	136.0	1	2
Due to customers (CHF billion)	132.1	131.1	120.7	1	9
Secured loan portfolio as a % of total loan portfolio, gross (%)	92.1	91.7	90.9
Personnel (full-time equivalents)	9,652	10,156	11,417	(5)	(15)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Recent developments” section of this report for more information.    2  Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.    3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.     4  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    5  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    6  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     7  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    8  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    9  In 2012, the definition of client assets was refined. Prior periods have been adjusted accordingly. Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of the Annual Report 2012 for more information.

37

Retail & Corporate

Results: 1Q13 vs 4Q12

Operating income

Total operating income decreased by CHF 14 million to CHF 919 million, as lower income was only partly offset by lower credit loss expenses.

Net interest income decreased by CHF 25 million to CHF 531 million, mainly reflecting lower treasury-related interest income. Historically low interest rates continued to negatively affect the client deposit margin as lower deposit reinvestment rates were only partly offset by selective pricing adjustments implemented late in the quarter, while the loan margin remained stable. Average client deposit as well as loan volumes increased for the fourth consecutive quarter. In addition, interest income decreased due to lower income allocation from the Group related to investment proceeds from the firm’s equity. This was partly offset by lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury.

Net fee and commission income was CHF 296 million, down CHF 5 million as the previous quarter included fees from high corporate finance activity. Net trading income was unchanged at CHF 78 million.

Other income decreased by CHF 4 million to CHF 14 million, reflecting lower income related to assets managed centrally by Group Treasury.

Net credit loss expenses were CHF 0 million in the first quarter compared with CHF 20 million in the previous quarter. The first quarter results included a release of CHF 14 million collective loan loss allowances, mainly reflecting the ongoing review of the portfolio, compared with a release of CHF 19 million in the prior quarter, offset by credit loss expenses of CHF 14 million from specific allowances compared with CHF 39 million in the prior quarter.

Operating expenses

Total operating expenses were CHF 572 million, unchanged from the previous quarter, reflecting lower general and administrative expenses which were mostly offset by higher personnel expenses. Adjusted for restructuring charges of CHF 15 million in the first quarter and CHF 1 million in the fourth quarter, operating expenses decreased by CHF 14 million to CHF 557 million.

Personnel expenses increased to CHF 378 million from CHF 354 million, mainly due to higher variable compensation accruals, compared with a low fourth quarter, as well as increased accruals for untaken vacation. This was partly offset by lower pension plan costs.

   General and administrative expenses were CHF 197 million compared with CHF 228 million in the previous quarter, which included net charges for provisions for litigation, regulatory and similar matters of CHF 17 million. Moreover, there were seasonally lower costs for information technology and real estate as well as decreased marketing expenses in the first quarter, partly offset by higher restructuring costs.

Net charges out for services to other business divisions were CHF 37 million, slightly down from CHF 41 million in the previous quarter. Depreciation expenses were CHF 34 million, a slight increase from CHF 32 million in the fourth quarter.

è	Refer to the “Group results” section of this report for more information on adjusting items.

Cost/income ratio

The cost/income ratio increased 2.2 percentage points to 62.2%, reflecting lower income. On an adjusted basis excluding restructuring charges, the cost/income ratio increased to 60.6% from 59.9% and was slightly above the target range of 50% to 60%.

Net interest margin

The net interest margin decreased 8 basis points to 154 basis points, reflecting lower net interest income and a slightly higher average loan volume. The net interest margin was within the target range of 140 to 180 basis points.

Net new business volume growth

The annualized growth rate for net new business volume was 4.7% compared with 4.4% in the previous quarter. Our retail and corporate businesses both recorded strong net inflows resulting from high net new client assets and, to a lesser extent, net new loan inflows. Moderate net new loan inflows were in line with our strategy to selectively grow our business in high-quality loans. Net new business volume growth was above the target range of 1% to 4%.

Personnel: 1Q13 vs 4Q12

Retail & Corporate employed 9,652 personnel on 31 March 2013 compared with 10,156 on 31 December 2012. The changes to allocations of centralized shared services units’ personnel led to a decline of approximately 500 personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel

Results: 1Q13 vs 1Q12

Profit before tax decreased to CHF 347 million from CHF 671 million in the first quarter of 2012, mainly as the first quarter of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Moreover, restructuring charges were CHF 15 million in the first quarter of 2013 compared with CHF 7 million a year earlier. Adjusted for these items, profit before tax decreased to CHF 362 million from CHF 391 million.

   Total operating income decreased by CHF 17 million to CHF 919 million from CHF 936 million a year earlier. Net interest income was CHF 8 million lower at CHF 531 million, as historically low interest rates continued to affect the deposit margin substantially despite selective pricing adjustments, while the loan margin remained stable. This was partly offset by lower costs related to assets managed centrally by Group Treasury and higher treasury-related income.

Net fee and commission income were CHF 296 million down from CHF 303 million in the prior year partly reflecting lower non-asset-based fees. Net trading income increased to CHF 78 million

38

UBS business divisions and Corporate Center

from CHF 64 million, reflecting changes in the fair value of credit default swaps to hedge certain loans and higher treasury-related income. Other income was at CHF 14 million, virtually unchanged from CHF 12 million in the first quarter of 2012.

Credit loss expenses were CHF 0 million in the first quarter of 2013 compared with a credit loss recovery of CHF 18 million one year earlier. This included collective loan loss allowances, which are based on an ongoing review of the portfolio, reflecting a decrease of CHF 14 million in the first quarter of 2013 compared with a decrease of CHF 8 million in the first quarter of the prior year.

Operating expenses increased to CHF 572 million from CHF 265 million one year earlier, mainly as the first quarter of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses were up by CHF 12 million to CHF 557 million.

Personnel expenses increased by CHF 222 million to CHF 378 million, reflecting the abovementioned changes to our Swiss pension plan. Adjusted for these changes and restructuring charges,

personnel expenses decreased by CHF 60 million, mainly due to the centralization of operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations units had the effect of reducing personnel as well as general and administrative expenses and decreasing net charges to other business divisions.

è	Refer to the “Significant accounting and financial reporting structure changes” section in the Annual Report 2012 for more information on changes related to the centralization of operations units

Non-personnel expenses increased to CHF 194 million from CHF 108 million in the first quarter of 2012. Adjusted for restructuring charges of CHF 13 million in the first quarter of 2013, non-personnel expenses increased by CHF 73 million to CHF 181 million. The abovementioned centralization of operations units led to a decrease in net charges to other business divisions, which was partially offset by a decrease in general and administrative expenses.

39

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Income	207	216	761	(4)	(73)
Credit loss (expense)/recovery[2]	(2)	15	22
Total operating income excluding own credit	206	231	783	(11)	(74)
Own credit[3]	(181)	(414)	(1,164)	(56)	(84)
Total operating income as reported	24	(183)	(381)
Personnel expenses[4]	287	283	244	1	18
General and administrative expenses	675	2,198	147	(69)	359
Services (to)/from other business divisions	(4)	22	112
Depreciation and impairment of property and equipment	31	15	10	107	210
Amortization and impairment of intangible assets	1	0	4		(75)
Total operating expenses4,[5]	989	2,519	517	(61)	91
Operating profit/(loss) before tax	(964)	(2,702)	(898)	(64)	7
Operating profit/(loss) before tax excluding own credit	(783)	(2,288)	267	(66)

Additional information
Average attributed equity (CHF billion)[6]	24.8	20.8	24.9	19	0
Total assets (CHF billion)[7]	616.5	671.9	772.6	(8)	(20)
Risk-weighted assets (phase-in, CHF billion)[8]	114.5	119.1		(4)
Risk-weighted assets (fully applied, CHF billion)[8]	113.9	118.6		(4)
Personnel before allocations (full-time equivalents)	25,284	25,813	26,534	(2)	(5)
Allocations to business divisions (full-time equivalents)	(22,284)	(23,022)	(23,707)	(3)	(6)
Personnel after allocations (full-time equivalents)	3,000	2,792	2,827	7	6

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Recent developments” section of this report for more information.    2 Includes credit loss (expense)/recovery on reclassified and acquired securities.    3 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 March 2013 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    4 Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.    5 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    6 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    7 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    8 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

40

UBS business divisions and Corporate Center

Corporate Center – Core Functions

The result before tax in the first quarter of 2013 was a loss of CHF 719 million compared with a loss of CHF 1,886 million in the previous quarter. The first quarter included lower charges for provisions for litigation, regulatory and similar matters and an own credit loss of CHF 181 million compared with a loss of CHF 414 million in the fourth quarter of 2012. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was negative CHF 255 million compared with positive CHF 94 million in the prior quarter.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Income	(298)	174	73
Credit loss (expense)/recovery	0	0	0
Total operating income excluding own credit	(298)	174	73
Own credit[2]	(181)	(414)	(1,164)	(56)	(84)
Total operating income as reported	(479)	(240)	(1,091)	100	(56)
Personnel expenses[3]	146	85	78	72	87
General and administrative expenses	94	1,556	19	(94)	395
Services (to)/from other business divisions	0	2	6	(100)	(100)
Depreciation and impairment of property and equipment	(1)	3	1
Amortization and impairment of intangible assets	0	0	0
Total operating expenses[3,4]	239	1,646	104	(85)	130
Operating profit/(loss) before tax	(719)	(1,886)	(1,196)	(62)	(40)
Operating profit/(loss) before tax excluding own credit	(538)	(1,472)	(31)	(63)
Additional information
Average attributed equity (CHF billion)[5]	10.9	4.9	7.4	122	47
Total assets (CHF billion)[6]	234.3	243.3	301.7	(4)	(22)
Risk-weighted assets (phase-in, CHF billion)[7]	19.6	16.6		18
Risk-weighted assets (fully applied, CHF billion)[7]	19.0	16.1		18
Personnel before allocations (full-time equivalents)	24,961	25,272	25,947	(1)	(4)
Allocations to business divisions (full-time equivalents)	(23,869)	(24,784)	(25,534)	(4)	(7)
Personnel after allocations (full-time equivalents)	1,092	488	413	124	164
Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses[3]	1,107	1,118	860	(1)	29
General and administrative expenses	1,148	2,514	845	(54)	36
Depreciation and impairment of property and equipment	197	176	148	12	33
Amortization and impairment of intangible assets	1	0	0
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3,4]	2,453	3,809	1,853	(36)	32
Net allocations to business divisions and CC – Non-core and Legacy Portfolio	(2,213)	(2,163)	(1,749)	2	27
Total operating expenses3,[4]	239	1,646	104	(85)	130

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions. Refer to the “Recent developments” section of this report for more information.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 March 2013 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3  Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.     4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.     7  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

41

Corporate Center

Results: 1Q13 vs 4Q12

Operating income

Total operating income was negative CHF 479 million in the first quarter of 2013 compared with negative CHF 240 million in the prior quarter. On an adjusted basis, excluding own credit, losses related to the buyback of debt in a public tender offer and the foreign currency translation loss related to the sale of the remaining proprietary trading business through the sale of a subsidiary, operating income was negative CHF 155 million compared with positive CHF 174 million in the prior quarter.

è	Refer to the “Group results” section of this report for more information on adjusting items.

Adjusted Treasury income excluding the losses related to the buyback of debt in a public tender offer and the abovementioned foreign currency translation loss, remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 112 million compared with positive CHF 94 million in the prior quarter. This change was driven by hedge ineffectiveness losses of CHF 60 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a gain of CHF 37 million in the prior quarter. Furthermore, the implementation of an agreement to allocate the income from management of excess liabilities of CHF 30 million to the business divisions reduced Treasury income as such income was retained in the previous quarter. The result also reflected losses from valuation adjustments and hedging activity.

The average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. However, the costs associated with managing this portfolio decreased in the first quarter due to reduced funding costs. The first quarter included CHF 27 million of costs on attributed equity related to the goodwill and intangible assets that arose from the PaineWebber acquisition that was allocated to the business divisions in prior periods. Furthermore, the previous quarter included a gain of CHF 112 million related to the sale of properties in Switzerland.

è	Refer to the “Recent developments” section of this report for more information on changes related to attributed equity.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 181 million was recorded in the first quarter of 2013, primarily due to a tightening of our funding spreads over the quarter. An own credit loss of CHF 414 million was recorded in the prior quarter.

è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 1,356 million to CHF 2,453 million in the first quarter of 2013.

Adjusted operating expenses before service allocations excluding restructuring charges of CHF 269 million were CHF 2,184 million in the first quarter compared with CHF 3,789 million excluding restructuring charges of CHF 20 million in the previous quarter. This decrease of CHF 1,605 million was primarily related to charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates of CHF 1,470 million in the fourth quarter of 2012. In addition, in Corporate Center – Core Functions there were lower marketing and technology costs in the first quarter of 2013.

Personnel expenses decreased by CHF 11 million to CHF 1,107 million, mainly due to headcount reductions related to the accelerated implementation of our strategy, partly offset by additional variable compensation accruals and the seasonal effect of vacation accruals in the first quarter of 2013.

General and administrative expenses decreased by CHF 1,366 million to CHF 1,148 million, mainly due to a reduction of CHF 1,444 million in charges for provisions for litigation, regulatory and similar matters as well as higher marketing and technology-related service costs in the fourth quarter. This was partly offset by real estate-related restructuring charges of CHF 219 million in the first quarter due to the recognition of provisions for onerous lease contracts as we progress with the Group-wide program to drive long-term efficiencies, announced in October 2012.

Depreciation increased to CHF 197 million from CHF 176 million in the previous quarter, mainly due to real estate-related restructuring charges resulting from the recognition of asset impairments in the first quarter.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,213 million for shared services costs, an increase of CHF 50 million from the previous quarter, primarily reflecting the aforementioned real estate-related restructuring charges, partly offset by lower marketing and technology-related service costs in the first quarter.

   Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio decreased to CHF 239 million from CHF 1,646 million in the prior quarter, primarily due to charges for provisions for litigation, regulatory and similar matters of CHF 1,470 million incurred in the fourth quarter. This was partly offset in the first quarter by the seasonal effect of vacation accruals. Another offsetting factor was the ongoing refinement of the cost allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy, particularly the changes affecting our Investment Bank, which resulted in an under-recovery in Corporate Center – Core Functions of approximately CHF 50 million.

Risk-weighted assets

Fully applied BIS Basel III risk-weighted assets (RWA) increased by CHF 3 billion to CHF 19 billion as of 31 March 2013 from CHF 16 billion on a pro-forma basis as of 31 December 2012 mainly because of an increase in operational risk RWA triggered by the losses incurred in 2012 related to the LIBOR matter, which was partially offset by a decrease in market risk RWA resulting from the transfer from the Investment Bank to Corporate Center – Core Functions of the market risk diversification benefits that arise between positions that have now been moved to Corporate Center – Non-core and positions remaining in the Investment Bank.

42

UBS business divisions and Corporate Center

è	Refer to the “Capital management” section of this report for more information

Personnel: 1Q13 vs 4Q12

At the end of the first quarter of 2013, Corporate Center – Core Functions employed 24,961 personnel, with 23,869 allocated to the business divisions as well as the Non-core and Legacy Portfolio unit, based on services consumed. The decrease of 311 personnel from the prior quarter was mainly related to the accelerated implementation of our strategy announced in October 2012. The 1,092 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate activities. In addition, it reflects the ongoing refinement of the cost allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy, particularly the changes affecting our Investment Bank, which resulted in an under-recovery in Corporate Center – Core Functions equivalent to approximately 600 personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel

Results: 1Q13 vs 1Q12

The result before tax was a loss of CHF 719 million in the first quarter of 2013 compared with a loss of CHF 1,196 million in the first quarter of 2012. On an adjusted basis, the result before tax was a loss of CHF 398 million compared with an adjusted loss of CHF 32 million.

Adjusted total operating income excluding own credit as well as the losses related to the buyback of debt in a public tender offer and the abovementioned foreign currency translation loss decreased by CHF 228 million to negative CHF 155 million. Adjusted Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions decreased by CHF 253 million to negative CHF 112 million. This change was driven by hedge ineffectiveness losses of CHF 60 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a gain of CHF 60 million in the prior quarter. The result also reflected losses from valuation adjustments and hedging activity.

On a gross basis before service allocations, total operating expenses increased by CHF 600 million to CHF 2,453 million. Adjusted costs before allocations to the business divisions and Non-core and Legacy Portfolio excluding restructuring charges of CHF 269 million were CHF 2,184 million compared with CHF 2,132 million excluding restructuring charge releases of CHF 3 million and a positive effect of the changes to our Swiss pension plan of CHF 276 million. This increase of CHF 52 million was mainly related to charges for provisions for litigation, regulatory and similar matters as well as increased legal fees.

43

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

The result before tax was a loss of CHF 245 million in the first quarter of 2013 compared with a loss of CHF 816 million in the previous quarter. This was mainly due to a positive debit valuation adjustment on our derivatives portfolio, a higher gain from the revaluation of our option to acquire the SNB StabFund’s equity as well as lower charges for provisions for litigation, regulatory and similar matters.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Non-core	231	31	525	645	(56)
Legacy Portfolio	274	12	163		68
of which: SNB StabFund option	245	94	131	161	87
Income	506	43	688		(26)
Credit loss (expense)/recovery[2]	(2)	15	22
Total operating income	504	57	710	784	(29)
Personnel expenses[3]	141	198	166	(29)	(15)
General and administrative expenses	580	642	127	(10)	357
Services (to)/from other business divisions	(4)	20	106
Depreciation and impairment of property and equipment	31	13	9	138	244
Amortization and impairment of intangible assets	1	1	4	0	(75)
Total operating expenses[3,4]	749	873	412	(14)	82
Operating profit/(loss) before tax	(245)	(816)	298	(70)
Additional information
Average attributed equity (CHF billion)[5]	13.9	15.9	17.5	(13)	(21)
Total assets (CHF billion)[6]	382.2	428.6	470.9	(11)	(19)
Risk-weighted assets (phase-in, CHF billion)[7]	94.9	102.5		(7)
Risk-weighted assets (fully applied, CHF billion)[7]	94.9	102.5		(7)
Personnel after allocations (full-time equivalents)	1,908	2,304	2,414	(17)	(21)
1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards. Refer to the “Recent developments” section of this report for more information.     2 Includes credit loss (expense)/recovery on reclassified and acquired securities.     3 Personnel expenses include credits to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012.     4 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.     5 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     6 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.     7 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

44

UBS business divisions and Corporate Center

Results: 1Q13 vs 4Q12

Operating income

Total operating income was CHF 504 million in the first quarter of 2013 compared with CHF 57 million in the fourth quarter of 2012. On an adjusted basis, total operating income excluding a CHF 27 million trading gain related to the buyback of debt in a public tender offer increased by CHF 420 million to CHF 477 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 240 million in the first quarter, primarily due to higher market valuation of the fund’s assets, compared with CHF 91 million in the prior quarter. Non-core revenues increased in credit. Also within Non-core, we recorded a debit valuation adjustment gain in our derivatives portfolio of CHF 37 million compared with a loss of CHF 188 million in the prior quarter. Legacy Portfolio income excluding the SNB StabFund was positive CHF 27 million in the first quarter, mainly due to residual risk positions.

è	Refer to the “Group results” section of this report for more information on adjusting items.

Operating expenses

Total operating expenses decreased to CHF 749 million from CHF 873 million in the prior quarter. On an adjusted basis, excluding restructuring charges, operating expenses decreased by CHF 261 million to CHF 561 million.

Personnel expenses decreased by CHF 57 million to CHF 141 million in the first quarter, mainly resulting from the headcount reductions related to the accelerated implementation of our strategy.

General and administrative expenses decreased by CHF 62 million to CHF 580 million, largely due to lower charges for provisions for litigation, regulatory and similar matters as well as decreased legal fees. In addition, the fourth quarter of 2012 included a charge of CHF 73 million for the annual UK bank levy. This was partly offset by real estate-related restructuring charges in the first quarter related to the aforementioned progress with the accelerated implementation of our strategy and the Group-wide program to drive long-term efficiencies.

Depreciation increased to CHF 31 million from CHF 13 million in the previous quarter, mainly due to real estate-related restructuring charges resulting from the recognition of asset impairments in the first quarter.

Risk-weighted assets

Fully applied BIS Basel III risk-weighted assets decreased by CHF 8 billion to CHF 95 billion at the end of the first quarter of 2013, making clear progress towards achieving our target of approximately CHF 85 billion by 31 December 2013. Most of this decrease resulted from changes in methodology and from a revised divisional allocation of operational risk RWA triggered by the losses incurred in 2012 in Corporate Center – Core

Functions related to the LIBOR matter. The decrease also reflected asset disposals that reduced market risk RWA. These factors were partially offset by RWA increases due to foreign exchange movements and rating downgrades on securitized assets.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” within the “Risk and treasury management” section of this report for more information on risk-weighted assets

Operating income by business unit: 1Q13 vs 4Q12

Non-core

Total operating income increased by CHF 198 million to CHF 232 million in the first quarter of 2013. On an adjusted basis, total operating income was CHF 205 million in the first quarter of 2013 which was significantly up on the CHF 34 million reported in the fourth quarter of 2012. This was predominantly due to a positive result in credit as well as a positive debit valuation adjustment on our derivatives portfolio. In line with our strategy to reduce RWA, we took advantage of favorable market conditions in the first quarter to unwind certain risk positions, which contributed to lower RWA of CHF 59 billion compared with CHF 65 billion at the end of the prior quarter.

Credit revenues increased 16% to CHF 114 million from CHF 98 million in the fourth quarter of 2012. This was a result of mark-to-market gains for distressed assets resulting from increased investor appetite for higher yielding assets in the first quarter of 2013, together with idiosyncratic events around specific risk positions. In addition, continued risk reduction in structured credit portfolios and tighter credit spreads resulted in gains from liquidity and model reserve releases. Rates revenues decreased 64% from CHF 168 million to CHF 60 million due to risk mitigation in the first quarter related to the accelerated implementation of our strategy. The fourth quarter of 2012 included commodities revenues of CHF 88 million related to the sale of an equity investment classified as available-for-sale. Other Non-core revenues were CHF 58 million for the first quarter compared with negative CHF 232 million, mainly due to a debit valuation adjustment on our derivatives portfolio of positive CHF 37 million for the first quarter compared with a debit valuation adjustment of negative CHF 188 million in the prior quarter.

Legacy Portfolio

Total operating income was CHF 272 million, predominantly related to the revaluation of our option to acquire the SNB Stab-Fund’s equity, which resulted in a gain of CHF 240 million in the first quarter of 2013, primarily due to higher market valuation of the fund’s assets, compared with a gain of CHF 91 million in the prior quarter.

45

Corporate Center

Furthermore, operating income excluding the SNB StabFund increased by CHF 98 million to positive CHF 27 million. This was primarily due to continuing improved performance on real estate assets and reference-linked notes, partly offset by losses on municipal swaps. Fourth quarter 2012 revenues were negative CHF 71 million driven by a negative basis adjustment related to student loan-auction rate securities, markdowns on collateralized debt obligations and a credit valuation adjustment.

è

Refer to the “Non-trading portfolios” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on our option to acquire the SNB StabFund’s equity

Personnel: 1Q13 vs 4Q12

At the end of the first quarter of 2013, a total of 1,908 personnel were employed within Non-core and Legacy Portfolio including the SNB StabFund investment management team compared with 2,304 in the prior quarter. This reduction included 218 front office personnel and a lower allocation of centralized shared services units’ personnel.

è	Refer to the “Recent developments” section of this report for more information on changes to allocations of centralized shared services units’ personnel

Results: 1Q13 vs 1Q12

The result before tax was a loss of CHF 245 million in the first quarter of 2013 compared with a gain of CHF 298 million in the first quarter of 2012. On an adjusted basis, the result before tax was a loss of CHF 84 million compared with a gain of CHF 303 million.

Total operating income decreased by CHF 206 million to CHF 504 million. Adjusted operating income decreased to CHF 477 million from CHF 710 million. Adjusted Non-core total operating income was CHF 205 million in the first quarter of 2013 compared with CHF 541 million in the first quarter of 2012. This resulted from decreased revenues in credit and rates due to risk mitigation and RWA reduction in the first quarter of 2013 related to the accelerated implementation of our strategy. The first quarter of 2012 was characterized by increased liquidity with strong two-way client flow in credit and rates, along with a loss of CHF 37 million from a debit valuation adjustment on our derivatives portfolio.

Total operating income in the Legacy Portfolio was CHF 272 million compared with CHF 170 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 240 million in the first quarter of 2013 compared with a gain of CHF 127 million in the first quarter of 2012. Excluding the SNB StabFund option, total operating income from the Legacy Portfolio was CHF 27 million compared with CHF 39 million. This decrease was mainly due to a net credit loss recovery in the first quarter of 2012.

Total operating expenses increased to CHF 749 million from CHF 412 million. On an adjusted basis excluding restructuring charges, total operating expenses increased by CHF 154 million to CHF 561 million, mainly due to higher charges for provisions for litigation, regulatory and similar matters partly offset by lower personnel expenses resulting from the headcount reductions related to the accelerated implementation of our strategy as well as reduced services consumed.

46

Risk and treasury management Management report

Risk management and control

Risk management and control

Our credit risk profile was largely unchanged over the quarter and there were no material credit losses in the period. Market risk remained at a low level. Further progress was made in strengthening our operational control framework and in the continued remediation of identified operational risk issues. Beyond the traditional credit, market and operational risks, the firm continues to be subject to execution risk, especially in relation to the accelerated implementation of its strategy, including the rundown of positions in Corporate Center – Non-core and Legacy Portfolio, as well as the risk from pending or potential litigation.

In the first quarter of 2013, the non-core businesses of the Investment Bank were transferred to the Corporate Center. The management of market risk has been aligned to the new organization structure, although the management of counterparty credit risk continues to operate on a centralized basis at a counterparty level.

Notwithstanding the separation of non-core activities, the organization and day-to-day responsibilities of Risk Control have not fundamentally changed and the function continues to apply a holistic approach to risks across the Investment Bank, Non-core and the Legacy Portfolio.

We have modified the structure of the Risk management and control section to present the risk profile of UBS excluding Non-core and Legacy Portfolio and to provide more granular information on Non-core and Legacy Portfolio exposures.

	Page	Tables	Page
Risk profile of the Group
Banking products	49	Allowances and provisions for credit losses	49
Traded products	49
Market risk	50	Group: management VaR by business division and Corporate Center	50
		Group: management VaR by risk type	50
Interest rate risk in the banking book	51	Interest rate sensitivity – banking book	51
Exposure to selected eurozone countries	53	Exposures to selected eurozone countries	52
		Exposure from single-name CDS referencing Greece, Italy, Ireland, Portugal or Spain	53
Operational risk	53

Risk profile excluding CC – Non-core and Legacy Portfolio
Banking products	54	Allowances and provisions for credit losses	56
Swiss residential mortgage loans	54
Wealth Management	54	Composition of Wealth Management loan portfolio, gross	57
Wealth Management Americas	54	Composition of Wealth Management Americas loan portfolio, gross	57
Investment Bank	55	Investment Bank: banking products	57
		Investment Bank: distribution of net banking products exposure, across internal UBS rating and LGD buckets	57
Global Asset Management	55
Retail & Corporate	55	Composition of Retail & Corporate loan portfolio, gross	58
Corporate Center – Core Functions	55
Market risk	55	Group, excluding CC – Non-core and Legacy Portfolio: management VaR by risk type	58

CC – Non-core and Legacy Portfolio
Non-core	59	Composition of Non-core	60
Legacy Portfolio	59	Composition of Legacy Portfolio	61

48

Risk and treasury management

Risk profile of the Group

This section provides an overview of credit risk (comprising banking products and traded products), market risk, interest rate risk in the banking book, exposure to selected eurozone countries and operational risk across the Group as of 31 March 2013.

Banking products

Gross banking products exposure increased by CHF 10 billion to CHF 456 billion over the quarter, mainly due to increased levels of lending in our wealth management businesses. CHF 292 billion of banking products related to loans, of which 41% was loans secured by residential and commercial properties in Retail & Corporate, 22% from loans secured by securities within our wealth management businesses and 5% from loans within Non-core and Legacy Portfolio.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on credit risk, impairment and default

Traded products

Credit risk arising from traded products (OTC derivatives, exchange traded derivatives, securities financing transactions), after the effects of master netting agreements, but excluding credit valuation adjustments (CVA) and hedges, increased by CHF 7 billion to CHF 63 billion over the quarter. The majority of this exposure related to OTC derivatives, predominantly within the Investment Bank and Non-core and Legacy Portfolio. As counterparty risk for OTC exposure is managed at counterparty level, no split between exposures in Non-core and Legacy Portfolio and those in the Investment Bank is provided.

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12

Group
Balances with central banks	62,564	63,997	0	0	0	0	0	0	0.0	0.0
Due from banks	19,882	20,362	45	45	20	20	0	0	0.2	0.2
Loans[4]	277,770	266,512	1,025	1,053	529	532	243	264	0.4	0.4
Guarantees[4]	14,828	15,765	72	74	50	56	5	6	0.5	0.5
Loan commitments[4]	46,931	58,032	17	28	11	8	0	0	0.0	0.0
Banking products Group, excluding CC – Non-core and Legacy Portfolio	421,974	424,668	1,159	1,200	611	617	248	270	0.3	0.3
Banking products Non-core[4]	22,392	9,186	463	437	30	22	100	99	2.1	4.8
Banking products Legacy Portfolio[5]	11,875	11,988	115	113	41	38	76	74	1.0	0.9
Banking products CC – Non-core and Legacy Portfolio	34,267	21,175	577	549	71	61	175	173	1.7	2.6
Total banking products	456,241	445,843	1,736	1,749	682	677	424	443	0.4	0.4

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3   Excludes CHF 100 million (31.12.12: CHF 114 million) in collective loan loss allowances.    4  In March 2013, certain lending facilities in the Investment Bank were transferred to Corporate Center – Non-core, resulting in a decrease to Loans of CHF 1.7 billion, to Guarantees of CHF 0.4 billion and to Loan commitments of CHF 11.4 billion, with a corresponding increase of CHF 13.5 billion to Banking products Non-core.    5  Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information section” of this report for more information.

49

Risk management and control

Market risk

Market risk, measured as 1-day, 95% confidence level management value-at-risk (VaR), decreased by CHF 3 million to CHF 15 million and remains at low levels by historical standards. The main contributors to VaR are the Investment Bank and the Corporate Center – Non-core portfolio, mainly credit spread and interest rate risk.

There were no material changes to our VaR model in the first quarter of 2013.

We had no group backtesting exceptions in the first quarter of 2013 and a total of one backtesting exception during the 12 months preceding the quarter end.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on market risk and VaR

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data)

by business division and Corporate Center

	For the quarter ended 31.3.13						For the quarter ended 31.12.12
CHF million, except where indicated	Min.		Max.		Average	31.3.13	Min.	Max.	Average	31.12.12
Wealth Management	0		0		0	0	0	0	0	0
Wealth Management Americas	1		2		1	2	1	2	2	2
Investment Bank[1]	9		28		15	10	15	30	23	15
Global Asset Management	0		0		0	0	0	0	0	0
Retail & Corporate	0		0		0	0	0	0	0	0
Corporate Center – Core Functions[1]	4		11		6	5	4	8	6	5
Diversification effect[3]	–	[2]	–	[2]	(6)	(6)
Group, excluding CC – Non-core and Legacy Portfolio	10		33		16	11
Non-core[1]	9		13		11	11
Legacy Portfolio[1]	6		10		8	7	8	11	9	10
Diversification effect[4]	–	[2]	–	[2]	(9)	(6)
CC – Non-core and Legacy Portfolio[1]	6		14		11	12
Diversification effect[5]	–	[2]	–	[2]	(8)	(8)
Total management VaR, Group	13		33		18	15	18	33	25	18

1  Prior period figures have not been restated to reflect the transfer of non-core positions from the Investment Bank to the Corporate Center in the first quarter of 2013.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    3  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    4  Difference between the sum of the two standalone VaRs for “Non-core” and “Legacy Portfolio” and the VaR for these two portfolios as a whole.    5  Difference between the sum of the two standalone VaRs for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the VaR for the Group as a whole.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 31.3.13						For the quarter ended 31.12.12
CHF million, except where indicated	Min.		Max.		Average	31.3.13	Min.		Max.		Average	31.12.12
Equities	6		16		8	8	7		20		10	8
Interest rates	9		14		11	12	11		19		14	12
Credit spreads	20		31		24	21	26		37		30	26
Foreign exchange	3		9		6	6	3		11		5	5
Energy, metals and commodities	2		5		3	2	1		7		4	3
Diversification effect	–	[1]	–	[1]	(34)	(35)	–	[1]	–	[1]	(39)	(37)
Total management VaR, Group	13		33		18	15	18		33		25	18
Diversification effect (%)					(65)	(70)					(61)	(68)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

50

Risk and treasury management

Interest rate risk in the banking book

The interest rate risk sensitivity figures presented in the following table represent the impacts of +1, ±100 and ±200-basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of inter-

est rates, the downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage-related products, results in nonlinear behavior of the sensitivity.

è	Refer to the “Non-trading portfolios” section within “Risk, treasury and capital management” section of our Annual Report 2012 for more information on interest rate risk in the banking book

Interest rate sensitivity – banking book1

CHF million	31.3.13
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	20.1	33.8	(0.8)	(84.5)	(167.5)
EUR	11.3	(1.5)	(0.6)	(28.3)	(55.2)
GBP	17.9	8.5	(0.1)	(11.0)	(21.7)
USD	(287.1)	(156.6)	4.9	455.2	876.4
Other	(22.9)	(16.5)	0.3	26.6	53.0
Total impact on interest rate-sensitive banking book positions	(260.7)	(132.3)	3.6	358.0	685.1

CHF million	31.12.12
	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(22.4)	(13.4)	(0.3)	(27.5)	(51.0)
EUR	21.0	13.3	(0.5)	(48.5)	(94.1)
GBP	(0.5)	2.3	(0.1)	(14.3)	(29.5)
USD	(197.3)	(138.3)	4.1	412.6	793.7
Other	(8.3)	(10.5)	0.2	20.2	40.3
Total impact on interest rate-sensitive banking book positions	(207.4)	(146.7)	3.3	342.5	659.4

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire the equity of the SNB StabFund for which the interest rate sensitivities are separately disclosed. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

51

Risk management and control

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, loan commitments, guarantees)				Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.3.13		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	8,446	7,192	3,012		1,956	817	1,732	1,533	3,702
Sovereign, agencies and central bank	3,182	2,972	137		48		235	114	2,810
Local governments	51	51	10		10		6	6	36
Banks	1,532	1,532	803		803		603	603	127
Other[2]	3,680	2,636	2,063		1,096		888	811	730
Italy	4,042	2,867	1,681		1,082	893	1,423	846	939
Sovereign, agencies and central bank	1,257	681	29		29		874	298	354
Local governments	165	165					145	145	20
Banks	695	695	478		478		191	191	26
Other[2]	1,926	1,327	1,174		575		213	212	539
Spain	3,717	2,913	2,433		1,809	86	410	230	874
Sovereign, agencies and central bank	71	71	17		17				54
Local governments	12	12					11	11	1
Banks	1,839	1,839	1,686	[3]	1,686		149	149	4
Other[2]	1,795	991	730		106		251	71	815
Austria	2,212	2,090	179		179	51	1,044	922	990
Sovereign, agencies and central bank	1,559	1,437	12		12		889	768	657
Local governments	1	1							1
Banks	430	430	15		15		146	146	268
Other[2]	223	223	151		151		8	8	64
Ireland[4]	1,310	1,310	414		414	8	689	689	207
Sovereign, agencies and central bank	0	0					0	0
Local governments
Banks	519	519	390		390		65	65	65
Other[2]	790	790	24		24		624	624	142
Belgium	1,072	1,072	191		191	33	441	441	440
Sovereign, agencies and central bank	611	611	4		4		271	271	335
Local governments	0	0							0
Banks	218	218	78		78		108	108	32
Other[2]	243	243	108		108		62	62	72
Portugal	167	45	143		22	21	6	6	18
Sovereign, agencies and central bank
Local governments	1	1							1
Banks	25	25	21		21		4	4	0
Other[2]	141	19	122		0		2	2	17
Greece	71	71	0		0		12	12	58
Sovereign, agencies and central bank	40	40	0		0				40
Local governments
Banks	12	12	0		0		12	12
Other[2]	19	19	0		0		0	0	18
Other	187	187	125		125	21	61	61	2

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions of CHF 35 million (of which: Austria CHF 13 million, Malta CHF 8 million and France CHF 7 million).    2 Includes corporates, insurance companies and funds.    3 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.    4 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

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Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain

									Net position
31.3.13	Protection bought						Protection sold		(after application of counterparty master netting agreements)
			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
CHF million	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	1,152	86	2	0	0	0	(1,128)	(92)	299	(275)	25	(32)
Italy	47,998	2,681	359	13	207	5	(46,511)	(2,797)	7,706	(6,219)	454	(570)
Ireland	6,548	90	14	0	0	0	(6,393)	(50)	1,812	(1,657)	121	(81)
Portugal	6,902	317	195	11	7	0	(6,759)	(359)	1,687	(1,544)	101	(143)
Spain	28,347	1,045	417	51	154	36	(27,714)	(1,022)	6,379	(5,745)	361	(339)
Total	90,947	4,219	987	74	368	41	(88,504)	(4,321)	17,882	(15,439)	1,063	(1,166)

Exposure to selected eurozone countries

We continue to monitor and manage our exposure to peripheral European countries closely. Our direct exposure to Greece, Italy, Ireland, Portugal and Spain remains limited, but we remain vigilant regarding the potential broader implications of the recent developments in the eurozone.

The table “Exposures to selected eurozone countries” provides an overview of our exposure to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies on 31 March 2013. This represents an internal risk view of gross and net exposures split by sovereign, agencies and central bank, local government, banks and other (including corporates, insurance companies and funds). The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other”. Our net exposure to Cyprus amounted to CHF 29 million as of 31 March 2013, of which CHF 13 million was exposure to banks.

è	Refer to the “Country risk” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for information on our country risk framework and related exposure measures

Operational risk

Excellence in risk control and in processes is critical to the delivery of strong sustainable business performance in the ever-changing dynamics of today’s economic environment. Over the past year, we have further enhanced our approach to operational risk identification, aggregation and remediation, using a framework built on four main pillars:

1.	Classification of inherent risks through the operational risk taxonomy
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk through the operational risk assessment process
4.	Remediation to address identified deficiencies which are outside accepted levels of residual risk.

Refining the operational risk framework remains a key strategic goal for 2013. We are focusing on further developing an integrated front-to-back representation of our activities, core controls and risk exposure across functions, as well as enhancing the underlying analytical techniques throughout the organization. Global campaigns to advance the skills of operational risk managers and controllers and to strengthen our risk and control culture support these initiatives. Independent management control testing will be enhanced over the course of the year across key operational risk taxonomy categories with a further expansion of system-supported processes to ensure the continued increase of efficiency. In the first quarter of 2013, efforts commenced to extend the use of scenario analysis at all levels and to operationalize the use of risk appetite statements both as an element of global risk assessments and as an input to strategic business decisions. There was also significant progress made in the implementation of the new regulatory remediation process to ensure consistent and standardized oversight of all regulatory remediation activities.

Remediation of the existing portfolio of Group Significant Operational Risk Issues, which are the operational risk issues considered to be of strategic concern to the firm and owned by members of the Group Executive Board, continued with the first issues already closed or proposed for closure.

   In terms of the advanced measurement approach (AMA) model used for the calculation of operational risk regulatory capital, the annual scenario review process for the model was finalized and proposed model parameter changes were submitted to FINMA for review in January 2013. FINMA has approved the changes which were implemented for the first quarter of 2013 reporting. During 2013, an enhanced capital allocation methodology will be introduced to increase the risk sensitivity of allocated capital and achieve a forward-looking view.

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Risk profile excluding Corporate Center –

Non-core and Legacy Portfolio

This section provides an overview of banking products exposures and market risk for the Group excluding positions within Non-core and Legacy Portfolio as of 31 March 2013.

Our Swiss corporate and retail portfolios continued to perform well. We are, however, closely monitoring macro-economic developments in our home market, particularly given potential implications from any worsening of the situation in the eurozone. For our businesses outside Switzerland, the levels and mix of credit exposure arising from lending was broadly unchanged over the quarter. Corporate lending within the Investment Bank continued to be predominantly investment grade. Our level of loan underwriting activity was steady, continuing to give rise to concentrated exposures to lower-rated credits, albeit of a temporary nature. Distribution of loans through syndication and securitization continued to be sound. Wealth management lending portfolios increased modestly, in line with our strategy to grow these businesses.

Banking products

Gross banking products exposures across our business divisions and the Corporate Center – Core Functions decreased by CHF 3 billion to CHF 422 billion over the first quarter 2013. This decrease includes the transfer of certain lending facilities in March 2013 of CHF 13 billion in loans, guarantees and loan commitments from the Investment Bank to Corporate Center Non-core.

Swiss residential mortgage loans

Our largest loan portfolio continues to be our mortgage loan portfolio, which principally comprises loans within Switzerland which are secured by residential and commercial real estate. These mortgage loans mainly originate from Retail & Corporate but also include mortgage loans originating from Wealth Management. The majority of these mortgage loans, CHF 123 billion, relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower. Approximately 70% of the Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. The average loan-to-value (LTV) of this portfolio was 55% at the end of the first quarter of 2013, unchanged from the end of the prior quarter. The average LTV for newly originated loans in the quarter was 62%, compared with 63% in 2012. Approximately 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. The average LTV of this portfolio was 58% at the end of the first quarter of 2013, unchanged from the end of the prior quarter. The average LTV for newly originated loans in the quarter was 59% compared with 56% in 2012. Over 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%.

Wealth Management

Gross banking products exposures arising in Wealth Management increased by CHF 6 billion to CHF 98 billion, due to increased levels of lending. CHF 93 billion of this amount related to loans, over 99% of which is secured, mainly by cash, securities and residential property.

Wealth Management Americas

Gross banking products exposures in Wealth Management Americas increased by CHF 2 billion to CHF 49 billion. CHF 33 billion of this amount related to loans, over 99% of which is secured, mainly by securities and residential property.

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Investment Bank

Gross banking products exposures arising in the Investment Bank decreased by CHF 10 billion to CHF 65 billion. This decrease was mainly due to the transfer of certain lending facilities in March 2013 of CHF 13 billion in loans, guarantees and loan commitments from the Investment Bank to Corporate Center—Non-core.

The table “Investment Bank: banking products” provides a breakdown of this exposure, which comprises loans, guarantees and loan commitments, both gross and net of allowances, provisions, and single-name credit hedges.

The effect of portfolio hedges, such as index credit default swaps (CDS), and CHF 405 million of loss protection from the subordinated tranches of structured credit protection have not been reflected in this view.

At the end of the first quarter of 2013, and based on internal ratings, 57% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 59% at the end of the prior quarter. The vast majority of the exposure had estimated loss given defaults of less than 50%.

Global Asset Management

Gross banking products exposure within Global Asset Management was less than CHF 1 billion at the end of the quarter and mainly related to interbank business.

Retail & Corporate

Gross banking products exposure within Retail & Corporate was largely unchanged at CHF 159 billion. CHF 138 billion of this amount related to loans, 92% of which was secured by collateral, mainly residential and commercial property. Based on our internal ratings, 56% of the unsecured amount was rated investment grade, 61% related to cash-flow-based lending to corporate counterparties and 22% related to lending to public authorities.

è	Refer to the “Composition of credit risk – Group” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for information on our Swiss residential mortgage loans

Corporate Center – Core Functions

Gross banking products exposure within Corporate Center – Core Functions arises in connection with treasury activities and predominantly consists of balances with central banks.

Market risk

Management VaR for the Group, excluding Corporate Center – Non-core and Legacy Portfolio was CHF 11 million at the end of the first quarter of 2013.

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Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure		Specific allowances and provisions for credit losses[2]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	62,564	63,997	0	0	0	0	0	0	0.0	0.0
Due from banks	19,882	20,362	45	45	20	20	0	0	0.2	0.2
Loans[3]	277,770	266,512	1,025	1,053	529	532	243	264	0.4	0.4
Guarantees[3]	14,828	15,765	72	74	50	56	5	6	0.5	0.5
Loan commitments[3]	46,931	58,032	17	28	11	8	0	0	0.0	0.0
Banking products	421,974	424,668	1,159	1,200	611	617	248	270	0.3	0.3

Wealth Management
Balances with central banks	378	413							0.0	0.0
Due from banks	1,047	1,039							0.0	0.0
Loans	93,181	86,581	64	55	46	38	19	20	0.1	0.1
Guarantees	2,297	2,326							0.0	0.0
Loan commitments	1,413	1,574							0.0	0.0
Banking products	98,317	91,932	64	55	46	38	19	20	0.1	0.1

Wealth Management Americas
Balances with central banks	13,046	11,260							0.0	0.0
Due from banks	1,460	2,291							0.0	0.0
Loans	32,720	31,250	16	15	16	15			0.0	0.0
Guarantees	412	406							0.0	0.0
Loan commitments	1,240	1,214							0.0	0.0
Banking products	48,878	46,421	16	15	16	15	0	0	0.0	0.0

Investment Bank
Balances with central banks	462	381	0	0	0	0	0	0	0.0	0.0
Due from banks	12,308	12,967	0	0	0	0	0	0	0.0	0.0
Loans[3]	12,684	10,961	20	28	7	15	0	0	0.2	0.3
Guarantees[3]	2,589	2,978	45	47	44	48	0		1.7	1.6
Loan commitments[3]	37,346	48,447	6	22	0	0	0		0.0	0.0
Banking products	65,389	75,735	72	97	51	63	0	0	0.1	0.1

Global Asset Management
Balances with central banks	0	0							0.0	0.0
Due from banks	656	337							0.0	0.0
Loans	295	91							0.0	0.0
Guarantees	0	0							0.0	0.0
Loan commitments	0	0							0.0	0.0
Banking products	950	428	0	0	0	0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	2,305	2,173							0.0	0.0
Due from banks	2,605	2,713	45	45	20	20			1.7	1.6
Loans	138,052	137,344	925	955	460	464	224	244	0.7	0.7
Guarantees	9,513	10,042	27	27	6	8	5	6	0.3	0.3
Loan commitments	6,930	6,787	11	7	11	8	0	0	0.2	0.1
Banking products	159,405	159,059	1,008	1,033	498	500	229	251	0.6	0.6

Corporate Center – Core Functions
Balances with central banks	46,373	49,770							0.0	0.0
Due from banks	1,807	1,015							0.0	0.0
Loans	838	286		0	0	0		0	0.0	0.0
Guarantees	16	12							0.0	0.0
Loan commitments	2	10							0.0	0.0
Banking products	49,035	51,093	0	0	0	0	0	0	0.0	0.0

1  Excludes allowances for securities borrowed.    2  Excludes CHF 100 million (31.12.12: CHF 114 million) in collective loan loss allowances.    3  In March 2013, certain lending facilities in the Investment Bank were transferred to Corporate Center – Non-core, resulting in a decrease to Loans of CHF 1.7 billion, to Guarantees of CHF 0.4 billion and to Loan commitments of CHF 11.4 billion, with a corresponding increase of CHF 13.5 billion in Corporate Center – Non-core.

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Composition of Wealth Management loan portfolio, gross

CHF million, except where indicated	31.3.13		31.12.12
	CHF million	%	CHF million	%
Secured by residential property	31,574	33.9	30,829	35.6
Secured by commercial/industrial property	2,010	2.2	1,972	2.3
Secured by cash	12,412	13.3	12,235	14.1
Secured by securities	39,408	42.3	34,973	40.4
Secured by guarantees and other collateral	7,248	7.8	6,265	7.2
Unsecured loans	529	0.6	307	0.4
Total loans, gross	93,181	100.0	86,581	100.0
Total loans, net of allowances and credit hedges	93,132		86,540

Composition of Wealth Management Americas loan portfolio, gross

CHF million, except where indicated	31.3.13		31.12.12
	CHF million	%	CHF million	%
Secured by residential property	4,180	12.8	3,461	11.1
Secured by commercial/industrial property
Secured by cash	737	2.3	698	2.2
Secured by securities	26,186	80.0	25,543	81.7
Secured by guarantees and other collateral	1,400	4.3	1,319	4.2
Unsecured loans[1]	218	0.7	228	0.7
Total loans, gross	32,720	100.0	31,250	100.0
Total loans, net of allowances and credit hedges	32,702		31,233

1 Includes credit card exposures.

Investment Bank: banking products1

	Banking products
CHF million	31.3.13	31.12.12
Total exposure, before deduction of allowances, provisions and hedges[2]	55,812	68,434
Less: allowances, provisions	(36)	(42)
Less: credit protection bought (credit default swaps, notional)	(13,663)	(19,540)
Net exposure after allowances, provisions and hedges[2]	42,113	48,851

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.     2 In March 2013, certain lending facilities in the Investment Bank were transferred to Corporate Center – Non-core, resulting in a decrease in Total exposure, before allowances, provisions and hedges of CHF 13.6 billion, and in Net exposure after allowances, provisions and hedges of CHF 8.6 billion.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			31.3.13						31.12.12
				LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	23,956	8,605	11,991	2,031	1,329	36	28,873	36
Sub-investment grade			18,157	10,384	6,673	734	365	23	19,978	25
of which: 6–9	Ba1 to B1	BB+ to B+	12,721	8,084	3,936	534	166	21	13,410	21
of which: 10–12	B2 to Caa	B to CCC	5,295	2,189	2,707	200	199	27	6,397	32
of which:13 and defaulted	Ca and lower	CC and lower	141	111	30	0	0	12	171	17
Net banking products exposure, after application of credit hedges[1,2]			42,113	18,989	18,664	2,765	1,694	30	48,851	32
1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.     2 In March 2013, certain lending facilities in the Investment Bank were transferred to Corporate Center – Non-core, resulting in a decrease in Total exposure, and in Net exposure after allowances, provisions and hedges of CHF 8.6 billion.

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Composition of Retail & Corporate loan portfolio, gross

CHF million, except where indicated	31.3.13		31.12.12
	CHF million	%	CHF million	%
Secured by residential property	99,005	71.7	98,681	71.8
Secured by commercial/industrial property	20,054	14.5	19,861	14.5
Secured by cash	227	0.2	173	0.1
Secured by securities	1,439	1.0	1,414	1.0
Secured by guarantees and other collateral	6,416	4.6	5,875	4.3
Unsecured loans	10,910	7.9	11,340	8.3
Total loans, gross	138,052	100.0	137,344	100.0
Total loans, net of allowances and credit hedges	137,496		136,770

Group, excluding CC – Non-core and Legacy Portfolio: management value-at-risk

(1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 31.3.13						For the quarter ended 31.12.12[2]
CHF million, except where indicated	Min.		Max.		Average	31.3.13	Min.		Max.		Average	31.12.12
Equities	6		16		8	7
Interest rates	10		15		11	12
Credit spreads	14		26		19	16
Foreign exchange	2		9		5	5
Energy, metals and commodities	2		5		3	2
Diversification effect	–	[1]	–	[1]	(31)	(32)	–	[1]	–	[1]
Total management VaR, Group, excluding CC – Non-core and Legacy Portfolio	10		33		16	11

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.     2 As the non-core businesses were transferred from the Investment Bank to the Corporate Center during the first quarter of 2013, there are no prior quarter comparatives available.

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Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

Within Non-core, good progress was made in disposing of liquid cash positions and reducing operational complexity via a reduction in the number of outstanding over-the-counter derivative transactions by means of negotiated bilateral settlement with specific counterparties. This contributed to a CHF 45 billion reduction in balance sheet assets and a CHF 6 billion reduction in BIS Basel III risk-weighted assets. The composition of the Legacy Portfolio was largely unchanged over the quarter. Legacy Portfolio RWA decreased by CHF 2 billion and balance sheet assets decreased slightly.

An overview of the composition of Non-core and Legacy Portfolio is presented below. The groupings of positions by category and their ordering are not necessarily representative of the magnitude of the risks associated with them. The balance sheet metrics of funded assets and positive replacement values (PRV) do not necessarily represent the risk measures used to manage and control these positions. These two measures are shown below to provide additional transparency on progress in the execution of our strategy to exit these positions. PRV may be affected by market factors outside of the control of UBS, notably interest rates movements.

Non-core

Beginning in the first quarter of 2013, the non-core businesses formerly in the Investment Bank were transferred to and are managed and reported in Non-core. These positions are capital- and balance sheet-intensive or are in areas with high operational complexity and long tail risks.

Non-core consists of a large number of diversified and mostly liquid or well-collateralized positions predominantly originated within the Investment Bank’s rates and credit businesses. The majority of Non-core positions consist of OTC derivatives which are reported as replacement values on UBS’s balance sheet. Non-core RWA totaled CHF 59 billion at the end of the quarter, of which CHF 38 billion was credit risk RWA, CHF 14 billion market risk RWA and CHF 8 billion operational risk RWA. In contrast to the Legacy Portfolio, credit risk from counterparty exposures in Non-core is well diversified by currency, geography and single name exposures are limited. Over 95% of gross positive replacement values (PRV) was collateralized. Overall market risk is hedged to the extent possible and primarily relates to liquid risk factors. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 5 billion.

Legacy Portfolio

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions previously originated in the Investment Bank as well as our option to purchase the equity of the SNB StabFund. Legacy Portfolio RWA totaled CHF 36 billion at the end of the quarter, of which CHF 31 billion was credit risk RWA, CHF 1 billion market risk RWA and CHF 4 billion operational risk RWA. The majority of Legacy Portfolio positions are relatively concentrated and illiquid. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 6 billion.

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Composition of Non-core

CHF billion, except where indicated

Exposure category		Description	Changes in 1Q13	RWA[1]		Funded assets[2]		PRVs[3]
				31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12
Credit	Loans and distressed trading	Corporate lending, distressed credit trading, asset based lending, syndicated loans, structured financing and structured repo exposures. Over 50% of exposures are over-collateralized.	Increase in funded assets due to transfer of certain loans from the Investment Bank to Non-core, partly offset by the disposal of distressed credit trading assets.	18.9	20.3	7.3	6.4	0.1	0.7
	Cash and CDS	Primarily CDS; approximately 50% of the gross notional is due to mature before the end of 2016.	Reduction in funded assets due to the sale of liquid cash positions.			2.6	4.2	9.4	7.4
	Structured credit	Tranches of structured credit products, liquid index tranches, credit linked notes, special purpose vehicles and bond repackaged notes with granular risk characteristics and average remaining maturity of 4 to 5 years. This portfolio is managed under a correlation trading strategy.	Reduction in PRV mainly due to unwinds, trade compression (aggregating multiple derivative trades into revised simpler contracts) and trades maturing in the CDS and bespoke CDO[4] portfolio.			1.1	1.0	14.7	16.7
Rates	Sovereign and cash trading	Government bonds and related cash products with relatively high liquidity.	Reduction mainly due to the sale of liquid cash positions.	28.6	29.3	3.7	11.8	0.0	0.0
	Linear OTC	Primarily vanilla interest rate, inflation, basis, flow commodities and cross currency swaps for all major G10 currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 50% of the current gross PRV is due to mature by 2019.	Reduction in funded assets mainly due to lower collateral requirements. Interest rate movements contributed to the decrease in PRV.			22.8	24.5	199.7	222.8
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRVs is collateralized. Non-linear exposures are typically longer dated than linear exposures.	Reduction in funded assets mainly due to restructuring and unwinding activity in the European and US options portfolios. Interest rate movements contributed to the decrease in PRV.			4.8	5.7	66.7	72.1
Other		Exposures to precious metal deposits and CVA hedging.	Reduction mainly due to lower precious metal balances.	3.7	4.5	10.1	13.5	0.9	2.0
Operational risk		Operational risk RWA allocated to Non-core.	Reduction reflects revised allocation of operational risk RWA.	7.8	10.4	–	–	–	–
Total				59.0	64.5	52.4	67.1	291.4	321.7

1 Fully applied and phase-in BIS Basel III RWA. Numbers provided as of 31.12.12 are pro-forma.     2 Funded assets include long cash positions, reverse repos covering short positions, lending and distressed credit, OTC hedges and associated collateral receivables.     3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).     4 Collateralized debt obligations.

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Composition of Legacy Portfolio

CHF billion, except where indicated

Exposure category	Description	Changes in 1Q13	RWA [1]		Funded assets [2]		PRVs [3]
			31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO4 bonds as well as single name CDS trades referencing these asset classes.	Decrease in PRV mainly due to the termination of certain referencing trades. RWA reduced > 60% since 30.9.11.	10.2	9.8	3.4	3.4	1.2	2.1
Reference-linked notes (RLN) [5]	Primarily UBS-issued RLN hedging the exposure where UBS purchase protection from RLN SPV[6] via CDS referencing the notes issues.	Increase in PRV mainly due to market movements. RWA reduced > 50% since 30.9.11. The adjustment reserve for the US and Non-US RLN was CHF 123 million on 31.3.13.	5.8	5.7	2.3	2.3	0.6	0.2
Muni swaps and options	Swaps and options on US state and local governments.	Market Risk RWA decreased by CHF 1.8 billion due to a refined allocation of the RWA benefit resulting from the Basel III exclusion of CVA and related CVA hedges from the regulatory VaR calculation.	2.4	4.6	(0.2)	(0.1)	4.8	5.0
Monolines [5]	Primarily credit default swap (CDS protection) purchased from monoline insurers to hedge specific positions. This exposure is materially hedged via single name credit default swaps.	Total fair value of CDS protection was stable at CHF 0.5 billion (of which CHF 0.2 billion from monolines rated BBB and above) after cumulative CVA of CHF 0.2 billion.	4.6	4.0	–	–	0.5	0.5
Auction rate securities (ARS)	Primarily student loan ARS. Over 99% of student loan ARS exposures were rated BB– and above on 31.3.13 with over 89% of the collateral backed by Federal Family Education Loan Program guaranteed collateral.	Exposure increased by CHF 0.1 billion to CHF 7.2 billion, mainly due to foreign exchange movements. Student loan ARS exposure remained flat at CHF 3.8 billion. RWA reduced > 80% since 30.9.11.	3.4	3.2	7.2	7.1	–	–
Real estate assets	Primarily CDS on ABS and CMBX[7] derivatives positions and CMBS cash bonds.	Trading book securitization RWA is based on the greater of UBS’s overall net long or net short positions. This quarter the applicable net position for UBS has changed, resulting in reduced RWA for this specific portfolio. RWA reduced >70% since 30.9.11.	1.5	2.4	0.1	0.2	1.9	2.0
Loan to BlackRock fund [5]	Loan to SPV[6] managed by Black- Rock Financial Management Inc. The loan’s LTV ratio was below 70% on 31.3.13.	The outstanding loan balance (including amounts held in escrow) decreased by CHF 0.1 billion to CHF 3.2 billion reflecting repayment of principal.	0.8	0.8	3.2	3.3	–	–
SNB StabFund option [5]	Represents the value of UBS’s option to purchase the equity of the SNB StabFund. The option value is directly deducted from equity.	The value of the option increased to CHF 2,425 million from CHF 2,103 million, mainly due to higher market valuation of the fund’s assets. The option valuation includes a model reserve of CHF 138 million on 31.3.13.	–	–	–	–	2.4	2.1
Other	Includes a number of smaller positions, none of which generated RWA of more than CHF 1 billion on 31.3.13.	Continuing risk reductions of small individual positions.	3.0	3.7	5.6	5.8	5.4	6.0
Operational risk	Operational risk RWA allocated to the Legacy Portfolio.	Slight increase in RWA reflects revised allocation of operational risk RWA.	4.2	3.8	–	–	–	–
Total			35.9	38.0	21.6	22.0	16.8	17.9

1 Fully applied and phase-in BIS Basel III RWA. Numbers provided as of 31.12.12 are pro-forma.    2 Funded assets include long and short cash positions, lending and distressed credit, OTC hedges and collateral.    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4 ABS – asset-backed securities; RMBS – residential mortgage-backed securities; CMBS – commercial mortgage-backed securities; CLO – collateralized loan obligations.    5 Refer to our 2012 Annual Report for more information on our exposures to reference-linked notes, monoline insurers, the BlackRock loan and the SNB Stab-Fund option.    6 Special purpose vehicle.    7 Index of CMBS securities.    8 Mortgage-backed securities.

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Balance sheet

Balance sheet

As of 31 March 2013, our balance sheet stood at CHF 1,214 billion, a decrease of CHF 46 billion from 31 December 2012. Funded assets, which represent total assets excluding positive replacement values, were reduced by CHF 9 billion to CHF 832 billion, primarily due to a reduction in trading portfolio assets, and to a lesser extent reduced financial investments available-for-sale and collateral trading activities, partially offset by an increase in lending assets. Excluding currency effects, funded assets were reduced by CHF 21 billion, mainly in Corporate Center – Non-core and Legacy Portfolio.

Assets

Product category view

Positive replacement values (PRVs) decreased by CHF 37 billion, mainly in Non-core and Legacy Portfolio. Interest rate contract PRVs fell by CHF 25 billion, proportionally in line with a decline in respective notional volumes, and foreign exchange contract PRVs decreased by CHF 12 billion. Trading portfolio assets were reduced by CHF 16 billion due to lower holdings of government, mortgage-backed, investment fund and corporate debt instruments as well as reduced precious metal positions. These reductions occurred mainly within Non-core and Legacy Portfolio, reflecting the implementation of our strategy. Financial investments available-for-sale decreased by CHF 4 billion mainly due to mortgage-backed security sales in Wealth Management Americas which resulted from a rebalancing of the risk profile of this investment portfolio. Collateral trading assets, which include reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 3 billion. These decreases were partly offset by a CHF 14 billion increase in lending assets, or CHF 10 billion excluding currency effects, primarily resulting from an increase in Lombard lending in Wealth Management and to a lesser extent from an increase in the Investment Bank related to a large private transaction. Other assets increased by CHF 2 billion, primarily due to an increase in prime brokerage receivables.

è	Refer to the “Balance sheet” and Notes 10 through 16 in the “Financial information” section of this report for more information

Divisional view

Most of the total asset reduction occurred within Non-core and Legacy Portfolio, reflecting the implementation of our strategy. Total Non-core and Legacy Portfolio assets decreased by CHF 46 billion to CHF 382 billion and funded assets decreased by CHF 15 billion to CHF 74 billion, mainly due to the abovementioned reductions in trading portfolio assets. Corporate Center – Core Functions assets declined CHF 9 billion to CHF 234 billion, primarily due to a decrease in positive replacement values. The size of our multi-currency portfolio of unencumbered, high-quality, short-term assets remained stable. Investment Bank total assets were relatively stable at CHF 263 billion and funded assets were flat at CHF 193 billion as a reduction in collateral trading activities

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was offset by increases in both lending activities and prime brokerage receivables. Wealth Management assets increased by CHF 6 billion to CHF 111 billion, primarily due to increased Lombard lending. Wealth Management Americas total assets were largely unchanged at CHF 64 billion, as a CHF 3 billion reduction in financial investments available-for-sale investments was offset by higher lending assets and higher cash and balances with central banks. Retail & Corporate and Global Asset Management total assets were virtually unchanged at CHF 146 billion and CHF 14 billion, respectively.

è	Refer to the “Recent developments” section of this report for more information on financial reporting structure changes in the Investment Bank and Corporate Center

Liabilities

Total liabilities decreased by CHF 47 billion to CHF 1,163 billion, primarily as negative replacement values fell by CHF 32 billion, largely in line with the decline in positive replacement values. Collateral trading liabilities decreased by CHF 13 billion, primarily reflecting reduced funding requirements. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 12 billion, primarily reflecting the execution of debt tender offers with respect to 14 senior unsecured note issuances, resulting in a reduction of CHF 5 billion of debt outstanding. Additionally, we redeemed a 3-year covered bond and a 5-year senior unsecured bond during the quarter. Trading portfolio liabilities were reduced by CHF 6 billion due to lower net trading activity including reduced short sales of debt instruments. Other liabilities decreased by CHF 2 billion as an increase in prime brokerage payables was more than offset by a reduction in cash collateral payables on derivative instruments. These decreases were partly offset by a CHF 10 billion increase in short-term borrowings, which consist of short-term debt issued and interbank borrowing, mainly due to higher net commercial paper and certificate of deposit issuances. In addition, customer deposits rose by CHF 8 billion to CHF 382 billion, mainly due to increased current account balances in Wealth Management.

è	Refer to the “Liquidity and funding” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 17 in the “Financial information” section of this report for more information

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Balance sheet

Equity

Equity attributable to UBS shareholders increased by CHF 1,290 million from CHF 45,949 million to CHF 47,239 million.

    Total comprehensive income attributable to UBS shareholders was CHF 1,503 million, reflecting the net profit attributable to UBS shareholders of CHF 988 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 514 million (net of tax). First quarter OCI included foreign currency translation gains of CHF 528 million and net gains on defined benefit plans of CHF 253 million, partly offset by a negative OCI movement related to cash flow hedges of CHF 270 million.

    Share premium declined by CHF 221 million, mainly reflecting a decrease of CHF 367 million related to employee share and share option plans, partly offset by treasury share gains of CHF 148 million.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 1Q13 vs 4Q12” in the “Group results” section of this report for more information

è	Refer to “Note 1 Basis of accounting” in the “Financial Information” section of this report for more information on the impact to equity from the adoption of IFRS 10

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

è	Refer to the table “Swiss SRB leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

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Liquidity and funding management

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources, and experienced further deposit inflows from wealth management and retail and corporate clients.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash-flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 to 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

Liquidity regulation

We continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for Basel III liquidity coverage ratio (LCR) of CHF 147 billion and additional contingent fund-

ing sources of CHF 65 billion at the end of the first quarter of 2013. In aggregate, these sources of available liquidity represented 26% of our funded balance sheet assets.

Currently, banks employ a wide range of interpretations to calculate the Basel III LCR and net stable funding ratio (NSFR). LCR ensures that banks hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). On 6 January 2013, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, endorsed amendments to the LCR to allow, among others, a phasing-in of the minimum LCR requirement from 60% in 2015 to 100% by 2019.

On 31 March 2013, our estimated pro-forma regulatory Basel III LCR was 107%, based on current supervisory guidance from FINMA. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework

Liquidity coverage ratio (LCR)1

CHF billion, except where indicated	31.3.13
Cash outflows[2]	261.8
Cash inflows[2]	124.7
Net cash outflows	137.1
Liquidity asset buffer[3]	146.8
Regulatory LCR (%)	107
Additional contingent funding sources[4]	65.4
Management LCR (%)	155

1 Pro-forma based on current supervisory guidance from FINMA.    2 Out- and inflows up to 30 days under severe general market and firm-specific stress.    3 Assets eligible in Basel III LCR framework including dedicated Group liquidity reserve, excess cash at major central banks, unencumbered collateral pledged to central banks.    4 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Net stable funding ratio (NSFR)1

CHF billion, except where indicated	31.3.13
Available stable funding[2]	355.6
Required stable funding[3]	344.0
NSFR (%)	103

1 Pro-forma based on current supervisory guidance from FINMA.    2 Consists mainly of client deposits from our wealth management businesses, long-term debt issued and capital.    3 Residential mortgages and other loans are the main consumers of stable funding.

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such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the first quarter of 2013, the management LCR was 155%. On 31 March 2013, our estimated pro-forma NSFR was 103%, based on current regulatory guidance. The calculation of our pro-forma Basel III liquidity ratios is based on current supervisory guidance from FINMA. Basel III Liquidity rules and FINMA framework are not finalized. Ratio calculations will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

As of 31 March 2013, UBS was in compliance with Swiss Financial Market Supervisory Authority (FINMA) liquidity requirements.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss covered bond program (Schweizer Pfandbriefe) and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.

The composition of our funding sources continued the trend towards a higher proportion of customer deposits which increased by CHF 8 billion to CHF 382 billion, or 52% of our total funding sources compared with 50% in the prior quarter. Deposits from our wealth management businesses and from Retail & Corporate contributed 97%, or CHF 371 billion, of the total customer deposits (shown in the “UBS asset funding” graph) compared with 98% in the prior quarter. Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, increased from 7.4% to 8.8%, partly offsetting the reduction in outstanding long-term debt.

Our outstanding long-term debt, including financial liabilities at fair value, declined by CHF 12 billion during the quarter to CHF 152 billion. Due to our progress in reducing balance sheet assets, we have generated capacity within our liquidity and funding position to be able to execute tender offers which will lower our interest expense in the future and will allow for liability structure optimization. In the first quarter of 2013 we executed two cash tender offers with respect to 14 senior unsecured note issuances, denominated in US dollar, euro and Italian lira, with tenors between June 2013 and January 2027 and repurchased CHF 5.1 billion of debt outstanding. Additionally, we had two redemptions during the quarter: a EUR 1.5 billion 2.375% 3-year covered bond and a EUR 2.5 billion 4.875% 5-year senior unsecured bond. Furthermore, we redeemed CHF 0.3 billion of the Swiss Pfandbriefe loans. These decreases were partly offset by the issuance of one covered bond of USD 1.25 billion with a maturity of three years. Additionally, we raised term funds through medium-term note issuances and private placements. As of 31 March 2013, long-term debt represented 20.6% of our funding sources as shown in the “UBS: funding by product and currency” table, down from 22.0% at the end of the prior quarter.

On 17 April 2013, Fitch affirmed UBS’s long-term rating of “A” (stable outlook) and upgraded UBS’s “Viability Rating” to “a” from “a-”. This followed an assessment of the impact of our decision to accelerate the implementation of our strategy announced in October 2012.

The secured financing (repurchase agreements and securities lent against cash collateral received) percentage of our funding sources decreased to 4.7% from 6.4%, as shown in the “UBS: funding by product and currency” table. At the end of the first quarter, we borrowed CHF 130 billion less cash on a collateralized basis than we lent, higher than the previous quarter-end balance of CHF 121 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet.

As of 31 March 2013, our coverage ratio of customer deposits to our outstanding loan balance was 131% compared with 133% in the prior quarter.

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1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2  Long-term debt issued also includes remaining maturities of less than 1 year.    3  Including Structured debt instruments – OTC.

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12	31.3.13	31.12.12
Securities lending	1.1	1.2	0.3	0.4	0.3	0.2	0.4	0.5	0.2	0.2
Repurchase agreements	3.6	5.2	0.0	0.1	0.9	1.1	2.1	3.3	0.6	0.6
Due to banks	2.9	3.1	0.5	0.5	0.3	0.2	0.8	0.7	1.3	1.6
Short-term debt issued	5.9	4.3	0.3	0.3	0.7	0.8	4.3	2.7	0.7	0.6
Retail savings/deposits	18.6	18.0	12.3	11.8	0.8	0.8	5.4	5.4	0.0	0.0
Demand deposits	22.5	21.8	7.9	8.0	4.4	4.1	6.6	6.4	3.6	3.2
Fiduciary deposits	3.4	3.3	0.0	0.1	0.6	0.8	2.4	2.0	0.4	0.5
Time deposits	7.2	6.9	0.2	0.2	0.4	0.5	3.8	3.7	2.7	2.5
Long-term debt issued	20.6	22.0	2.7	2.7	6.5	7.3	8.8	9.0	2.7	2.9
Cash collateral payables on derivative instruments	8.9	9.5	0.4	0.3	4.6	5.0	3.0	3.2	0.9	0.9
Prime brokerage payables	5.2	4.8	0.1	0.1	0.7	0.5	3.6	3.3	0.9	0.8
Total	100.0	100.0	24.6	24.6	20.1	21.4	41.2	40.1	14.0	13.9

1 As a percent of total funding sources of CHF 738 billion and CHF 748 billion on the balance sheet as of 31 March 2013 and 31 December 2012, respectively.

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Capital management

Capital management

The BIS Basel III framework came into effect in Switzerland on 1 January 2013. Our phase-in BIS Basel III common equity tier 1 (CET1) ratio was 15.3% as of 31 March 2013, unchanged from the end of the previous quarter. Our phase-in BIS Basel III CET1 capital increased marginally by CHF 0.2 billion to CHF 40.2 billion at the end of the first quarter of 2013. Our phase-in BIS Basel III risk-weighted assets increased by CHF 0.7 billion to CHF 262.5 billion. On a fully applied basis, our BIS Basel III CET 1 ratio increased 0.3 percentage points to 10.1% and our fully applied BIS Basel III risk-weighted assets were CHF 258.7 billion.

BIS Basel III and Swiss systemically relevant banks (SRB) Basel III requirements

The Basel III global regulatory rules were introduced by the Basel Committee on Banking Supervision in the years 2010 and 2011, mainly in response to the 2007 to 2009 financial crisis. In Switzerland, the BIS Basel III framework came into effect on 1 January 2013 and will become fully effective on 1 January 2019. The main deferred effects on capital are the deduction of deferred tax as-

sets recognized for tax loss carry-forwards and the inclusion of the effects of IAS 19R relating to pension liabilities. These effects are being phased in between 2014 and 2018 for the calculation of common equity. Furthermore, Basel 2.5 hybrid and tier 2 capital instruments will be phased out between 2013 to 2022.

è

Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of our Annual Report 2012 for more information on IAS 19 (revised) Employee Benefits

1 Global systemically important banks (G-SIBs) according to the Financial Stability Board.    2  Referred to as Swiss “too-big-to-fail” (TBTF) in our Annual Report 2012.    3  In September 2013, a countercyclical buffer of 1 % of BIS Basel III RWA for mortgage loans on residential property in Switzerland will be activated.    4  Applies when activated by the Swiss Federal Council for Swiss RWA or when triggered by other regulators as applicable.    5  We expect our requirement for the progressive buffer on a fully applied basis to fall to 4.5% from 6.0% due to our planned balance sheet reduction related to the accelerated implementation of our strategy announced in October 2012 and the resulting reduction in total exposure. We expect this to reduce our total capital requirement on a fully applied basis to 17.5% by 2019. Systemically relevant banks (SRB) are eligible for a capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency.    6  Can be substituted by Swiss SRB Basel III CET1 capital.

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    In addition to being required to comply with the BIS Basel III rules, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with Swiss SRB-specific rules. The Swiss SRB Basel III transition rules are in line with the BIS Basel III transition rules, except for differences in the recognition of phase-out capital.

    Our BIS Basel III risk-weighted assets (RWA) are published according to the BIS Basel III framework. For supervisory purposes, our RWA are required to comply with the rules of the Swiss Capital Adequacy Ordinance. The Swiss RWA surcharges under Basel 2.5 are no longer applicable under the Basel III rules and the determination of RWA under the BIS Basel III framework and Swiss SRB Basel III is now aligned.

    We provide information on RWA and capital, both on a phase-in and fully applied basis. The capital information provided on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and ineligible capital instruments are phased out. RWA on a fully applied basis reflect mainly the effect of the RWA phase-out on pension fund assets previously recognized under IAS 19.

    All Basel III numbers for the fourth quarter of 2012 provided in this report are on a pro-forma basis. The numbers were either disclosed in our fourth quarter 2012 report and/or Annual Report 2012, or introduced as comparatives in the first quarter of 2013 report to provide more detailed disclosure. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges. Estimates may have been refined with prospective effect during first quarter of 2013, as models and the associated systems were enhanced.

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Capital management

    In February 2013, following a proposal by the Swiss National Bank, the Federal Council decided to activate the countercyclical capital buffer with respect to mortgage loans financing residential property located in Switzerland. The buffer has been set at 1% of associated RWA. Banks in Switzerland must fulfill this additional requirement by 30 September 2013. The effect of the activation of the countercyclical buffer on our capital requirements is not material.

è	Refer to the “Basel III/“too-big-to-fail” at a glance” section of our Annual Report 2012 for more information

BIS Basel III capital ratios

On 31 March 2013, our phase-in BIS Basel III common equity tier 1 (CET1) capital ratio was 15.3% and our BIS Basel III total capital ratio was 18.9%, both unchanged from the end of the previous quarter. Our BIS Basel III CET1 capital ratio on a fully applied basis increased 0.3 percentage points to 10.1% during the quarter and our BIS Basel III total capital ratio on a fully applied basis also increased 0.4 percentage points to 11.8%, mainly due to the first quarter 2013 net profit and nearly unchanged RWA. We are committed to achieving our BIS Basel III CET1 fully applied target ratio of 11.5% by the end of 2013.

è	Refer to the “Our strategy” section of our Annual Report 2012 for more information

BIS Basel III eligible capital

BIS Basel III common equity tier 1 capital

Our phase-in BIS Basel III common equity tier 1 (CET1) capital increased marginally by CHF 0.2 billion to CHF 40.2 billion during the first quarter of 2013. This increase was primarily due to the first quarter net profit of CHF 1.0 billion and positive foreign currency effects of CHF 0.3 billion. This was offset by the effects of the phase-out of Basel 2.5 hybrid capital instruments of CHF 0.4 billion and other capital deductions of CHF 0.9 billion, mainly driven by negative share-based compensation-related components, and an increase in the deduction of the fair value of the call option to acquire the SNB StabFund’s equity. On a fully applied basis, BIS Basel III CET1 capital increased by CHF 1.0 billion to CHF 26.2 billion compared with the last quarter. The detailed CET1 movement on a phase-in and fully applied basis is shown in the “BIS Basel III CET1 capital movement” graph on the previous page.

    Our phase-in BIS Basel III tier 1 capital at the end of 31 March 2013, was the same as BIS Basel III CET1 capital of CHF 40.2 billion, and includes additional tier 1 capital (AT1) in the form of Basel 2.5 hybrid capital instruments which offsets the required deductions for goodwill and intangible assets. These hybrid capital instruments are not eligible under BIS Basel III and are excluded from fully applied tier 1 capital, which was at CHF 26.2 billion, as shown in the “Reconciliation IFRS equity to BIS Basel III capital” table on the next page. As announced on 5 February 2013, a hybrid capital instrument with a nominal value of EUR 995 million was redeemed in April 2013 and as a result our BIS Basel III tier 1 capital will reduce by an incremental CHF 0.8 billion in addition to the 2013 phase-out of CHF 0.4 billion hybrid capital instruments, as mentioned above.

BIS Basel III tier 2 capital

Our phase-in BIS Basel III tier 2 capital decreased by CHF 0.3 billion to CHF 9.3 billion as of 31 March 2013 mainly due to the phase-out of Basel 2.5 tier 2 capital instruments that are not eligible under BIS Basel III rules, the amortization of the deferred contingent contribution capital plan (DCCP), partially offset by positive currency effects. Fully applied BIS Basel III tier 2 capital remained unchanged at CHF 4.2 billion as of 31 March 2013, as the DCCP amortization was offset by positive currency effects.

BIS Basel III total capital

Our phase-in BIS Basel III total capital decreased by CHF 0.1 billion to CHF 49.5 billion as of 31 March 2013, due to the phasing out of tier 2 capital instruments. Our fully applied BIS Basel III total capital increased by CHF 1.0 billion to CHF 30.4 billion during the first quarter of 2013.

BIS Basel III risk-weighted assets

Our phase-in BIS Basel III RWA increased by CHF 0.7 billion to CHF 262.5 billion at the end of the first quarter. On a fully applied basis, BIS Basel III RWA increased by CHF 0.6 billion to CHF 258.7 billion. The main contributors to the phase-in BIS Basel III RWA increase were a CHF 6.7 billion increase in credit risk RWA, a CHF 0.7 billion increase in non-counterparty related risk RWA and a CHF 1.0 billion increase in operational risk RWA, partly offset by a decrease of CHF 7.7 billion in market risk RWA.

    The increase in phase-in BIS Basel III credit risk RWA of CHF 6.7 billion was predominantly due to an increase in drawn exposures as well as increased RWA for securitizations as a result of rating downgrades and higher hedge-related exposures. The introduction of the mortgage multiplier for banks using an internal ratings-based (IRB) approach for calculating the RWA for Swiss residential mortgages also contributed to the increase. Credit risk RWA also includes the portfolio level advanced credit valuation adjustment (A-CVA) charge under BIS Basel III. The A-CVA decreased by CHF 0.5 billion compared with the previous quarter

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BIS Basel III capital information

CHF million, except where indicated	Phase-in		Fully applied
		Pro-forma		Pro-forma
	31.3.13	31.12.12	31.3.13	31.12.12
Tier 1 capital	40,235	40,032	26,176	25,182
of which: common equity tier 1 capital	40,235	40,032	26,176	25,182
Tier 2 capital	9,260	9,589	4,225	4,205
of which: high trigger loss-absorbing capital	394	504	394	504
of which: low trigger loss-absorbing capital	3,768	3,656	3,768	3,656
of which: phase-out capital and other tier 2	5,098	5,429	63	45
Total capital	49,495	49,620	30,401	29,387
Common equity tier 1 capital ratio (%)	15.3	15.3	10.1	9.8
Tier 1 capital ratio (%)	15.3	15.3	10.1	9.8
Total capital ratio (%)	18.9	18.9	11.8	11.4
BIS Basel III risk-weighted assets	262,454	261,800	258,701	258,113

Reconciliation IFRS equity to BIS Basel III capital
	Phase-in		Fully applied
		Pro-forma		Pro-forma
CHF million	31.3.13	31.12.12	31.3.13	31.12.12
Total IFRS equity	50,452	49,100	50,452	49,100
Effect of the implementation of IAS 19R, phase-in, net of tax	3,697	3,948	0	0
Equity attributable to preferred note holders and non-controlling interests	(3,214)	(3,152)	(3,214)	(3,152)
Treasury shares at cost/Equity classified as obligation to purchase own shares	1,099	1,108	1,099	1,108
Unrealized (gains)/losses from cash flow hedges, net of tax	(2,714)	(2,983)	(2,714)	(2,983)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	21	(142)	21	(142)
Proposed distribution of capital contribution reserves	(562)	(562)	(562)	(562)
Unrealized gains related to financial investments available-for-sale, net of tax	(161)	(183)	(161)	(183)
Other[1]	(901)	(728)	(901)	(728)
Common equity tier 1 capital before deductions	47,718	46,406	44,020	42,458
Less: treasury shares/deduction for own shares[2]	(1,681)	(1,603)	(1,681)	(1,603)
Less: goodwill and intangible assets net of tax, less hybrid capital, as applicable	(3,061)	(2,450)	(6,999)	(6,766)
Less: deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable	0	0	(5,971)	(6,586)
Less: pension assets IAS 19R, pre-tax	0	0	(454)	0
Less: fair value of the call option to acquire SNB StabFund’s equity, pre-tax	(2,425)	(2,103)	(2,425)	(2,103)
Less: other deduction items, net of tax[3]	(314)	(218)	(314)	(218)
Common equity tier 1 capital	40,235	40,032	26,176	25,182
Hybrid capital	3,937	4,316	0	0
Goodwill and intangible assets net of tax, offset against hybrid capital	(3,937)	(4,316)	0	0
Additional tier 1 capital	0	0	0	0
Tier 1 capital	40,235	40,032	26,176	25,182
Tier 2 capital	9,260	9,589	4,225	4,205
Total capital	49,495	49,620	30,401	29,387

1 Consists of i) the netted impact of the change in the scope of consolidation, and ii) other adjustments including reclassifications, revaluations of participations, the accrued dividend payment for 2013 and the charge for the compensation-related increase in BIS Basel III-compliant loss-absorbing tier 2 capital.    2  Consists of i) the net long position in own shares held for trading purposes, ii) own shares held and accruals for share delivery obligations to employees, as well as iii) accruals for anticipated future grants of share awards to employees.    3  Consists of i) prudential valuation adjustments, ii) expected losses on advanced internal ratings-based portfolio less general provisions (if difference is positive), and iii) expected losses on non-trading equity exposures (simple risk-weight method).

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which was driven by a methodology change in the A-CVA VaR model as well as risk reductions partially offset by the unwinding of hedges.

The phase-in BIS Basel III non-counterparty related risk RWA increase of CHF 0.7 billion was mainly due to an increase in deferred tax assets (DTA) on temporary differences, which are risk-weighted under BIS Basel III rules.

The phase-in BIS Basel III operational risk RWA increased by CHF 1.0 billion, mainly driven by the annual scenario-based recalibration of the advanced measurement approach (AMA) model parameters, which were approved by FINMA. The business division operational risk RWA allocations have been updated in line with our current divisional allocation methodology, which uses historical data on cumulative operational risk-related losses.

The phase-in BIS Basel III market risk RWA decrease of CHF 7.7 billion was mainly due to a decrease in the incremental risk charge (IRC) of CHF 1.5 billion as a result of risk reductions, a decrease in regulatory VaR RWA of CHF 2.2 billion, a decrease in stressed VaR RWA of CHF 2.5 billion due to risk reductions and a decrease in the comprehensive risk measure (CRM) of CHF 1.4 billion due to the reduction of correlation trading positions.

The increase in total phase-in BIS Basel III RWA of CHF 0.5 billion in Wealth Management and CHF 1.8 billion in Retail & Corporate was mainly due to the introduction of the aforementioned mortgage multiplier in credit risk RWA. Other changes relate to the annual update of the risk parameters and a new rating tool for private mortgages, which provides better risk differentiation.

è	Refer to the “Investment Bank”, “Corporate Center“ and “Risk management and control” sections for more information about RWA developments

BIS Basel III RWA by risk type and reporting segment

CHF billion	Phase-in
						Pro-forma
	31.3.13					31.12.12
	Credit risk[1]	Non-counterparty related risk	Market risk	Operational risk	Total	Credit risk[1]	Non-counterparty related risk	Market risk	Operational risk	Total
Wealth Management	12.1	0.3	0.0	6.7	19.1	10.8	0.3	0.0	7.5	18.6
Wealth Management Americas	9.0	0.0	1.3	11.6	21.9	9.3	0.0	1.7	12.5	23.6
Investment Bank	44.7	0.1	9.2	15.2	69.2	42.9	0.1	6.2	15.6	64.9
Global Asset Management	3.1	0.0	0.1	0.9	4.1	2.7	0.0	0.0	1.0	3.7
Retail & Corporate	32.6	0.1	0.0	1.0	33.7	30.7	0.1	0.0	1.1	31.9
CC – Core Functions[2]	6.2	12.4	(6.1)	7.0	19.6	5.9	11.7	(2.3)	1.3	16.6
Total business divisions and CC – Core Functions	107.8	12.9	4.5	42.3	167.6	102.3	12.2	5.7	39.0	159.2
CC – Non-core and Legacy Portfolio	68.4	0.0	14.5	12.0	94.9	67.3	0.0	21.0	14.3	102.5
Total BIS Basel III risk-weighted assets	176.2	12.9	19.0	54.3	262.5	169.5	12.2	26.7	53.3	261.8

CHF billion	Fully applied
						Pro-forma
	31.3.13					31.12.12
	Credit risk[1]	Non-counterparty related risk	Market risk	Operational risk	Total	Credit risk[1]	Non-counterparty related risk	Market risk	Operational risk	Total
Wealth Management	11.7	0.3	0.0	6.7	18.7	10.4	0.3	0.0	7.5	18.2
Wealth Management Americas	8.8	0.0	1.3	11.6	21.7	9.0	0.0	1.7	12.5	23.3
Investment Bank	44.1	0.1	9.2	15.2	68.6	42.3	0.1	6.2	15.6	64.3
Global Asset Management	3.0	0.0	0.1	0.9	4.0	2.6	0.0	0.0	1.0	3.6
Retail & Corporate	30.9	0.1	0.0	1.0	32.0	29.0	0.1	0.0	1.1	30.2
CC – Core Functions	5.6	12.4	(6.1)	7.0	19.0	5.3	11.7	(2.3)	1.3	16.1
Total business divisions and CC – Core Functions	104.0	12.9	4.5	42.3	163.8	98.6	12.2	5.7	39.0	155.6
CC – Non-core and Legacy Portfolio	68.4	0.0	14.5	12.0	94.9	67.3	0.0	21.0	14.3	102.5[3]
Total BIS Basel III risk-weighted assets	172.5	12.9	19.0	54.3	258.7	165.9	12.2	26.7	53.3	258.1

1  Includes securitization exposures, equity exposures, credit valuation adjustments (advanced-, standardized-, simplified approach) and capital requirements for settlement risk (failed trades).    2  Negative Market risk numbers are due to the diversification effect allocated to CC – Core Functions.    3  Reflects the transfer of approximately CHF 2.6 billion related to Group Treasury activities from CC – Non-core and Legacy Portfolio to CC – Core Functions.

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Risk and treasury management

Swiss SRB Basel III capital information

Our phase-in Swiss SRB Basel III CET1 capital ratio remained unchanged at 15.3% as of 31 March 2013. Our phase-in Swiss SRB Basel III CET1 capital increased by CHF 0.2 billion to CHF 40.2 billion and our fully applied Swiss SRB Basel III CET1 capital increased by CHF 1.0 billion to CHF 26.2 billion for the same reasons discussed with respect to the BIS Basel III capital.

Our phase-in Swiss SRB Basel III total capital increased by CHF 0.3 billion to CHF 44.5 billion compared with the previous quarter. Our fully applied Swiss SRB Basel III total capital increased by CHF 1.1 billion to CHF 30.4 billion as of 31 March 2013 primarily due to the increase in fully applied CET1 capital, for the same reasons as discussed under BIS Basel III.

As of 31 March 2013, we satisfy the Swiss SRB Basel III base and buffer capital requirements by our Swiss SRB Basel III CET1 capital. The Swiss SRB Basel III progressive buffer capital requirement is covered by high and low-trigger loss-absorbing capital, as shown in the “Swiss SRB Basel III capital requirements in 2013” table.

The RWA under Swiss SRB Basel III and BIS Basel III are the same.

Swiss SRB leverage ratio

The Swiss SRB leverage ratio for systemically relevant banks in Switzerland (formerly referred to as “FINMA Basel III leverage ratio”) came into force on 1 January 2013. The ratio consists of three components: base capital, buffer capital and progressive buffer capital. It is calculated by dividing the relevant capital basis by IFRS assets including off-balance sheet items, based on a capital adequacy scope of consolidation, and adjusted for netting of securities financing transactions and derivatives and other ad-

Swiss SRB Basel III capital information

CHF million, except where indicated	Phase-in		Fully applied
		Pro-forma		Pro-forma
	31.3.13	31.12.12	31.3.13	31.12.12
Tier 1 capital	40,235	40,032	26,176	25,182
of which: common equity tier 1 capital	40,235	40,032	26,176	25,182
Loss-absorbing capital (LAC)	4,260	4,160	4,260	4,160
of which: high trigger loss-absorbing capital	492	504	492	504
of which: low trigger loss-absorbing capital	3,768	3,656	3,768	3,656
Total capital	44,495	44,192	30,436	29,342
Common equity tier 1 capital ratio (%)	15.3	15.3	10.1	9.8
Tier 1 capital ratio (%)	15.3	15.3	10.1	9.8
Total capital ratio (%)	17.0	16.9	11.8	11.4
Swiss SRB Basel III risk-weighted assets	262,454	261,800	258,701	258,113

Swiss SRB Basel III capital requirements in 2013

CHF million, except where indicated		Phase-in
		31.3.13
	Minimum ratio %	Swiss SRB Basel III minimum capital requirements	Ratio %	Available Swiss SRB Basel III capital		Capital type
Base capital	3.5	9,186	3.5	9,186		CET1
Buffer capital	3.5	9,186	11.8	31,050	[1]	CET1
Progressive buffer capital	1.5	3,937	1.6	4,260		LAC
Total	8.5	22,309	17.0	44,495
Phase-out and other tier 2 capital			1.9	5,098

1  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

73

Capital management

justments. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the base capital, the buffer capital and the progressive buffer capital. Our Swiss SRB leverage ratio increased 0.2 percentage points to 3.8% on 31 March 2013 from 3.6% on 31 December 2012, mainly due to the reduction of our balance sheet assets.

è	Refer to the “Balance sheet” section of this report for more information

Currency management

Market risk arising from management of consolidated capital

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through IFRS equity. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the impact of foreign exchange movements on both the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital on a fully applied basis. Limits are in place, both for the sensitivity of the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital, to a ±10% change in the Swiss franc against other currencies. As of 31 March 2013, the estimated sensitivities of the fully applied BIS Basel III CET1 capital ratio and fully applied BIS Basel III CET1 capital to a 10% appreciation or depreciation of the Swiss franc against other currencies were 32 basis points and CHF 741 million, respectively.

Swiss SRB leverage ratio

		Pro-forma
CHF million, except where indicated	Average 1Q13	Average 4Q12
Total on-balance sheet assets[1]	1,223,840	1,270,627
Less: netting of securities financing transactions	9,325	20,508
Less: netting of derivative exposures	300,239	332,076
Add: current exposure method (CEM add-on) for derivative exposures	155,526	184,180
Add: off-balance sheet items	100,087	102,000
of which: commitments and guarantees – unconditionally cancellable (10%)	21,060	20,168
of which: commitments and guarantees – other than unconditionally cancellable (100%)	79,027	81,540
Add: assets of entities consolidated under IFRS but not in regulatory scope of consolidation	17,913	24,630
Less: items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	12,876	12,000
Total adjusted exposure[2]	1,174,926	1,216,000
Swiss SRB Basel III Common equity tier 1 capital phase-in (at quarter end)	40,235	40,032
Swiss SRB Basel III Loss-absorbing capital (at quarter end)	4,260	4,160
Swiss SRB Basel III Total capital (at quarter end)	44,495	44,192
Swiss SRB leverage ratio (formerly referred to as “FINMA Basel III leverage ratio”) (%)	3.79	3.63

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Basel 2.5 Pillar 3” section in our Annual Report 2012 for more information on the regulatory scope of consolidation.    2  Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

Swiss SRB leverage ratio requirements in 2013

CHF million, except where indicated			Phase-in
			31.3.13
	Swiss SRB leverage ratio%[1]	Swiss SRB leverage ratio capital requirement	Swiss SRB leverage ratio %	Available Swiss SRB Basel III capital		Capital type
Base capital	0.84	9,869	0.84	9,869		CET1
Buffer capital	0.84	9,869	2.58	30,366	[2]	CET1
Progressive buffer capital	0.36	4,230	0.36	4,260		LAC
Total	2.04	23,968	3.79	44,495

1  Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.5%) and progressive buffer capital (24% of 1.5%).    2  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

74

Risk and treasury management

Equity attribution

Our equity attribution framework aims to guide each business toward activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity in each of our business divisions, and integrates Group-wide capital management activities with those at business division level. From the first quarter of 2013, Corporate Center includes attributed equity related to non-core businesses transferred from the Investment Bank.

    On a pro-forma basis (if these non-core businesses had been fully transferred from the Investment Bank to the Corporate Center), the average equity attributed to these non-core businesses would have amounted to CHF 10.5 billion during the fourth quarter of 2012 and the Investment Bank’s attributed equity would have amounted to CHF 8.0 billion.

    The average equity attributed to Non-core decreased to CHF 8.7 billion in the first quarter of 2013 from CHF 10.5 billion in the prior quarter on a pro-forma basis treating Non-core as fully transferred from the Investment Bank to the Corporate Center. The average equity attributed to the Investment Bank decreased slightly to CHF 7.9 billion in the first quarter of 2013 from CHF 8.0 billion in the prior quarter on the same pro-forma basis. These decreases in both Non-core and the Investment Bank were mainly due to projected reductions in BIS Basel III RWA, the Swiss SRB leverage ratio denominator and risk-based capital. From 1 January 2013, attributed equity required to underpin the CHF 3.9 billion of goodwill and intangible assets that arose from the PaineWebber acquisition has been transferred to the Corporate Center and reported under Group items, resulting in a decrease in attributed equity to Wealth Management, Wealth Management Americas and Global Asset Management. The average total equity attributed to our business divisions and Corporate Center increased by CHF 0.1 billion to CHF 45.6 billion. Equity attributable to UBS shareholders averaged CHF 46.6 billion, resulting in a difference of CHF 1.0 billion.

è	Refer to the “Capital management” section of our Annual Report 2012 for further information on our equity attribution framework

Average attributed equity

CHF billion	1Q13	4Q12
Wealth Management[1]	3.7	4.3
Wealth Management Americas[1]	2.9	5.9
Investment Bank[2]	7.9	8.0
Global Asset Management[1]	1.9	2.1
Retail & Corporate	4.4	4.4
Corporate Center	24.8	20.8
of which: Core Functions	3.1	2.9
of which: Non-core and Legacy Portfolio[2]	13.9	15.9
of which: Group items1, [3]	7.8	2.0
Average equity attributed to the business divisions and Corporate Center	45.6	45.5
Difference	1.0	1.5
Average equity attributable to UBS shareholders	46.6	47.0

[1]  From 1 January 2013, attributed equity required to underpin the CHF 3.9 billion of goodwill and intangible assets that arose from the PaineWebber acquisition has been transferred from Wealth Management, Wealth Management Americas, and Global Asset Management to Group items, within the Corporate Center.    [2]  Starting with reporting for the first quarter of 2013, the Corporate Center also includes attributed equity related to non-core businesses transferred from the Investment Bank following the accelerated implementation of our strategy announced in October 2012. On a pro-forma basis, the average equity attributed to these non-core businesses would have amounted to CHF 10.5 billion during the fourth quarter of 2012. Therefore, on the same pro-forma basis, the fourth quarter 2012 attributed equity for the Investment Bank would have amounted to CHF 8.0 billion of the CHF 18.5 billion of attributed equity shown for the Investment Bank in the fourth-quarter 2012 report.    [3]  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% BIS Basel III common equity tier 1 ratio.

75

Capital management

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank for hedging related derivatives and for market making in UBS shares. Total UBS shares issued increased by

1,688,945 shares in the first quarter due to the exercise of employee share options.

    Treasury shares held by the Group decreased by 8,796,443 shares on a net basis, mainly due to share deliveries for employee share-based compensation awards.

UBS shares
	31.3.13	31.12.12	Change from 31.12.12

Shares outstanding
Shares issued	3,836,939,178	3,835,250,233	1,688,945
of which: related to employee option plans			1,688,945
Treasury shares	79,083,158	87,879,601	(8,796,443)
Shares outstanding	3,757,856,020	3,747,370,632	10,485,388

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	47,239	45,949	1,290
Less: goodwill and intangible assets	6,705	6,461	244
Tangible shareholders’ equity	40,534	39,488	1,046

Book value per share (CHF)
Total book value per share	12.57	12.26	0.31
Tangible book value per share	10.79	10.54	0.25

76

Financial information Unaudited

Table of contents
	Interim consolidated financial statements (unaudited)

79	Income statement
80	Statement of comprehensive income
81	Balance sheet
82	Statement of changes in equity
84	Statement of cash flows

	Notes to the interim consolidated financial statements

87	1	Basis of accounting
90	2	Segment reporting
92	3	Net interest and trading income
93	4	Net fee and commission income
93	5	Other income
94	6	Personnel expenses
94	7	General and administrative expenses
95	8	Earnings per share (EPS) and shares outstanding
95	9	Income taxes
96	10	Trading portfolio
96	11	Financial investments available-for-sale
97	12	Fair value measurement
117	13	Reclassification of financial assets
118	14	Derivative instruments
119	15	Offsetting financial assets and financial liabilities
122	16	Other assets and other liabilities
122	17	Provisions and contingent liabilities
131	18	Financial instruments not recognized on the balance sheet
132	19	Changes in organization
132	20	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

134	Income statement
135	Balance sheet
136	Basis of accounting
136	Reconciliation Swiss federal banking law equity to BIS Basel III capital
136	BIS Basel III capital information
137	Swiss SRB Basel III capital information
138	Swiss SRB leverage ratio

	UBS Limited

139	Income statement
139	Statement of comprehensive income
140	Balance sheet
141	Basis of accounting
141	Capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Interest income	3	3,484	3,550	4,130	(2)	(16)
Interest expense	3	(2,003)	(2,078)	(2,541)	(4)	(21)
Net interest income	3	1,481	1,472	1,589	1	(7)
Credit loss (expense)/recovery		(15)	(24)	37	(38)
Net interest income after credit loss expense		1,466	1,448	1,626	1	(10)
Net fee and commission income	4	4,123	3,992	3,840	3	7
Net trading income	3	2,222	378	976	488	128
Other income	5	(37)	390	81
Total operating income		7,775	6,208	6,523	25	19
Personnel expenses	6	4,100	4,014	3,378	2	21
General and administrative expenses	7	1,999	3,843	1,398	(48)	43
Depreciation and impairment of property and equipment		208	169	158	23	32
Amortization and impairment of intangible assets		20	19	23	5	(13)
Total operating expenses		6,327	8,044	4,956	(21)	28
Operating profit/(loss) before tax		1,447	(1,837)	1,567		(8)
Tax expense/(benefit)	9	458	66	531	594	(14)
Net profit/(loss)		989	(1,903)	1,036		(5)
Net profit/(loss) attributable to preferred note holders		0	0	0
Net profit/(loss) attributable to non-controlling interests		1	1	1	0	0
Net profit/(loss) attributable to UBS shareholders		988	(1,904)	1,035		(5)

Earnings per share (CHF)
Basic earnings per share	8	0.26	(0.51)	0.28		(7)
Diluted earnings per share	8	0.26	(0.51)	0.27		(4)

79

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended
CHF million		31.3.13			31.12.12	31.3.12
	Total	UBS share- holders	Preferred note holders	Non-control- ling interests	Total	Total
Net profit/(loss)	989	988		1	(1,903)	1,036

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement[1]
Foreign currency translation
Foreign currency translation movements, before tax	614	557	57		(566)	(831)
Foreign exchange amounts reclassified to the income statement from equity	(26)	(26)			(7)	7
Income tax relating to foreign currency translation movements	(3)	(3)			(0)	59
Subtotal foreign currency translation movements, net of tax[2]	585	528	57	0	(573)	(765)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	20	20			27	31
Impairment charges reclassified to the income statement from equity	18	18			11	29
Realized gains reclassified to the income statement from equity	(64)	(64)			(208)	(60)
Realized losses reclassified to the income statement from equity	12	12			0	6
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	16	16			60	(2)
Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax[2]	3	3			(110)	5
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(21)	(21)			53	(5)
Net (gains)/losses reclassified to the income statement from equity	(319)	(319)			(373)	(256)
Income tax relating to cash flow hedges	70	70			64	53
Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax[2]	(270)	(270)			(256)	(209)
Total other comprehensive income that may be reclassified to the income statement, net of tax[1]	381	261	57	0	(939)	(969)

Other comprehensive income that will not be reclassified to the income statement[1]
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	375	375			489	252
Income tax relating to gains/losses on defined benefit plans	(122)	(122)			(98)	(6)
Subtotal changes in gains/(losses) on defined benefit plans, net of tax[2]	253	253			391	247
Total other comprehensive income that will not be reclassified to the income statement, net of tax[1]	253	253			391	247

Total other comprehensive income	571	514	57	0	(548)	(722)
Total comprehensive income	1,560	1,503	57	1	(2,451)	313
Total comprehensive income attributable to preferred note holders	57				(33)	(64)
Total comprehensive income attributable to non-controlling interests	1				6	0
Total comprehensive income attributable to UBS shareholders	1,503				(2,423)	377
1 Refer to “Note 1 Basis of accounting” for more information.    2 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 544 million in the fourth quarter of 2012 and negative CHF 701 million in the first quarter of 2012. Other comprehensive income related to financial investments available-for-sale, cash flow hedges and defined benefit plans was wholly attributable to UBS shareholders for all periods presented.

80

Financial information

Balance sheet

				% change from
CHF million	Note	31.3.13	31.12.12	31.12.12

Assets
Cash and balances with central banks		63,976	66,383	(4)
Due from banks		20,222	21,220	(5)
Cash collateral on securities borrowed		36,182	37,372	(3)
Reverse repurchase agreements		128,819	130,941	(2)
Trading portfolio assets	10	145,032	160,564	(10)
of which: assets pledged as collateral which may be sold or repledged by counterparties		39,818	44,698	(11)
Positive replacement values	14	381,963	418,957	(9)
Cash collateral receivables on derivative instruments		30,495	30,413	0
Financial assets designated at fair value		12,045	9,106	32
Loans		291,779	279,901	4
Financial investments available-for-sale	11	62,529	66,230	(6)
Accrued income and prepaid expenses		6,675	6,138	9
Investments in associates		887	858	3
Property and equipment		6,117	6,004	2
Goodwill and intangible assets		6,705	6,461	4
Deferred tax assets		7,910	8,143	(3)
Other assets	16	12,509	11,106	13
Total assets		1,213,844	1,259,797	(4)

Liabilities
Due to banks		21,614	23,024	(6)
Cash collateral on securities lent		8,288	9,203	(10)
Repurchase agreements		26,661	38,557	(31)
Trading portfolio liabilities	10	28,228	34,247	(18)
Negative replacement values	14	363,217	395,260	(8)
Cash collateral payables on derivative instruments		65,657	71,148	(8)
Financial liabilities designated at fair value		88,388	91,901	(4)
Due to customers		381,613	373,459	2
Accrued expenses and deferred income		6,877	6,917	(1)
Debt issued		107,386	104,837	2
Provisions	17	3,060	2,536	21
Other liabilities	16	62,402	59,606	5
Total liabilities		1,163,392	1,210,697	(4)

Equity
Share capital		384	384	0
Share premium		33,677	33,898	(1)
Treasury shares		(1,074)	(1,071)	0
Equity classified as obligation to purchase own shares		(25)	(37)	(32)
Retained earnings		22,285	21,297	5
Cumulative net income recognized directly in equity, net of tax		(8,008)	(8,522)	(6)
Equity attributable to UBS shareholders		47,239	45,949	3
Equity attributable to preferred note holders		3,170	3,109	2
Equity attributable to non-controlling interests		43	42	2
Total equity		50,452	49,100	3
Total liabilities and equity		1,213,844	1,259,797	(4)

81

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance as of 1 January 2012 before the adoption of IFRS 10	383	34,614	(1,160)	(39)	23,742
Effect of adoption of IFRS 10[1]					35
Balance as of 1 January 2012 after the adoption of IFRS 10	383	34,614	(1,160)	(39)	23,777
Issuance of share capital
Acquisition of treasury shares			(679)[2]
Disposition of treasury shares			1,089
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		14
Premium on shares issued and warrants exercised		(1)
Employee share and share option plans		(563)
Tax (expense)/benefit recognized in share premium		15
Dividends
Equity classified as obligation to purchase own shares – movements
Preferred notes
New consolidations and other increases/(decreases)		0
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					1,035
Balance as of 31 March 2012	383	34,079	(750)	(39)	24,812

Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297
Issuance of share capital	0
Acquisition of treasury shares			(651)[2]
Disposition of treasury shares			648
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		148
Premium on shares issued and warrants exercised		8
Employee share and share option plans		(367)
Tax (expense)/benefit recognized in share premium		0
Dividends
Equity classified as obligation to purchase own shares – movements				11
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					988
Balance as of 31 March 2013	384	33,677	(1,074)	(25)	22,285

1 Refer to “Note 1 Basis of Accounting” for more information with regards to the adoption of IFRS 10.    2 For the first three months of 2013, the net disposal of 1.6 million treasury shares (CHF 14 million) which related to market making and hedging activities of the Investment Bank are presented as dispositions. For the first three months of 2012, the net acquisition of 5 million treasury shares (CHF 76 million) are presented as acquisitions.

82

Financial information

Cumulative net income recognized directly in equity, net of tax	of which: Foreign currency translation	of which: Financial invest- ments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred note holders	Non-controlling interests	Total equity

(9,011)	(6,447)	252	2,600	(5,415)	0	48,530	0	4,406	52,935
(24)	5	(29)				11	3,150	(4,359)	(1,198)

(9,035)	(6,443)	223	2,600	(5,415)	0	48,540	3,150	46	51,737
						0			0
						(679)			(679)
						1,089			1,089
						14			14
						(1)			(1)
						(563)			(563)
						15			15
						0			0
						0			0
						0			0
						0			0
						0			0
(658)	(701)	5	(209)	247		377	(64)	0	313
(9,693)	(7,143)	228	2,391	(5,169)	0	48,792	3,086	47	51,925

(8,522)	(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
						0			0
						(651)			(651)
						648			648
						148			148
						8			8
						(367)			(367)
						0			0
						0			0
						11			11
						0	4		4
						0			0
						(11)			(11)

514	528	3	(270)	253		1,503	57	1	1,560
(8,008)	(6,426)	252	2,714	(4,553)	6	47,239	3,170	43	50,452

83

Interim consolidated financial statements (unaudited)

Statement of cash flows

	For the quarter ended
CHF million	31.3.13	31.3.12

Cash flow from/(used in) operating activities
Net profit/(loss)	989	1,036
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	208	158
Amortization and impairment of intangible assets	20	23
Credit loss expense/(recovery)	15	(37)
Share of net profits of associates	(12)	(10)
Deferred tax expense/(benefit)	327	498
Net loss/(gain) from investing activities	(93)	(21)
Net loss/(gain) from financing activities	5,354	3,067
Other net adjustments	(2,646)	4,778
Net (increase)/decrease in operating assets and liabilities:
Net due from/to banks	(980)	1,240
Reverse repurchase agreements and cash collateral on securities borrowed	3,080	32,739
Trading portfolio, net replacement values and financial assets designated at fair value	8,732	5,334
Loans/due to customers	(3,942)	2,102
Accrued income, prepaid expenses and other assets	(1,698)	(1,342)
Repurchase agreements, cash collateral on securities lent	(13,088)	18,669
Net cash collateral on derivative instruments	(2,410)	(4,351)
Accrued expenses, deferred income and other liabilities	3,292	(2,610)
Income taxes paid, net of refunds	(83)	(10)
Net cash flow from/(used in) operating activities	(2,934)	61,262

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(55)	(1)
Disposal of subsidiaries, associates and intangible assets[1]	63	0
Purchase of property and equipment	(303)	(267)
Disposal of property and equipment	8	6
Net (investment in)/divestment of financial investments available-for-sale[2]	4,025	(7,644)
Net cash flow from/(used in) investing activities	3,737	(7,906)

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	10,084	(10,129)
Net movements in treasury shares and own equity derivative activity	(528)	(571)
Issuance of long-term debt, including financial liabilities designated at fair value	5,327	22,652
Repayment of long-term debt, including financial liabilities designated at fair value	(19,791)	(18,126)
Dividends paid to preferred note holders and non-controlling interests	(1)	0
Net cash flow from/(used in) financing activities	(4,909)	(6,174)

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and maturities (first quarter 2013: CHF 3,711 million, first quarter 2012: CHF 1,899 million) and gross cash outflows from purchases (first quarter 2013: CHF 637 million; first quarter 2012: CHF 1,773 million) related to the Wealth Management Americas available-for-sale portfolio.

84

Financial information

Statement of cash flows (continued)

	For the quarter ended
CHF million	31.3.13	31.3.12

Effects of exchange rate differences	1,820	(2,763)

Net increase/(decrease) in cash and cash equivalents	(2,286)	44,420
Cash and cash equivalents at the beginning of the period[1]	99,108	85,609
Cash and cash equivalents at the end of the period[1]	96,822	130,029
Cash and cash equivalents comprise:
Cash and balances with central banks	63,976	82,865
Money market paper[2]	3,144	6,041
Due from banks[3]	29,702	41,123
Total	96,822	130,029

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	2,833	3,726
Cash paid as interest	1,818	2,364
Cash received as dividends on equity investments, investment funds and associates[4]	313	365

1 Prior period Cash and cash equivalents was restated upon adoption of IFRS 10 as follows: from CHF 85,612 million to CHF 85,609 million for the opening balance of the first quarter of 2012, from CHF 130,037 million to CHF 130,029 million for the closing balance of the first quarter of 2012 and from CHF 99,118 million to CHF 99,108 million for the opening balance of the first quarter of 2013.    2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    4 Includes dividends received from associates reported within Cash flow from/(used) in investing activities.

85

86

Financial information

Notes to the interim consolidated financial statements

Note 1  Basis of accounting

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim consolidated financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim consolidated financial statements, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2012 except for the changes set out below. These interim consolidated financial statements are unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2012. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position, results of operations and cash flows.

IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB issued revised IFRS 7 Financial Instruments: Disclosures, requiring the disclosure of new information in respect of an entity’s use of enforceable netting arrangements. The amendments to IFRS 7 are intended to enable users of financial statements to better evaluate the effect or potential effect of netting arrangements on the entity’s financial position. The amendments require entities to disclose both gross and net amounts of recognized financial assets and financial liabilities associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not presented net on the face of the balance sheet.

UBS adopted the revisions to IFRS 7 as of 1 January 2013 in accordance with the transitional provisions set out in the standard and the resultant disclosures are reflected in “Note 15 Offsetting financial assets and financial liabilities” of these interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements. In October 2012, the IASB issued an amendment to IFRS 10 – Investment Entities – which amended IFRS 10 to provide an exception to consolidation for certain “investment enti-

IFRS 10: Effect on Total comprehensive income

	Effect on the income statement								Effect on comprehensive income
CHF million	Net interest income	Net fee and com- mission income	Net trading income	Other income	Net profit	Net profit attribut- able to preferred note holders	Net profit attribut- able to non-con- trolling interests	Net profit attribut- able to UBS share- holders	Un- realized gains/ (losses) on fi- nancial invest- ments available- for-sale, net of tax	Foreign currency trans- lation move- ment, net of tax	Other compre- hensive Income	Total compre- hensive income

As reported 31 December 2012	5,994	15,405	3,480	682	(2,235)	0	276	(2,511)	14	(544)	469	(1,766)
Changes in reported figures for the year	(16)	(8)	46	(41)	(20)	220	(271)	31	12	7	18	(2)
of which: relates to the first quarter of 2012	(2)	(3)	15	(12)	(3)	0	0	(3)	(4)	10	7	4
of which: relates to the second quarter of 2012	(4)	(1)	(5)	4	(6)	220	(271)	45	(2)	4	2	(4)
of which: relates to the third quarter of 2012	(3)	(2)	30	(22)	3	0	0	3	9	(7)	3	5
of which: relates to the fourth quarter of 2012	(6)	(2)	6	(12)	(14)	0	0	(14)	8	(1)	7	(7)
Restated amount for the year 2012	5,978	15,396	3,526	641	(2,255)	220	5	(2,480)	26	(537)	487	(1,767)

87

Notes to the interim consolidated financial statements

IFRS 10: Effect on the balance sheet

CHF million	Balance previously reported at 31 December 2012	Change in reported amounts	Restated balance 31 December 2012

Total assets	1,259,232	565	1,259,797
of which: Positive replacement values	418,029	928	418,957

Total liabilities	1,208,983	1,714	1,210,697
of which: Due to customers	371,892	1,567	373,459
of which: Repurchase agreements	37,639	918	38,557
of which: Financial liabilities designated at fair value	92,878	(977)	91,901

Total equity	50,249	(1,149)	49,100
of which: Equity attributable to UBS shareholders	45,895	54	45,949
of which: Equity attributable to preferred note holders	0	3,109	3,109
of which: Equity attributable to non-controlling interests	4,353	(4,311)	42
Total liabilities and equity	1,259,232	565	1,259,797

ties”. IFRS 10 establishes a single control-based model for assessing whether one entity should consolidate another. IFRS 10 applies to all types of entities and replaces SIC-12 Consolidation – Special Purpose Entities, and portions of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls. The definition of control in IFRS 10 focuses on the presence of power, exposure to variable returns and the ability to utilize power to affect an entity’s own returns. The determination of control is based on current facts and circumstances and is continuously assessed. IFRS 10 provides additional guidance to assist in the determination of control in circumstances in which this assessment is difficult to make. For example, IFRS 10 introduces guidance on assessing whether an entity with decision making rights is a principal or an agent.

    On 1 January 2013, UBS adopted IFRS 10 as amended in October 2012, resulting in a change in the consolidation status of certain entities. The Group consolidated certain investment funds where UBS’s exposure to variability indicates that its power as fund manager is in a principal capacity. In addition, UBS deconsolidated certain entities that were previously consolidated due to UBS’s exposure to a majority of risk and rewards, but where UBS does not have the ability to direct the relevant activities. UBS also deconsolidated certain entities where UBS’s involvement does not expose it to variable returns from the entity. This includes entities that issue preferred securities, the deconsolidation of which results in UBS recognizing the subordinated notes issued to these entities instead of the preferred securities which were presented as equity attributable to non-controlling interests. Except for one subordinated note issuance of CHF 1.2 billion which is classified as a liability, UBS presents the subordinated notes as equity attributable to preferred note holders. The October 2012 amendments for investment entities had no impact on UBS’s interim consolidated financial statements as UBS Group does not itself meet the definition of an investment entity.

    The comparative 2012 periods included in the first quarter report 2013 have been adjusted to reflect the effect of adopting IFRS 10. Under IFRS 10, periods prior to 2012 are not required to be restated in 2013 reports. The effect of adoption is shown in the tables above. There was no material impact on earnings per share.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint arrangements, which supersedes IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

88

Financial information

UBS adopted IFRS 11 on its mandatory effective date of 1 January 2013. The new standard has no impact on the interim consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements under IFRS. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; i.e. an exit price. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies that the unit of measurement is generally a particular asset or liability unless an entity manages and reports its net risk exposures on a portfolio basis, in which case it may elect to apply portfolio-level price adjustments under limited circumstances. It also introduces new disclosure requirements and enhancements to existing disclosures, which are reflected in “Note 12 Fair value measurement” of these interim consolidated financial statements.

    IFRS 13 became effective for the Group on 1 January 2013 and is to be applied prospectively from that date. As a result of implementing the unit of measurement guidance of the standard, the Group’s valuation reserves increased by approximately CHF 25 million, decreasing operating profit before tax in the first quarter of 2013. In conjunction with the implementation of IFRS 13, the Group has refined its methodologies for estimating the effect of changing unobservable valuation inputs to reasonably possible alternative assumptions. As a result, the comparative figures in Note 12 have been restated from CHF 1.2 billion to CHF 1.8 billion for favorable changes and from CHF 1.2 billion to CHF 1.4 billion for unfavorable changes.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued the revised IAS 1 Presentation of Financial Statements. The revised standard requires the grouping together for presentation purposes of items within other comprehensive income (OCI) into those that will be reclassified to profit or loss in subsequent periods when specific conditions are met and those that will not be. The conditions requiring reclassifica-

tion to profit or loss are set out in “Note 1 Significant accounting policies” to the audited financial statements included in our Annual Report 2012. UBS adopted the revised standard on its mandatory effective date of 1 January 2013, resulting in revised presentation in the statement of comprehensive income.

Annual Improvements to IFRSs 2009-2011

In May 2012, the IASB issued six amendments to five IFRS as part of its annual improvements project. Of these amendments, UBS adopted the amendment to IAS 1 in 2012, ahead of its mandatory effective date of 1 January 2013 in accordance with the transitional provisions of the standard.

    UBS adopted the remaining amendments as of 1 January 2013 with no material impact on the interim consolidated financial statements.

Financial reporting structure changes relating to the Investment Bank and the Corporate Center

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, UBS is exiting many business lines which are capital and balance sheet intensive or are in areas with high operational complexity or long tail risks. From the first quarter of 2013, these non-core activities and positions formerly in the Investment Bank have been transferred to and are managed and reported in the Corporate Center. Together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center called “Non-core and Legacy Portfolio”. Prior periods have been restated for this change.

    In addition, the repo and short-term interest rate cash units were transferred from the Investment Bank to the Asset Liability Management unit of Group Treasury within Corporate Center – Core Functions in the first quarter of 2013. Following this transfer, the Asset Liability Management unit oversees all financing, portfolio, and structural risk management activities for the Group. With effect from the first quarter of 2013, revenues associated with the ongoing business activities of Asset Liability Management are allocated to the business divisions and Non-core and Legacy Portfolio, with the exception of excess funding costs. Prior periods have been restated for these changes.

89

Notes to the interim consolidated financial statements

Note 2   Segment reporting

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[1]	Non-core and Legacy Portfolio

For the three months ended 31 March 2013
Net interest income	508	202	256	(6)	531	47	(56)	1,481
Non-interest income	1,418	1,416	2,529	523	388	(526)	561	6,309
Income[2]	1,926	1,618	2,785	517	919	(479)	506	7,790
Credit loss (expense)/recovery	(12)	0	(1)	0	0	0	(2)	(15)
Total operating income	1,913	1,618	2,783	517	919	(479)	504	7,775
Personnel expenses	839	1,120	1,265	211	378	146	141	4,100
General and administrative expenses	345	219	457	107	197	94	580	1,999
Services (to)/from other business divisions	19	4	21	(4)	(37)	0	(4)	0
Depreciation and impairment of property and equipment	46	28	59	11	34	(1)	31	208
Amortization and impairment of intangible assets	1	13	3	2	0	0	1	20
Total operating expenses	1,250	1,384	1,806	327	572	239	749	6,327
Operating profit/(loss) before tax	664	234	977	190	347	(719)	(245)	1,447
Tax expense/(benefit)								458
Net profit/(loss)								989

As of 31 March 2013
Total assets[3]	110,580	63,616	263,044	14,037	146,041	234,306	382,220	1,213,844

1 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center costs actually incurred and charges to the business divisions.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs are entirely or partially allocated to the Corporate Center.

90

Financial information

Note 2  Segment reporting1

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the three months ended 31 March 2012
Net interest income	478	199	375	(5)	539	44	(40)	1,589
Non-interest income	1,292	1,226	1,923	483	379	(1,135)	728	4,897
Income[3]	1,770	1,425	2,298	477	918	(1,091)	688	6,486
Credit loss (expense)/recovery	(1)	0	(1)	0	18	0	22	37
Total operating income	1,769	1,425	2,297	477	936	(1,091)	710	6,523
Personnel expenses	439	1,019	1,313	206	156	78	166	3,378
General and administrative expenses	276	180	490	92	214	19	127	1,398
Services (to)/from other business divisions	93	(2)	(64)	0	(138)	6	106	0
Depreciation and impairment of property and equipment	36	24	46	9	33	1	9	158
Amortization and impairment of intangible assets	2	12	3	2	0	0	4	23
Total operating expenses	846	1,233	1,788	309	265	104	412	4,956
Operating profit/(loss) before tax	923	192	509	169	671	(1,196)	298	1,567
Tax expense/(benefit)								531
Net profit/(loss)								1,036

As of 31 December 2012
Total assets[4]	104,620	63,492	261,511	12,916	145,320	243,313	428,625	1,259,797

1 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center costs actually incurred and charges to the business divisions.    3 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

91

Notes to the interim consolidated financial statements

Note 3  Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Net interest and trading income
Net interest income	1,481	1,472	1,589	1	(7)
Net trading income	2,222	378	976	488	128
Total net interest and trading income	3,703	1,849	2,565	100	44
Wealth Management	727	669	688	9	6
Wealth Management Americas	307	328	323	(6)	(5)
Investment Bank	1,833	796	1,328	130	38
of which: Corporate Client Solutions	498	191	93	161	435
of which: Investor Client Services	1,335	605	1,235	121	8
Global Asset Management	6	6	5	0	20
Retail & Corporate	609	634	603	(4)	1
Corporate Center	223	(583)	(381)
of which: Core Functions	(276)	(404)	(1,037)	(32)	(73)
of which: own credit on financial liabilities designated at fair value[1]	(181)	(414)	(1,164)	(56)	(84)
of which: Non-core and Legacy Portfolio	499	(179)	657		(24)
Total net interest and trading income	3,703	1,849	2,565	100	44

Net interest income
Interest income
Interest earned on loans and advances	2,297	2,189	2,349	5	(2)
Interest earned on securities borrowed and reverse repurchase agreements	238	288	400	(17)	(41)
Interest and dividend income from trading portfolio	797	888	1,181	(10)	(33)
Interest income on financial assets designated at fair value	94	92	99	2	(5)
Interest and dividend income from financial investments available-for-sale	59	93	102	(37)	(42)
Total	3,484	3,550	4,130	(2)	(16)
Interest expense
Interest on amounts due to banks and customers	262	192	447	36	(41)
Interest on securities lent and repurchase agreements	217	231	313	(6)	(31)
Interest expense from trading portfolio[2]	491	392	536	25	(8)
Interest on financial liabilities designated at fair value	335	370	487	(9)	(31)
Interest on debt issued	697	892	758	(22)	(8)
Total	2,003	2,078	2,541	(4)	(21)
Net interest income	1,481	1,472	1,589	1	(7)

Net trading income
Investment Bank Corporate Client Solutions	372	105	72	254	417
Investment Bank Investor Client Services	1,205	522	880	131	37
Other business divisions and Corporate Center	645	(250)	23
Net trading income	2,222	378	976	488	128
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	(1,144)	(1,441)	(3,781)	(21)	(70)

1  For more information on own credit refer to “Note 12 Fair value measurement”.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

92

Financial information

Note 4  Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Equity underwriting fees	205	223	216	(8)	(5)
Debt underwriting fees	190	182	183	4	4
Total underwriting fees	395	405	398	(2)	(1)
M&A and corporate finance fees	119	197	173	(40)	(31)
Brokerage fees	1,094	937	1,041	17	5
Investment fund fees	1,031	954	894	8	15
Portfolio management and advisory fees	1,556	1,530	1,404	2	11
Insurance-related and other fees	123	130	102	(5)	21
Total securities trading and investment activity fees	4,318	4,153	4,012	4	8
Credit-related fees and commissions	99	111	98	(11)	1
Commission income from other services	198	200	201	(1)	(1)
Total fee and commission income	4,616	4,464	4,312	3	7
Brokerage fees paid	236	217	230	9	3
Other	256	255	242	0	6
Total fee and commission expense	492	472	472	4	4
Net fee and commission income	4,123	3,992	3,840	3	7
of which: net brokerage fees	858	720	811	19	6
Note 5 Other income
	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	82	7	(17)
Net gains/(losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	12	15	10	(20)	20
Total	94	22	(6)	327
Financial investments available-for-sale
Net gains/(losses) from disposals	52	198	54	(74)	(4)
Impairment charges	(18)	(11)	(29)	64	(38)
Total	34	187	25	(82)	36
Net income from properties[2]	9	9	9	0	0
Net gains/(losses) from investment properties[3]	1	0	2		(50)
Other[4]	(173)	173	52
Total other income	(37)	390	81
1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2  Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes net gains/losses from disposals of loans and receivables and own-used property. The first quarter of 2013 included a loss of CHF 119 million on the buyback of debt in a public tender offer. The fourth quarter of 2012 included gains of CHF 112 million on sales of Swiss real estate.

93

Notes to the interim consolidated financial statements

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Salaries and variable compensation	2,689	2,628	2,813	2	(4)
Contractors	43	56	47	(23)	(9)
Social security	218	221	199	(1)	10
Pension and other post-employment benefit plans	216	205	(524)[1]	5
Wealth Management Americas: Financial advisor compensation[2]	776	739	679	5	14
Other personnel expenses	159	164	164	(3)	(3)
Total personnel expenses[3]	4,100	4,014	3,378	2	21

1   Includes a credit of CHF 730 million related to certain changes to the Swiss UBS pension plan. Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    2   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.    3  Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Occupancy	261	277	261	(6)	0
Rent and maintenance of IT and other equipment	115	123	119	(7)	(3)
Communication and market data services	152	154	158	(1)	(4)
Administration	128	264	134	(52)	(4)
Marketing and public relations	112	165	83	(32)	35
Travel and entertainment	101	124	105	(19)	(4)
Professional fees	206	278	187	(26)	10
Outsourcing of IT and other services	302	370	298	(18)	1
Provisions for litigation, regulatory and similar matters[1,2]	378	2,081	48	(82)	688
Other[3]	243	9	5
Total general and administrative expenses	1,999	3,843	1,398	(48)	43

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 3 million, CHF 4 million and CHF 4 million for the quarters ended 31 March 2013, 31 December 2012 and 31 March 2012, respectively. The fourth quarter of 2012 included charges for provisions arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.    2  Refer to “Note 17 Provisions and contingent liabilities” for more information.    3  Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

94

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.13	31.12.12	31.3.12	4Q12	1Q12

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	988	(1,904)	1,035		(5)

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	988	(1,904)	1,035		(5)
Less: (profit)/loss on UBS equity derivative contracts	(1)	(1)	(1)	0	0
Net profit attributable to UBS shareholders for diluted EPS	987	(1,905)	1,034		(5)

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,754,790,008	3,748,149,482	3,754,637,548	0	0
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	85,707,866	258,743	64,587,405		33
Weighted average shares outstanding for diluted EPS	3,840,497,874	3,748,408,225	3,819,224,953	2	1

Earnings per share (CHF)
Basic	0.26	(0.51)	0.28		(7)
Diluted	0.26	(0.51)	0.27		(4)

Shares outstanding
Shares issued	3,836,939,178	3,835,250,233	3,833,019,423	0	0
Treasury shares	79,083,158	87,879,601	57,028,735	(10)	39
Shares outstanding	3,757,856,020	3,747,370,632	3,775,990,688	0	0
Exchangeable shares	418,526	418,526	435,339	0	(4)
Shares outstanding for EPS	3,758,274,546	3,747,789,158	3,776,426,027	0	0
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented:
Potentially dilutive instruments
Number of shares	31.3.13	31.12.12	31.3.12
Employee share-based compensation awards	134,285,814	233,256,208	159,435,522
Other equity derivative contracts	11,004,435	15,456,289	29,982,689
SNB warrants[1]	100,000,000	100,000,000	100,000,000
Total	245,290,249	348,712,497	289,418,211

1  These warrants relate to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB, which become exercisable if the SNB incurs a loss on its loan to the SNB StabFund.

Note 9 Income taxes

We recognized a net income tax expense of CHF 458 million for the first quarter of 2013. This primarily reflects a deferred tax expense of CHF 319 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter for Switzerland and the US. The remainder reflects other tax expenses of CHF 139 million, primarily in relation to taxable profits in other locations.

95

Notes to the interim consolidated financial statements

Note 10 Trading portfolio

CHF million	31.3.13	31.12.12

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	17,949	28,737
Corporate bonds, municipal bonds, including bonds issued by financial institutions	21,632	23,887
Loans	6,134	6,129
Investment fund units	10,558	12,895
Asset-backed securities	4,430	8,556
of which: mortgage-backed securities	2,526	6,760
Total debt instruments	60,702	80,205
Equity instruments	53,773	48,035
Financial assets for unit-linked investment contracts	15,534	15,230
Financial assets held for trading	130,009	143,471
Precious metals and other physical commodities	15,023	17,093
Total trading portfolio assets	145,032	160,564

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	9,047	14,741
Corporate bonds, municipal bonds, including bonds issued by financial institutions	4,799	5,479
Investment fund units	551	383
Asset-backed securities	6	22
of which: mortgage-backed securities	5	22
Total debt instruments	14,403	20,626
Equity instruments	13,825	13,621
Total trading portfolio liabilities	28,228	34,247

Note 11  Financial investments available-for-sale

CHF million	31.3.13	31.12.12

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	45,733	47,031
Corporate bonds, municipal bonds, including bonds issued by financial institutions	10,528	10,940
Investment fund units	413	375
Asset-backed securities	5,270	7,313
of which: mortgage-backed securities	5,270	7,313
Total debt instruments	61,943	65,659
Shares	567	547
Private equity investments	18	24
Total equity instruments	586	572
Total financial investments available-for-sale	62,529	66,230

96

Financial information

Note 12 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Deferred day-1 profit or loss

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market information, where available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based upon the lowest level input that is significant to the position’s fair value measurement.

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

Where applicable, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price times the number of units of the instrument held.

Where the market for a financial or non-financial instrument is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve a degree of estimation, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants in forming a price. The risk inherent in a particular valuation technique is considered in the determination of an instrument’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions in an instrument are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument and UBS applies valuation adjustments at an individual instrument level, consistent with the unit of account. However, where appropriate, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Refer to Note 12i for more information.

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Re-

sponsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market informa-

97

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

tion and to provide justification and rationale for their fair value estimates.

    Independent price verification of financial and non-financial instruments measured at fair value is undertaken by the finance control function. The objective of the independent-price-verification process is to corroborate the business’s estimates of fair value against available market information and other relevant data. By benchmarking the business’s fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. A critical aspect of the independent-price-verification process is the evaluation of the accuracy of modeling approaches and input assump-

tions, which yield fair value estimates derived from valuation techniques. Fair value measurements are compared with observed prices and market levels, if possible for the specific instrument being valued. This calibration analysis is performed to assess the ability of the model and its inputs, which are frequently based upon a combination of data that is observable and parameters which are difficult to observe, to value a specific product in its principal market. An independent model review group evaluates UBS’s valuation models on a regular basis, or if established triggers occur, and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’s estimate of fair value to align with independent market information and accounting standards.

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, investment property for which available price information requires some degree of modification from directly available prices and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining fair values of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flow, relative value and option pricing methodologies.

    Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a “present value”. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by estimating the expected future cash flows using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

    Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

    Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a close-form analytical formula or other mathematical techniques (e.g. binomial tree or Monte Carlo simulation).

    Where available, valuation techniques use market-observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar assets in like and active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques based on a combination of historical experience, derivation of input levels based upon similar products with observable price levels and knowledge of current market conditions and valuation approaches. No weight is placed on transaction prices where the transactions are not orderly (i.e., distressed or forced).

    For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

98

Financial information

Note 12 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in measuring fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-to-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-to-offer spreads used in calculation of the valuation adjustment are obtained from market and broker sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of information from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Please refer to Note 12i for more information.

Counterparty credit risk

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. CVA is determined for each counterparty, considering all exposures to that counterparty and is dependent on expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counter-party considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assump-

tions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors that lead to their classification within the fair value hierarchy.

99

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	83.6	40.7	5.7	130.0	91.4	46.4	5.7	143.5
of which:
Government bills/bonds	12.3	5.6	0.1	17.9	22.2	6.4	0.1	28.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.6	18.4	1.6	21.6	0.8	21.4	1.6	23.9
Loans	0.0	3.8	2.3	6.1	0.0	4.1	2.0	6.1
Investment fund units	3.7	6.8	0.1	10.6	2.6	10.2	0.1	12.9
Asset-backed securities	0.0	3.1	1.4	4.4	3.6	3.4	1.5	8.6
Equity instruments	51.0	2.6	0.2	53.8	47.6	0.3	0.1	48.0
Financial assets for unit-linked investment contracts	14.9	0.5	0.1	15.5	14.5	0.4	0.3	15.2

Positive replacement values	3.3	369.3	9.4	382.0	2.9	408.0	8.1	419.0
of which:
Interest rate contracts	0.0	242.8	0.4	243.1	0.0	267.3	0.4	267.8
Credit derivative contracts	0.0	28.7	4.3	33.0	0.0	33.2	3.6	36.9
Foreign exchange contracts	0.3	81.0	1.1	82.4	0.3	92.7	1.2	94.3
Equity/index contracts	2.5	13.1	3.5	19.1	2.2	10.9	2.9	15.9
Commodities contracts	0.0	3.6	0.0	3.6	0.1	3.8	0.0	3.8

Financial assets designated at fair value	0.1	3.9	8.1	12.0	0.1	4.1	4.9	9.1
of which:
Loans (including structured loans)	0.0	1.3	3.5	4.7	0.0	1.4	1.4	2.8
Structured reverse repurchase and securities borrowing agreements	0.0	2.2	4.3	6.5	0.0	2.2	3.3	5.5
Other	0.1	0.5	0.3	0.8	0.1	0.5	0.2	0.8

Financial investments available-for-sale	46.8	14.9	0.8	62.5	48.5	16.9	0.7	66.2
of which:
Government bills/bonds	44.8	0.9	0.0	45.7	46.4	0.6	0.0	47.0
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.8	8.6	0.1	10.5	2.1	8.8	0.1	10.9
Investment fund units	0.1	0.0	0.3	0.4	0.0	0.1	0.2	0.4
Asset-backed securities	0.0	5.3	0.0	5.3	0.0	7.3	0.0	7.3
Equity instruments	0.1	0.0	0.4	0.6	0.1	0.0	0.4	0.6

Non-financial assets
Investment properties at fair value	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1
Precious metals and other physical commodities	15.1	0.0	0.0	15.1	17.1	0.0	0.0	17.1

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.0	0.1	0.1
Total assets	148.7	428.9	24.2	601.8	160.0	475.4	19.6	655.1

100

Financial information

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.3.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	23.3	4.7	0.2	28.2	28.6	5.4	0.2	34.2
of which:
Government bills/bonds	8.7	0.4	0.0	9.0	14.1	0.6	0.0	14.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	0.6	4.0	0.1	4.8	0.9	4.5	0.1	5.5
Investment fund units	0.3	0.2	0.0	0.6	0.1	0.2	0.0	0.4
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	13.7	0.1	0.1	13.8	13.5	0.1	0.0	13.6

Negative replacement values	2.4	354.4	6.4	363.2	2.9	385.9	6.5	395.3
of which:
Interest rate contracts	0.0	215.2	0.7	216.0	0.0	241.1	0.4	241.5
Credit derivative contracts	0.0	28.3	3.0	31.3	0.0	31.1	3.3	34.4
Foreign exchange contracts	0.3	89.8	1.0	91.1	0.3	96.8	1.5	98.5
Equity/index contracts	1.6	17.1	1.6	20.3	2.2	12.9	1.3	16.4
Commodities contracts	0.0	3.9	0.0	3.9	0.1	3.9	0.0	4.0

Financial liabilities designated at fair value	0.0	74.5	13.9	88.4	0.0	77.2	14.7	91.9
of which:
Non-structured fixed rate bonds	0.0	3.9	0.5	4.4	0.0	4.2	0.8	5.0
Structured debt instruments issued	0.0	57.7	8.7	66.4	0.0	57.4	10.0	67.4
Structured over-the-counter debt instruments	0.0	12.8	2.7	15.5	0.0	15.5	2.2	17.7
Structured repurchase agreements	0.0	0.0	2.0	2.0	0.0	0.0	1.7	1.7
Loan commitments	0.0	0.1	0.0	0.2	0.0	0.2	0.0	0.2

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.9	0.0	15.9	0.0	15.3	0.0	15.3
Total liabilities	25.7	449.5	20.5	495.8	31.5	483.8	21.4	536.7

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 March 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.1 billion were net level 2 assets and CHF 0.1 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2012, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.1 billion were net level 2 assets and CHF 0.2 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills/bonds

Government bills/bonds include fixed rate, floating rate and inflation-linked bills/bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, where appropriate, and to dis-

count expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and agency bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Agency bonds are issued by government backed agencies. While most instruments are standard fixed or floating rate securities, some may have more complex coupon or embedded option features. Corporate and agency bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments

101

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS information for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because although market data is readily available there is often insufficient third party trading transaction data to justify an active market and corresponding Level 1 classification. Agency bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based upon price levels for similar issuers adjusted for relative tenor and issuer quality.

Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price information is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities, or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price information is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price information available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools and contingencies are derived from a range relative to the actuarially expected amount. In addition the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets readily available. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available and which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), other Asset-Backed

Securities (ABS) and Collateralized Debt Obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages; for CMBS, commercial mortgages; for ABS, other assets such as credit card, car or student loans and leases; and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not actively traded and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade or quote information may be obtained periodically for the instrument held and the valuation process will use this trade price information, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price information for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows estimated are then converted into the securities’ projected performance under such conditions based upon the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn

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Note 12 Fair value measurement (continued)

be estimated using more fundamental loan and economic drivers such as, but not limited to, loan to value information, house price appreciation, foreclosure costs, rental income levels, void periods and employment levels. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental information is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2 except for positions where published NAV is not available and which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets for unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements

Structured repurchase agreements designated at fair value are measured using discounted cash-flow techniques. The discount rate applied is based upon funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation cannot be observed in the market. As a result, these positions are classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counterparties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured us-

ing a discount curve that is based upon funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 12d the fair value of uncollateralized derivatives is adjusted through CVA and DVA processes to reflect an estimation of the effect of counterparty credit and UBS own credit risk within the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs into yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlation. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2 as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs to yield curve models, as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

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Note 12 Fair value measurement (continued)

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to imply a suitable proxy for that portion of the term.

Credit derivative contracts

Credit derivative contracts based on a single credit name include CDS based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based upon market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single name CDS contracts for which a derivative based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single name and loan CDS include single name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single name or loan CDS as described. Many single name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single name CDS and includes an estimation of future default probabilities using industry standard models based upon market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or

names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market information, the position is classified as Level 3; this relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3 as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate, etc.) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

OTC FX option contracts include standard call and put options, options with multiple exercise dates, path dependent options, options with averaging features, options with discontinuous pay-off

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characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter dated options (i.e., maturities of 5 years or less) tend to be different than those used for longer dated options because the models needed for longer dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through calibration of observed prices for standard option contracts trading within the market.

As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. These OTC FX option contracts are valued by reference to inputs derived from non-market based sources (such as historic data or consensus pricing services), or by extrapolation.

Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3 as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Equity/index contracts

Equity/index contracts comprise equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market information available for the instrument maturity and are valued by some form of extrapolation of available data, use of historic dividend information, or use of data for a related equity.

Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates; option contracts for which the payoff is based upon the relative or average performance of components of a basket; option contracts with discontinuous payoff profiles; path dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data; historic dividend, correlation or volatility information, or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available. As there are no active markets in which to observe bespoke index volatility levels or correlations between commodities, a significant portion of commodity derivative contracts are classified as Level 3.

Investment properties

Investment properties consist of various real estate holdings. Valuations are based on recognized valuation techniques, including relative value of market comparables, where available. As properties have unique location and physical characteristics, valuations generally incorporate significant unobservable estimates to reflect those factors. Thus, investment property is classified as Level 3.

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Note 12 Fair value measurement (continued)

Financial liabilities designated at fair value

Structured debt instruments issued

Structured debt instruments issued are comprised of Medium Term Notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s risk or investment appetite, with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity linked notes should be referenced to equity/index contracts in the replacement value section and credit linked notes should be referenced to credit derivative contacts.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of the MTN also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS paper and the levels at which UBS MTN are currently issued. The FTP curve is used by UBS to value uncollateralized funding transactions designated at fair value and is considered to be representative of UBS credit risk, reflecting the premium that market participants require to purchase UBS MTN.

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 March 2013, 31 December 2012 and 31 March 2011, respectively, are summarized in the table below.

Year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. Own credit amounts are also impacted by foreign currency movements.

Other Liabilities – amounts due under unit-linked contracts

Refer to Financial assets for unit-linked investments above. The associated financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are referenced to instruments which are and are therefore classified as Level 2.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended
CHF million	31.3.13	31.12.12	31.3.12
Gain/(loss) for the period ended[1]	(181)	(414)	(1,164)
Life-to-date gain/(loss)	(482)	(292)	705

1  The breakdown of credit spread only information is no longer provided as the most appropriate measure of the effect of own credit is considered to include both pricing and volume effects.

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Note 12 Fair value measurement (continued)

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

Assets totaling approximately CHF 1.5 billion, mainly equity instruments in the trading portfolio, and liabilities totaling approximately CHF 0.3 billion were transferred from Level 2 to Level 1 during the first quarter of 2013.

Assets and liabilities, mainly equity and equity-related instruments, totaling approximately CHF 1.3 billion and CHF 0.8 billion, respectively, were transferred from Level 1 to Level 2 during the first quarter of 2013, generally due to diminished levels of trading activity.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified in Level 1 or Level 2 of the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the quarterly reporting period.

Material changes in Level 3 instruments

As of 31 March 2013, financial instruments measured with valuation techniques using significant non-market observable inputs (Level 3) were mainly comprised of:

–	Structured debt instruments issued (equity-, credit- and rates-linked);
–	Credit derivative contracts;
–	Reverse repurchase and securities borrowing agreements;
–	Structured loans; and
–	Equity index contracts.

Significant movements in Level 3 instruments during the quarter ended 31 March 2013 were as follows:

Financial assets held for trading

Financial assets held for trading totaled CHF 5.7 billion, unchanged from 31 December 2012. Purchases of CHF 2.2 billion, which mainly comprised commercial mortgage loans and commercial loans, were partly offset by sales of CHF 1.6 billion, which also mainly comprised commercial mortgage loans and commercial loans. Transfers into and out of Level 3 during the period amounted to CHF 0.7 billion and CHF 0.9 billion, respectively. Transfers into Level 3 mainly comprised corporate bonds, asset backed securities and commercial loans due to reduced observability of credit spread inputs. Transfers out of Level 3 also mainly comprised corporate bonds, asset backed securities and commercial loans, due to an improvement in the availability of observable reference credit spread and discount margin data.

Financial assets designated at fair value

Financial assets designated at fair value increased from CHF 4.9 billion to CHF 8.1 billion during the quarter, mainly due to issuances of CHF 2.6 billion, primarily resulting from a large private transaction in the Investment Bank. These increases were partly offset by settlements of structured reverse repurchase and securities borrowing agreements totaling CHF 0.6 billion.

Positive replacement values

Positive replacement values increased from CHF 8.1 billion to CHF 9.4 billion during the quarter. Issuances and settlements amounted to CHF 1.1 billion and CHF 0.8 billion, respectively, primarily related to credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 1.0 billion and CHF 0.1 billion, respectively, which primarily comprised credit derivative contracts resulting from changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values decreased from CHF 6.5 billion to CHF 6.4 billion. Issuances and settlements amounted to CHF 1.2 billion and CHF 1.8 billion, respectively. Issuances mainly comprised credit and interest rate derivative contracts, and settlements primarily comprised credit and foreign exchange derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.9 billion and CHF 0.4 billion, respectively, which primarily comprised credit derivative contracts resulting from changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased from CHF 14.7 billion to CHF 13.9 billion during the quarter. Settlements of CHF 4.3 billion, which primarily comprised structured debt instruments (credit-, rates- and equity-linked) and non structured fixed

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Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Movements of level 3 instruments
		Total gains/losses included in the income statement
CHF billion	Balance as of 31 December 2012	Net trading income	of which: related to level 3 instruments held at the end of the reporting period	Other	of which: related to level 3 instruments held at the end of the reporting period

Financial assets held for trading[1]	5.7	(0.3)	(0.3)	0.0	0.0
of which:
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.6	0.0	0.0	0.0	0.0
Loans	2.0	(0.4)	(0.4)	0.0	0.0
Asset-backed securities	1.5	0.0	0.0	0.0	0.0
Other	0.6	0.0	0.0	0.0	0.0

Financial assets designated at fair value	4.9	0.9	1.1	0.0	0.0
of which:
Loans (including structured loans)	1.4	(0.2)	(0.2)	0.0	0.0
Structured reverse repurchase and securities borrowing agreements	3.3	1.0	1.3	0.0	0.0
Other	0.2	0.0	0.0	0.0	0.0

Positive replacement values	8.1	0.1	0.3	0.0	0.0
of which:
Credit derivative contracts	3.6	(0.3)	(0.3)	0.0	0.0
Foreign exchange contracts	1.2	0.0	0.0	0.0	0.0
Equity/index contracts	2.9	0.5	0.5	0.0	0.0
Other	0.4	(0.1)	0.1	0.0	0.0

Negative replacement values	6.5	(0.1)	0.2	0.0	0.0
of which:
Credit derivative contracts	3.3	(0.2)	(0.2)	0.0	0.0
Foreign exchange contracts	1.5	0.0	0.0	0.0	0.0
Equity/index contracts	1.3	0.2	0.4	0.0	0.0
Other	0.4	(0.1)	0.0	0.0	0.0

Financial liabilities designated at fair value	14.7	0.5	0.4	0.2	0.2
of which:
Non-structured fixed rate bonds	0.8	0.0	0.0	0.0	0.0
Structured debt instruments issued	10.0	0.2	0.1	0.2	0.2
Structured over-the-counter debt instruments	2.2	0.2	0.2	0.0	0.0
Structured repurchase agreements	1.7	0.1	0.1	0.0	0.0

1 Includes assets pledged as collateral which may be sold or repledged by counterparties.    2 Total Level 3 assets as of 31 March 2013 were CHF 24.2 billion (31 December 2012: CHF 19.6 billion). Total Level 3 liabilities as of 31 March 2013 were CHF 20.5 billion (31 December 2012: CHF 21.4 billion).

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Financial information

Purchases	Sales	Issuances	Settlements	Transfers into level 3	Transfers out of level 3	Foreign currency translation	Balance as of 31 March 2013[2]

2.2	(1.6)	0.0	0.0	0.7	(0.9)	0.0	5.7

0.3	(0.2)	0.0	0.0	0.2	(0.3)	0.0	1.6
1.9	(1.0)	0.0	0.0	0.2	(0.2)	0.0	2.3
0.1	(0.3)	0.0	0.0	0.2	(0.2)	0.0	1.4
0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.4

0.0	0.0	2.6	(0.6)	0.1	0.0	0.1	8.1

0.0	0.0	2.1	0.0	0.1	0.0	0.1	3.5
0.0	0.0	0.5	(0.6)	0.0	0.0	0.1	4.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

0.0	0.0	1.1	(0.8)	1.0	(0.1)	0.0	9.4

0.0	0.0	1.1	(0.7)	0.8	(0.1)	0.0	4.3
0.0	0.0	0.0	0.0	0.1	0.0	(0.1)	1.1
0.0	0.0	0.0	0.0	0.0	0.0	0.1	3.5
0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.4

0.0	0.0	1.2	(1.8)	0.9	(0.4)	0.0	6.4

0.0	0.0	0.6	(1.2)	0.8	(0.2)	0.0	3.0
0.0	0.0	0.0	(0.4)	0.0	0.0	0.0	1.0
0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	1.6
0.0	0.0	0.5	0.0	0.1	(0.1)	0.0	0.8

0.0	0.0	2.5	(4.3)	1.3	(1.0)	0.0	13.9

0.0	0.0	0.4	(0.5)	0.0	(0.1)	0.0	0.5
0.0	0.0	1.7	(3.5)	1.0	(0.8)	(0.1)	8.7
0.0	0.0	0.3	(0.3)	0.3	(0.1)	0.0	2.7
0.0	0.0	0.2	0.0	0.0	0.0	0.0	2.0

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Note 12 Fair value measurement (continued)

rate bonds, were partly offset by issuances of CHF 2.5 billion, also mainly structured debt instruments (credit- and equity-linked) and non-structured fixed rate bonds. Financial liabilities designated at fair value transferred into and out of Level 3 amounted to CHF 1.3 billion and CHF 1.0 billion, respectively. Transfers into Level 3 primarily comprised structured debt instruments (rates- and credit-linked) and structured OTC debt instruments, as a reduction in observable volatility inputs and rates and credit correlation affected the embedded options in these structures.

Transfers out of Level 3 consisted of structured debt instruments (credit- and equity-linked), due to volatility inputs becoming observable and improved observability for credit spread and equity volatility inputs.

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represent the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities.

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal where 100 represents a fair value equal to the nominal value (i.e., par).

    Within government bonds, the lower end of the price range at 8 points is caused by defaulted emerging market sovereign positions that are valued using a range of 8–55 points. The government bond portfolio is split between these positions and the remainder which price at par or greater.

    For corporate and municipals bonds, the range of 0–173 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of

100 or “par” relate to inflation linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price within this input range is approximately 95 points, with a majority of positions concentrated around this price.

For asset backed securities, the bond price range of 0–130 points represents the range of prices for reference securities. An instrument priced at 0 is not expected to pay any principal or interest while an instrument priced at 130 points is expected to be repaid in full, as well as pay a yield marginally higher than the market yield. More than 75% of the portfolio related to this range is priced at 80 points or above.

For credit derivatives, the bond price range of 1–100 points disclosed within credit derivatives represents the range of prices used for a reference instruments that typically are converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, the fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 101 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is concentrated at both the very low end and the very high end of the disclosed range.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread which is a reflection of the credit quality of the associated credit name. The credit spread of a particular security is quoted in relation to the yield on a bench-

110

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Note 12 Fair value measurement (continued)

mark security or reference rate, typically either U.S. Treasury or LIBOR and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depend on the nature and direction of the positions held. Credit spreads may be negative where the asset is more credit-worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 21–616 basis points in loans and 0–573 basis points in credit derivatives corresponds to a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk. The majority of the fair value of the credit derivatives portfolio reflects the lower end of this range. For loans the portfolio is concentrated at both the very low end and very high end of this range.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

    For asset backed securities the range of 0%–35% represents inputs across various classes of asset backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 35% relates to securities that are currently experiencing high prepayments. Different classes of asset backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the ability to refinance, hence pre-pay, and the quality or characteristics of the underlying loan collateral pools. The majority of the portfolio is at the beneficial end of the range.

    For credit derivatives, the range of 0%–20% represents the input assumption for credit derivatives on asset backed securities. The range is driven in a similar manner to that for asset backed securities.

For FX contracts, the range of 0%–10% represents the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations); however, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in default rate.

The ranges of 0%–14% for asset backed securities and 0%–5% for credit derivatives, represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the majority of the portfolio is at the beneficial end of the range.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults and is applied to projected defaults during collateral analysis. Increases in loss severity levels will result in lower cash flows into the structure upon the disposal of defaulted assets. In general, a significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Loss recovery is the reverse of loss severity and is calculated by subtracting the loss severity from the par value of an asset.

    Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 25–100% for asset backed securities represents the different quality and nature of collateral within the asset backed portfolio. A loss severity of 100% implies the collateral is or will be worthless after foreclosure and recovery costs are taken into account. The majority of the portfolio sits at the beneficial end of the range. For credit derivatives, the loss severity range of 35-100%, and the recovery rate range of 0-95%, are broadly similar to those for asset backed securities.

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Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of level 3 assets and liabilities
	Fair value as of 31.3.13				Range of inputs
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit	[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Government bills/bonds	0.1	0.0	Relative value to market comparable	Bond price equivalent	8	115	points
Corporate bonds, municipal bonds, includ-ing bonds issued by financial institutions	1.7	0.1	Relative value to market comparable	Bond price equivalent	0	173	points
Traded loans, loans designated at fair value and loan commitments	6.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	points
			Discounted expected cash flows	Credit spread	21	616	basis points
			Market comparable and securitization model	Discount margin/spread	0	21	%
			Mortality dependent cash flows	Volatility of mortality	26	81	%
Investment fund units[2]	0.4	0.0	Discounted cash flow projection	Discount rate
Asset-backed securities	1.4	0.0	Discounted cash flow projection	Constant prepayment rate	0	35	%
				Constant default rate	0	14	%
				Loss severity	25	100	%
				Discount margin/spread	1	15	%
			Relative value to market comparable	Bond price equivalent	0	130	points
Equity instruments[2]	0.6	0.1	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	4.3	2.0	Discounted expected cash flows	Funding spread	(5)	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1		Relative value to market comparable	Price
Structured debt instruments		11.4	Structured debt instruments are valued in the same way as derivative instruments below

Table continues on the next page.

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Note 12 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of level 3 assets and liabilities (continued)
	Fair value as of
	31.3.13				Range of inputs
	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit	[1]
Replacement values
Interest rate contracts	0.4	0.7	Option model	Volatility of interest rates	5	120	%
				Rate to rate correlation	0	96	%
				Intra-curve correlation	49	90	%
Credit derivative contracts	4.3	3.0	Discounted expected cashflow based on modeled defaults and recoveries	Credit spreads	0	573	basis points
				Upfront price points	(4)	55	%
				Recovery rates	0	95	%
				Credit index correlation	30	90	%
				Credit pair correlation	10	99	%
			Discounted cash flow projection on under- lying bond	Constant prepayment rate	0	20	%
				Constant default rate	0	5
				Loss severity	35	100	%
				Discount margin/spread	1	10	%
			Relative value to market comparable	Bond price equivalent	1	100	points
				Discount margin/spread	0	39	%
Foreign exchange contracts	1.1	1.0	Option model	Volatility of foreign exchange	4	25	%
				Rate to FX correlation	(75)	60	%
				FX to FX correlation	(80)	90	%
			Discounted expected cash flow	Constant prepayment rate	0	10	%
Equity/index contracts[3]	3.5	1.6	Expected cashflow with forward price and Option model	Equity dividend yields	0	12	%
			Option model	Volatility of equity stocks, equity and other indices	2	81	%
				Equity – FX correlation	(48)	85	%
				Equity to equity correlation	25	100	%
Non-financial assets[2,4]	0.2		Relative value to market comparable	Price
			Discounted cash flow projection	Projection of cost and income related to the particular property
				Discount rate
				Assessment of the particular property’s condition
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par; for example, 100 points would be 100% of par.    2 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3 Equity/index contracts includes UBS’s option to acquire the equity of the SNB StabFund. The significant unobservable input for the valuation of this option is the net asset value (NAV) of the StabFund where this NAV is itself driven by assets within the fund that are unobservable in their own right.    4 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

113

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (0–21%), asset backed securities (1–15%) and credit derivatives (1–10% and 0–39%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cashflow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the majority of the portfolio is at the beneficial end of the range. For loans, the average effective DM is 2–3% compared with the disclosed range of 0–21%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–12% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew”, which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 5–120% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 4–25% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 2–81% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 26–81% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between –100% and +100% where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and –100% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate to rate correlation – the correlation between interest rates of two separate currencies. The range of 0–96% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 49–90%.
–

Credit index correlation of 30–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for FTD credit structures. The range of 10–99% reflects the difference between credits with low correlation and credits in similar organizational structures.

–

Rate to FX correlation – reflects the correlation between interest rates and FX rates; the range for the portfolio is (75)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate.

–	FX to FX correlation is particularly important for complex options that incorporate different FX rates in the projected pay-

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Note 12 Fair value measurement (continued)

off. The range of (80)–90% is due to the underlying characteristics across the main FX pairs to which the Group has exposures.
–

Equity to equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 25–100% is reflective of this.

–

Equity to FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (48)–85% is due to the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of (5)–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underling collateral for funding purposes.

Upfront price points: A component in the price quotation of credit derivative contracts whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditwor-

thiness deteriorates. The range within the table above of (4)–55% represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of (4)% reflects an instrument that is trading with a tighter credit spread than the underlying quotation instrument while 55 points represents a distressed credit.

Sensitivity information

The following table summarizes those financial assets and financial liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. The sensitivity information below represents an estimation of uncertainty based on reasonably possible alternate values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and financial liabilities are sensitive to a combination of inputs from Levels 1–3. Although well defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table below. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity information is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

    Sensitivity information is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related hedges. Aggregation without allowing for diversification involves the simple summation of individual results. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. Therefore, the total sensitivity represents the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in valuation. The Group believes that while there are diversification benefits within the portfolios representing these sensitivity numbers they are not significant to this analysis. The main interdependencies across different products to a single

115

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

unobservable input parameter have been included in the basis of calculation. The sensitivity information therefore incorporates the effect of offsetting and hedge relationships across product types. As of 31 March 2013, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instru-

ments classified as Level 3 were CHF 1.7 billion and CHF 1.3 billion, respectively (31 December 2012: CHF 1.8 billion and CHF 1.4 billion, respectively). The table below presents the favorable and unfavorable effects for each class of financial assets and financial liabilities for which the potential change in fair value is considered significant.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.13		31.12.12
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	27	(1)	29	(2)
Corporate bonds, municipal bonds, including bonds issued by financial institutions	142	(125)	102	(70)
Traded loans, loans designated at fair value and loan commitments	276	(71)	204	(40)
Asset-backed securities	73	(42)	74	(48)
Equity instruments	159	(72)	151	(76)
Credit derivative contracts, net	433	(476)	577	(556)
Foreign exchange derivative contracts, net	84	(57)	89	(94)
Equity/index derivative contracts, net[2]	247	(241)	272	(272)
Structured debt instruments issued	166	(153)	219	(151)

1 Of the total favorable change, CHF 182 million as of 31 March 2013 and CHF 163 million as of 31 December 2012 relate to instruments for which valuation changes are recognized in Other comprehensive income (OCI). Of the total unfavorable change, CHF 137 million as of 31 March 2013 and CHF 124 million as of 31 December 2012 relate to instruments for which valuation changes are recognized in OCI.    2 A majority of these net contracts is attributable to UBS’s option to acquire the equity of the SNB StabFund. Refer to the “Risk, treasury and capital management” section of the Annual Report 2012 for more information on the option to acquire the SNB StabFund’s equity.

i) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. This initial amount may differ from the fair value obtained using the valuation technique and any such difference is deferred from recognition in the income statement, and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.13	31.12.12	31.3.12
Balance at the beginning of the period	474	434	433
Deferred profit/(loss) on new transactions	424	159	61
Recognized (profit)/loss in the income statement	(433)	(103)	(73)
Foreign currency translation	19	(16)	(15)
Balance at the end of the period	483	474	406

116

Financial information

Note 13 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

Held-for-trading assets reclassified to loans and receivables
CHF billion	31.3.13	31.12.12
Carrying value	3.2	3.2
Fair value	3.1	3.1
Pro-forma fair value gain/(loss)	0.0	(0.1)

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
	31.3.13
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	1.9	1.7	1.8	94
Monoline-protected assets	0.6	0.6	0.6	92
Leveraged finance	0.3	0.3	0.3	85
US reference-linked notes	0.1	0.1	0.1	69
Other assets	0.5	0.5	0.4	84
Total	3.5	3.1	3.2	91

In the first quarter of 2013, the total carrying value of the remaining reclassified financial assets was unchanged as sales of US student loan auction rate securities totaling CHF 0.1 billion were offset by currency movements of CHF 0.1 billion. The net impact on operating profit before tax from the reclassified assets was a gain of CHF 23 million (see table below). If these financial assets had not been reclassified, the impact on first quarter 2013 operating profit before tax would also have been a gain, totaling approximately CHF 0.1 billion.

Contribution of the reclassified assets to the income statement
	For the quarter ended
CHF million	31.3.13	31.12.12
Net interest income	21	14
Credit loss (expense)/recovery	(2)	15
Other income[1]	4	28
Impact on operating profit before tax	23	56

1  Includes net gains/(losses) on the disposal of reclassified financial assets.

117

Notes to the interim consolidated financial statements

Note 14 Derivative instruments1

	31.3.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	243	5,184	216	5,036	17,667
Credit derivative contracts	33	1,024	31	958	267
Foreign exchange contracts	82	3,388	91	3,353	15
Equity/index contracts	19	241	20	283	33
Commodity contracts, including precious metals contracts	4	93	4	72	16
Unsettled purchases of non-derivative financial assets[4]	0	32	0	26	0
Unsettled sales of non-derivative financial assets[4]	0	27	0	29	0
Total derivative instruments, based on IFRS netting[5]	382	9,990	363	9,757	17,997
Replacement value netting, based on capital adequacy rules	(296)		(296)
Cash collateral netting, based on capital adequacy rules	(43)		(17)
Total derivative instruments, based on capital adequacy netting[6]	42		50

	31.12.12
	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	268	5,628	242	5,433	17,090
Credit derivative contracts	37	1,098	34	1,047	239
Foreign exchange contracts	94	3,468	99	3,213	14
Equity/index contracts	16	221	16	252	34
Commodity contracts, including precious metals contracts	4	88	4	92	16
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	9	0	19	0
Total derivative instruments, based on IFRS netting[5]	419	10,533	395	10,064	17,393
Replacement value netting, based on capital adequacy rules	(327)		(327)
Cash collateral netting, based on capital adequacy rules	(49)		(17)
Total derivative instruments, based on capital adequacy netting[6]	42		51

1  Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table; as of 31 March 2013, these derivatives amounted to a PRV of CHF 0.1 billion (31 December 2012: CHF 0.1 billion) (related notional values of CHF 2.4 billion (31 December 2012: CHF 2.4 billion)) and an NRV of CHF 0.1 billion (31 December 2012: CHF 0.2 billion) (related notional values of CHF 14.1 billion (31 December 2012: CHF 13.6 billion)).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Receivables resulting from these derivatives are recognized on our balance sheet under Cash collateral receivables on derivative instruments totaling CHF 2.4 billion as of 31 March 2013 (31 December 2012: CHF 3.3 billion). Payables resulting from these derivatives are recognized on our balance sheet under Cash collateral payables on derivative instruments totaling CHF 4.9 billion as of 31 March 2013 (31 December 2012: CHF 4.0 billion).    4  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions with a positive replacement value of CHF 4.3 billion as of 31 March 2013 (31 December 2012: CHF 3.4 billion) and a negative replacement value of CHF 4.3 billion as of 31 March 2013 (31 December 2012: CHF 3.4 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

118

Financial information

Note 15 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These arrangements reduce credit risk exposure relative to what the credit exposure would be if the same counterparties were liable for their gross exposures on the same underlying contracts.

Usually, netting arrangements are constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation; types of collateral; the definition of default and other termination events; the calculation of damages (on default) and documentation required. The master netting agreement contains the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include derivative clearing agreements (e.g, ISDA Master Netting Agreements or Derivatives Exchange and Clearinghouse rules), global master repurchase agreements and global master securities lending agreements.

From a balance sheet presentational perspective, the criteria for offsetting financial assets and financial liabilities are highly re-

strictive. UBS offsets financial assets and financial liabilities on its balance sheet only when it has a currently enforceable legal right to set-off the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. In assessing the criteria for a relevant set of facts and circumstances, emphasis is placed on the effectiveness of the operational mechanics of net or simultaneous settlements in eliminating all credit and liquidity exposure between counterparties at the time of settlement. These criteria preclude the offsetting on the balance sheet of substantial amounts of the Group’s financial assets and financial liabilities, even if these amounts may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting may be permitted only in circumstances in which a market settlement mechanism (e.g., an exchange or clearinghouse) exists which effectively accomplishes net settlement through daily cash margining processes. Bilateral OTC derivatives that are not cleared through a central clearing party and exchange traded derivatives that are not margined on a daily basis such as to accomplish the functional equivalent of net settlement, and those contracts that are governed by the laws of jurisdictions where the right of set-off is subject to uncertainty, are among the most commonly precluded from offsetting on the balance sheet. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that financial assets and financial liabilities with a counterparty have the same maturity date and are settled through a clearing process by which intra-day credit and liquidity exposures are substantially eliminated. Thus, repurchase and securities financing arrangements that are not cleared through a formal mechanism, such as a clearinghouse or exchange, are generally not offset on the balance sheet.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the Net amounts presented on the tables below do not purport to represent the Group’s actual credit exposure.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on credit risk mitigation

119

Notes to the interim consolidated financial statements

Note 15 Offsetting financial assets and financial liabilities (continued)

a) Financial assets subject to offsetting, enforceable master netting agreements and similar arrangements

The table below provides a summary of the financial assets which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set-off in the Group’s balance sheet, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to enforceable netting agreements and similar arrangements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet. Related amounts for financial liabilities and collateral received that are not offset in the balance sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

	31.3.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[4]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[3]	Assets recog- nized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	36.2	0.0	36.2	(3.0)	(32.8)	0.3	0.0	36.2
Reverse repurchase agreements	151.9	(34.1)	117.8	(6.8)	(111.0)	0.0	11.0	128.8
Positive replacement values	381.5	(13.2)	368.4	(296.4)	(51.2)	20.8	13.6	382.0
Cash collateral receivables on derivative instruments[1]	331.2	(308.5)	22.8	(18.2)	(0.5)	4.0	7.7	30.5
Total assets[2]	900.8	(355.7)	545.1	(324.4)	(195.6)	25.2	32.3	577.5

	31.12.12
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[4]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[3]	Assets recog- nized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	37.4	0.0	37.4	(2.7)	(34.4)	0.3	0.0	37.4
Reverse repurchase agreements	154.5	(34.8)	119.7	(9.6)	(110.1)	0.0	11.2	130.9
Positive replacement values	416.8	(14.6)	402.1	(327.4)	(57.3)	17.4	16.8	419.0
Cash collateral receivables on derivative instruments[1]	369.3	(346.2)	23.3	(18.1)	0.0	5.2	7.1	30.4
Total assets	978.0	(395.6)	582.5	(357.8)	(201.8)	22.9	35.2	617.7

1 The amount of Cash collateral receivables on derivative instruments recognized on the balance sheet, net, is generally comprised of the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented in Note 15b.    2 Financial assets designated at fair value which are subject to an enforceable master netting agreement or similar arrangements totaled approximately CHF 5 billion as of 31 March 2013 and are not included in the table.    3 The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented in Note 15b.    4 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the Net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

120

Financial information

Note 15 Offsetting financial assets and financial liabilities (continued)

b) Financial liabilities subject to offsetting, enforceable master netting agreements and similar arrangements

	31.3.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[4]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[3]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements	Total liabili- ties recog- nized on the balance sheet
Cash collateral on securities lent	8.3	0.0	8.3	(3.0)	(5.2)	0.0	0.0	8.3
Repurchase agreements	49.4	(34.1)	15.3	(6.8)	(8.6)	0.0	11.3	26.7
Negative replacement values	357.8	(13.2)	344.6	(296.4)	(20.4)	27.9	18.6	363.2
Cash collateral payables on derivative instruments[1]	368.1	(308.5)	59.6	(44.2)	(2.3)	13.0	6.1	65.7
Total liabilities[2]	783.6	(355.7)	427.8	(350.4)	(36.5)	41.0	36.0	463.8

	31.12.12
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[4]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[3]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements	Total liabili- ties recog- nized on the balance sheet
Cash collateral on securities lent	9.2	0.0	9.2	(2.7)	(6.4)	0.1	0.0	9.2
Repurchase agreements	56.2	(34.8)	21.4	(9.6)	(11.8)	0.0	17.1	38.6
Negative replacement values	390.8	(14.6)	376.2	(327.4)	(20.3)	28.5	19.1	395.3
Cash collateral payables on derivative instruments[1]	409.8	(346.2)	63.6	(50.0)	(0.4)	13.2	7.6	71.1
Total liabilities	866.0	(395.6)	470.4	(389.7)	(38.9)	41.7	43.8	514.2

1 The amount of Cash collateral payables on derivative instruments recognized on the balance sheet, net, is generally comprised of the cash portion of collateral received reflected on the Positive replacement values line in the table presented in Note 15a.    2 Financial liabilities designated at fair value which are subject to an enforceable master netting agreement or similar arrangements totaled approximately CHF 12 billion as of 31 March 2013 and are not included in the table.    3 The logic of the table results in amounts presented in the Balance sheet netting with gross assets column corresponding directly to the amounts presented in the Balance sheet netting with gross liabilities column in the assets table presented in Note 15a.    4 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the Net amount of financial liabilities presented in the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

121

Notes to the interim consolidated financial statements

Note 16 Other assets and liabilities

CHF million	31.3.13	31.12.12

Other assets
Prime brokerage receivables	8,789	8,072
Settlement and clearing accounts	719	589
Defined benefit pension and post-employment assets	454	0
Properties and other non-current assets held for sale	135	137
VAT and other tax receivables	266	214
Other	2,145	2,094
Total other assets	12,509	11,106

Other liabilities
Prime brokerage payables	38,187	35,620
Amounts due under unit-linked investment contracts	15,948	15,299
Defined benefit pension and post-employment liabilities	1,308	1,284
Third-party interest in consolidated investment funds	993	965
Settlement and clearing accounts	1,568	991
VAT and other tax payables	566	606
Current and deferred tax liabilities	681	586
Other	3,151	4,254	[1]
Total other liabilities	62,402	59,606

1  Includes liabilities of CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.

Note 17 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate		Employee benefits	Other	Total provisions
Balance as of 31 December 2012	53	1,432	511	64	178		244	53	2,536
Additions from acquired companies	0	8	0	0	0		0	0	8
Increase in provisions recognized in the income statement	10	395	292	0	3		8	14	722
Release of provisions recognized in the income statement	(1)	(13)	(39)	0	1		(14)	(1)	(68)
Provisions used in conformity with designated purpose	(7)	(62)	(93)	0	(11)		(7)	(0)	(180)
Capitalized reinstatement costs	0	0	0	0	(4)		0	0	(4)
Reclassifications	0	0	2	(1)	0		0	0	1
Foreign currency translation/unwind of discount	1	38	6	(1)	3		(1)	0	46
Balance as of 31 March 2013	56	1,797	679	61	170	[3]	230	67	3,060

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes reinstatement costs for leasehold improvements of CHF 92 million as of 31 March 2013 (31 December 2012: CHF 97 million), provisions for onerous lease contracts of CHF 78 million as of 31 March 2013 (31 December 2012: CHF 81 million).

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 17b. Further information on the nominal principal amount of Loan commitments and guarantees, representing our maximum exposure to credit risk, is disclosed in “Note 18 Financial instruments not recognized on the balance sheet”. There are no material contingent liabilities associated with the other classes of provisions.

122

Financial information

Note 17  Provisions and contingent liabilities

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 17a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants.

Provisions for litigation, regulatory and similar matters by segment
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total
Balance as of 31 December 2012	130	170	28	7	29	338	732	1,432
Additions from acquired companies			8					8
Increase in provisions recognized in the income statement	8	12	1	0	0	27	346	395
Release of provisions recognized in the income statement	(4)	(6)	(2)	0	(1)	0	0	(13)
Provisions used in conformity with designated purpose	(19)	(11)	(0)		(2)	(0)	(30)	(62)
Foreign currency translation/unwind of discount	0	6	1	0	0	5	26	38
Balance as of 31 March 2013	114	172	35	7	26	370	1,074	1,797

1. Auction rate securities

In 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million. UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS was also named in (i) several putative class actions, which were thereafter dismissed by the court and/or

123

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

settled; (ii) arbitration and litigation claims asserted by investors relating to ARS; and (iii) arbitration and litigation claims asserted by ARS issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several pending arbitration claims filed in 2012 and 2013 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief. In November 2012, UBS settled a consequential damages claim brought by a former customer for USD 45 million.

2. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. In France, a criminal investigation into allegations of illicit cross-border activity has been initiated with the appointment of a “Juge d’instruction”. We have also received inquiries from German authorities concerning certain matters relating to our cross-border business. UBS is cooperating with these inquiries, requests and investigations within the limits of financial privacy obligations under Swiss and other applicable laws.

3. Matters related to the financial crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. In February 2013, the SEC advised UBS that it is terminating its investigation of UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007 without recommending any enforcement action. UBS is in discussions with the SEC concerning UBS’s structuring and underwriting of one CDO in 2007. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses. In April 2013, the trial court dismissed with prejudice one of these suits in which plaintiffs claimed losses of at least USD 331 million.

Our balance sheet at 31 March 2013 reflected a provision with respect to matters described in this item 3 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

4. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In January 2013, plaintiffs’ motion to certify the case as a class action, which UBS opposed, was granted with respect to certain claims. UBS’s petition to appeal that ruling was denied by the Second Circuit and discovery has commenced. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action and discovery has commenced, and those underwriters have entered into settlements. In 2011, UBSFS entered into a settlement with the Financial Industry Regulatory Authority (FINRA) related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and up to USD 8.25 million in restitution and interest to a limited number of investors in the US. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

5. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

124

Financial information

Note 17 Provisions and contingent liabilities (continued)

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits. These suits relate to approximately USD 44 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 11 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A settlement announced in April 2013 by a third-party issuer could, upon court approval and finalization, reduce the original face amount of RMBS at issue in these cases from USD 44 billion to USD 21 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 33 billion to USD 10 billion. UBS cannot make any assurance that this third-party issuer settlement, to which UBS is not required or expected to make a financial contribution, will receive court approval and be finalized.

These lawsuits include actions brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan

Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs), in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of at least USD 1.2 billion plus interest. The court denied UBS’s motion to dismiss in May 2012. In April 2013, the court’s decision with respect to two legal issues that were the subject of UBS’s motion to dismiss was affirmed on appeal by the US Court of Appeals for the Second Circuit. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law.

In July 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The named plaintiff’s appeal of the dismissal is pending.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including Freddie Mac, of their contention that possible breaches of representations may entitle the purchasers to re-

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	through 23 April 2013	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1	0				13
Demands rescinded by counterparty	110	100	19	8			238
Demands resolved in litigation	1	21					21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	142	1	267
Demands in dispute
Demands in litigation			346	732	1,041		2,118
Demands in review by UBS		2	0	9	12	6	29
Demands rebutted by UBS but not yet rescinded by counterparty		3	2	290	244		539
Total	123	205	368	1,084	1,438	7	3,225

1  Loans submitted by multiple counterparties are counted only once.

125

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

quire that UBS repurchase the loans or to other relief. The table on the previous page summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 23 April 2013. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, made additional loan repurchase demands totaling approximately USD 182 million in original principal balance in November and December 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

   We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In February 2012, Assured Guaranty filed suit against UBS RESI in New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured in part by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and pre-judgment interest. The case was removed to federal court, and in August 2012, the Court granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of UBS RESI’s contractual repurchase obligations, holding that only the trustee for the securitization trust has the contractual right to enforce those obligations. The Court also granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for declaratory relief. The Court denied UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of representation and warranty and breach of the commitment letters. The case is now in discovery.

   In October 2012, following the Court’s holding that only the trustee may assert claims seeking to enforce UBS RESI’s repurchase obligations, the RMBS trusts at issue in the Assured Guaranty litigation filed a related action in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty had previously demanded repurchase. UBS’s motion to dismiss the suit filed by the trusts is pending. With respect to the portion of the loans subject to the suits filed by Assured Guaranty and the trusts that were originated by institutions still in existence, UBS is enforcing its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the suit brought by the RMBS trusts for at least the following reasons: (1) we reviewed the origination file and/or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded, or (2) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “In litigation” category in the accompanying table). Additionally, in its motion to dismiss the suit filed by the trusts, UBS has asserted that, under governing transaction documents, UBS is not required to repurchase liquidated loans that were the subject of repurchase demands now at issue in this suit.

In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. Freddie Mac seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at

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Financial information

Note 17 Provisions and contingent liabilities (continued)

least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table below, our balance sheet at 31 March

2013 reflected a provision of USD 962 million with respect to matters described in this item 5. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2012	658
Increase in provision recognized in the income statement	311
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(7)
Balance as of 31 March 2013	962

6. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in September 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

   In October 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly trad-

ed UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. UBS’s motion to dismiss the complaint is pending.

7. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS en-

127

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

tities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Lux-embourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

8. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In December 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability (the latter settlement is conditional upon Lazio making certain amendments to its pleading in ongoing litigation against third parties). An in-principle agreement has also been reached with the City of Florence and is expected to be formalized shortly. Provisions have been booked in respect of these agreed or prospective settlements.

9. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landes-bank Baden-Württemburg (LBBW), in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

   In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

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Financial information

Note 17 Provisions and contingent liabilities (continued)

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW respectively are defending against the claims and have also issued counterclaims. Additionally Depfa has added a claim against KWL to the proceedings against it and KWL has served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

Since 2011, the SEC has been conducting an investigation concerning the KWL transactions and UBS is cooperating with the SEC.

10. Puerto Rico

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico court on the grounds that plaintiffs did not have standing to bring the claim. UBS is also cooperating with an SEC investigation into the bond offerings. Separately, in late 2012, an SEC administrative hearing on securities law violation charges against two UBS PR executives concluded, with a decision expected in late 2013. The charges stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in May 2012.

11. LIBOR and other benchmark rates

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the DOJ, the UK Financial Services Authority (FSA), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Inter-bank Offered Rate) and other benchmark rates. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times. The UK Parliament is conducting an inquiry into “transparency, conflicts of interest and the culture and professional standards of the financial services industry including the interaction with the criminal law”, and a narrower review by the FSA that concerns the LIBOR process is also ongoing.

   In December 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS will pay a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FIN-MA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS has agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ has entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and the DOJ and UBSSJ have agreed to a sentence to be imposed on UBSSJ that would include a fine of USD 100 million, which is subject to the discretion of the sentencing court. The NPA requires UBS to pay the USD 500 million fine to DOJ within 10 days of the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing, which currently is scheduled for 27 June 2013, will be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by other government authorities remain ongoing notwithstanding these resolutions.

   UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted

129

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

   A number of putative class actions and other actions are pending in the federal courts in New York and other jurisdictions against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, federal and state antitrust laws and the federal racketeering statute. In March 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act. Plaintiffs will have the opportunity to replead certain claims that have been dismissed.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2013 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

12. Swiss retrocessions

The Swiss Supreme Court ruled in October 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

In November 2012, FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients in the context of the mailing of the year-end account statements.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

   Our balance sheet at 31 March 2013 reflected a provision with respect to matters described in this item 12 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess, particularly in view of the limited experience to date. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

13. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual

130

Financial information

Note 17 Provisions and contingent liabilities (continued)

indemnification claims that UBS estimates amount to approximately USD 1.3 billion (increased from the previously disclosed estimate due to interest calculations and currency movements), including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts.

14. Greater Southwestern Funding

In June 2010, UBS was named as a defendant in a putative class action complaint brought in federal court in Oklahoma relating to its role as underwriter and seller in a bond offering of USD 182 million in zero coupon bonds originally issued in 1984 by Greater Southwestern Funding Corporation (GSF). The complaint alleges that GSF breached its contractual obligation to make payments on the bonds and is liable for the principal and interest due on the bonds, and that UBS is liable for GSF’s contract indebtedness under equitable theories, including a corporate “veil-piercing” claim. A class was certified in December 2011. On March 26, 2013, the court denied UBS’s motion for summary judgment seeking dismissal of all claims against UBS. The case went to trial in April 2013, and the jury returned a unanimous verdict in UBS’s favor on all claims.

Note 18 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.13			31.12.12
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	8,581	(882)	7,699	8,313	(734)	7,579
Performance guarantees and similar instruments	3,617	(757)	2,860	3,673	(829)	2,844
Documentary credits	7,584	(730)	6,855	8,072	(660)	7,412
Total guarantees	19,782	(2,368)	17,414	20,058	(2,223)	17,835

Commitments
Loan commitments	61,173	(883)	60,290	59,818	(867)	58,950
Underwriting commitments	289	(214)	75	167	(167)	0
Total commitments	61,462	(1,097)	60,365	59,985	(1,034)	58,951

Forward starting transactions[1]
Reverse repurchase agreements	21,380			18,576
Securities borrowing agreements	198			249
Repurchase agreements	14,126			9,993

1 Cash to be paid in the future by either UBS or the counterparty.

131

Notes to the interim consolidated financial statements

Note 19 Changes in organization

Net restructuring charges by business division and Corporate Center
	For the quarter ended
CHF million	31.3.13	31.12.12	31.3.12
Wealth Management	26	17	12
Wealth Management Americas	10	2	(2)
Investment Bank	6	173	94
Global Asset Management	4	15	6
Retail & Corporate	15	1	7
Corporate Center	186	51	9
of which: Core Functions	(3)	0	3
of which: Non-core and Legacy Portfolio	188	51	7
Total net restructuring charges	246	258	126
of which: personnel expenses	(14)	257	139
of which: general and administrative expenses	225	1	(13)
of which: depreciation and impairment of property and equipment	35	0	0

Net restructuring charges by personnel expense category
	For the quarter ended
CHF million	31.3.13	31.12.12	31.3.12
Salaries and variable compensation	(17)	312	145
Contractors	0	0	0
Social security	2	(2)	(4)
Pension and other post-employment benefit plans	1	(52)	(3)
Wealth Management Americas: Financial advisor compensation	0	0	0
Other personnel expenses	1	(1)	0
Total net restructuring charges: personnel expenses	(14)	257	139

Note 20 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended
	31.3.13	31.12.12	31.3.12	31.3.13	31.12.12	31.3.12
1 USD	0.95	0.92	0.90	0.93	0.92	0.91
1 EUR	1.22	1.21	1.20	1.23	1.21	1.20
1 GBP	1.44	1.49	1.44	1.44	1.50	1.45
100 JPY	1.01	1.05	1.09	1.00	1.07	1.12

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

132

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended		% change from
CHF million	31.3.13	31.12.12	4Q12
Net interest income	1,022	972	5
Net fee and commission income	1,647	1,484	11
Net trading income	2,116	567	273
Other income from ordinary activities	273	537	(49)
of which: dividend income from investments in subsidiaries and other participations	106	8
Operating income	5,058	3,560	42
Personnel expenses	2,577	3,217	(20)
General and administrative expenses	1,104	1,596	(31)
Operating expenses	3,681	4,813	(24)
Operating profit/(loss)	1,377	(1,253)
Impairment of investments in subsidiaries and other participations	175	1,703	(90)
Depreciation of fixed assets	129	152	(15)
Allowances, provisions and losses	78	1,365	(94)
Profit/(loss) before extraordinary items and taxes	996	(4,474)
Extraordinary income	474	64	641
Extraordinary expenses	(2)	(3,984)	(100)
Tax (expense)/benefit	(91)	(4)
Profit/(loss) for the period	1,376	(8,399)

134

Financial information

Balance sheet UBS AG (Parent Bank)

			% change from
CHF million	31.3.13	31.12.12	31.12.12

Assets
Liquid assets	46,068	54,192	(15)
Money market paper	25,659	31,066	(17)
Due from banks	172,739	167,204	3
Due from customers	172,173	160,996	7
Mortgage loans	150,158	149,002	1
Trading balances in securities and precious metals	111,411	115,906	(4)
Financial investments	33,448	30,778	9
Investments in subsidiaries and other participations	21,520	21,090	2
Fixed assets	5,183	5,054	3
Accrued income and prepaid expenses	2,721	2,157	26
Positive replacement values	35,998	35,206	2
Other assets	3,562	3,037	17
Total assets	780,642	775,687	1

Liabilities
Money market paper issued	25,245	21,257	19
Due to banks	101,281	102,401	(1)
Trading portfolio liabilities	23,232	25,419	(9)
Due to customers on savings and deposit accounts	96,681	94,086	3
Other amounts due to customers	282,780	269,992	5
Medium-term notes	1,209	1,341	(10)
Bonds issued and loans from central mortgage institutions	91,030	100,166	(9)
Financial liabilities designated at fair value	62,573	64,808	(3)
Accruals and deferred income	6,612	6,434	3
Negative replacement values	43,145	43,518	(1)
Other liabilities	8,652	9,653	(10)
Allowances and provisions	3,628	3,435	6
Total liabilities	746,068	742,511	0

Equity
Share capital	384	384	0
General statutory reserve	32,018	31,997	0
Reserve for own shares	907	889	2
Other reserves	6,533	6,551	0
Profit/(loss) first quarter 2013	1,376
Profit/(loss) full year 2012	(6,645)	(6,645)	0
Equity attributable to shareholders	34,573	33,176	4
Total liabilities and equity	780,642	775,687	1

135

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss federal banking law. The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2012. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in our Annual Report 2012. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2012.

In preparing the interim financial information for the Parent Bank, the same accounting principles and methods of computation were applied as in the annual financial statements as of 31 December 2012. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2012.

Reconciliation Swiss federal banking law equity to BIS Basel III capital UBS AG (Parent Bank)

CHF billion	31.3.13
Equity – Swiss federal banking law	34.6
Add: net deferred tax assets	5.1
Add: adoption of IAS 19R, phase-in approach, pre-tax	4.7
Add: equity-based compensation plans, pre-tax	1.7
Add: other adjustments	0.5
Less: net long position of participations in the finance sector	(8.2)
Less: fair value of the call option to acquire SNB StabFund’s equity	(2.4)
Less: treasury shares/deduction for own shares	(1.7)
Less: goodwill and intangible assets	(0.7)
Less: Proposed distribution of capital contribution reserves	(0.6)
BIS Basel III Common equity tier 1 capital	32.9
BIS Basel III Total capital	37.8

BIS Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
31.3.13
Tier 1 capital	32,861
of which: common equity tier 1 capital	32,861
Tier 2 capital	4,943
of which: high trigger loss-absorbing capital	394
of which: low trigger loss-absorbing capital	3,768
of which: phase-out capital and other tier 2 capital, less deductions	781
Total capital	37,804
Common equity tier 1 capital ratio (%)	11.7
Tier 1 capital ratio (%)	11.7
Total capital ratio (%)	13.5
BIS Basel III risk-weighted assets	279,747

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Financial information

Swiss SRB1 Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
31.3.13
Tier 1 capital	32,861
of which: common equity tier 1 capital	32,861
Loss-absorbing capital (LAC)	4,260
of which: high trigger loss-absorbing capital	492
of which: low trigger loss-absorbing capital	3,768
Total capital	37,121
Common equity tier 1 capital ratio (%)	11.7
Tier 1 capital ratio (%)	11.7
Total capital ratio (%)	13.3
Swiss SRB Basel III risk-weighted assets	279,747

Swiss SRB 1 Basel III capital requirements in 2013

CHF million, except where indicated		Phase-in
		31.3.13
	Minimum ratio %	Swiss SRB Basel III minimum capital requirements	Ratio %	Available Swiss SRB Basel III capital		Capital type
Base capital	3.5	9,791	3.5	9,791		CET1
Buffer capital	3.5	9,791	8.2	23,070	[2]	CET1
Progressive buffer capital	1.5	4,196	1.5	4,260		LAC
Total	8.5	23,779	13.3	37,121
Phase-out and other tier 2 capital, less deductions			0.3	781

1 SRB: systemically relevant banks.    2 Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

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Swiss SRB1 leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 1Q13
Total on-balance sheet assets[2]	953,308
Less: netting of securities financing transactions	4,452
Less: netting of derivative exposures	266,162
Add: current exposure method (CEM add-on) for derivative exposures	132,860
Add: off-balance sheet items	97,995
of which: commitments and guarantees – unconditionally cancellable (10%)	15,971
of which: commitments and guarantees – other than unconditionally cancellable (100%)	82,024
Add: assets of entities consolidated under IFRS but not in regulatory scope of consolidation	0
Less: items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	12,119
Total adjusted exposure[3]	901,429
Swiss SRB Basel III Common equity tier 1 capital phase-in (at quarter end)	32,861
Swiss SRB Basel III Loss-absorbing capital (at quarter end)	4,264
Swiss SRB Basel III Total capital (at quarter end)	37,125
Swiss SRB leverage ratio (%)	4.1

1 SRB: systemically relevant banks.    2 Represent assets recognized on the Parent Bank Balance Sheet in accordance with IFRS measurement principles.    3 Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

Swiss SRB 1 leverage ratio requirements in 2013

CHF million, except where indicated
			Phase-in
			31.3.13
	Swiss SRB minimum leverage ratio %[2]	Swiss SRB leverage ratio capital requirement	Swiss SRB leverage ratio %	Available Swiss SRB Basel III capital		Capital type
Base capital	0.84	7,572	0.84	7,572		CET1
Buffer capital	0.84	7,572	2.81	25,289	[3]	CET1
Progressive buffer capital	0.36	3,245	0.47	4,264		LAC
Total	2.04	18,389	4.1	37,125

1 SRB: systemically relevant banks.    2 Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.5%) and progressive buffer (24% of 1.5%).    3 Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

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Financial information

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from
GBP million	31.3.13	31.12.12	31.3.12	4Q12	1Q12
Interest income	77	96	162	(20)	(52)
Interest expense	(79)	(97)	(165)	(19)	(52)
Net interest income	(2)	(2)	(3)	0	(33)
Net fee and commission income	(2)	(2)	(1)	0	100
Net trading income	3	3	3	0	0
Other income	52	117	59	(56)	(12)
Total operating income	52	117	58	(56)	(10)
Total operating expenses	(46)	(52)	(51)	(12)	(10)
Operating profit before tax	6	65	7	(91)	(14)
Tax expense/(benefit)	1	2	2	(50)	(50)
Net profit	5	64	5	(92)	0

Statement of comprehensive income UBS Limited

	For the quarter ended
GBP million	31.3.13	31.12.12	31.3.12
Net profit	5	64	5

Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	0	(25)	5
Total other comprehensive income	0	(25)	5
Total comprehensive income	5	40	10

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Balance sheet UBS Limited

			% change from
GBP million	31.3.13	31.12.12	31.12.12

Assets
Due from banks	11,232	10,872	3
Cash collateral on securities borrowed and reverse repurchase agreements	24,204	26,832	(10)
Trading portfolio assets	1,132	1,131	0
Positive replacement values	80,718	85,181	(5)
Cash collateral receivables on derivative instruments	17,206	17,709	(3)
Loans	290	318	(9)
Other assets	4,052	3,948	3
Total assets	138,834	145,990	(5)

Liabilities
Due to banks	6,298	6,195	2
Cash collateral on securities lent and repurchase agreements	22,948	25,930	(12)
Trading portfolio liabilities	913	974	(6)
Negative replacement values	80,718	85,181	(5)
Cash collateral payables on derivative instruments	23,008	22,946	0
Due to customers	751	674	11
Other liabilities	1,202	1,099	9
Total liabilities	135,838	142,999	(5)

Equity
Share capital	194	194	0
Share premium	2,656	2,656	0
Retained earnings	141	136	3
Cumulative net income recognized directly in equity, net of tax	5	5	(9)
Total equity	2,995	2,991	0
Total liabilities and equity	138,834	145,990	(5)

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Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Limited’s ultimate parent is UBS AG (Switzerland).

In preparing the interim financial information, the same accounting principles and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2012 of UBS Limited, except for the changes set out below. Copies of the Report and Financial Statements of UBS Limited can be obtained from the Registrar of Companies for England and Wales. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

This interim financial information is not presented in full compliance with IAS 34 Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

IFRS 10 Consolidated Financial Statements

On 1 January 2013, UBS Limited adopted IFRS 10 as amended in October 2012. The new standard has not resulted in UBS Limited consolidating any entities and therefore has no impact on the financial statements.

Refer to “Note 1 Basis of accounting” of the interim consolidated financial statements in the “Financial information” section of this report for more information on IFRS 10.

IFRS 13 Fair Value Measurement

IFRS 13 became effective for UBS Limited on 1 January 2013 and is to be applied prospectively from that date. The new standard has no material impact on the interim consolidated financial statements as the UBS Limited fair value measurement policies were already substantially aligned with IFRS 13 principles.

Refer to “Note 1 Basis of accounting” of the interim consolidated financial statements in the “Financial information” section of this report for more information on IFRS 13.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued the revised IAS 1 Presentation of Financial Statements. UBS Limited adopted the revised standard on its mandatory effective date of 1 January 2013, resulting in revised presentation in the statement of comprehensive income.

Refer to “Note 1 Basis of accounting” of the interim consolidated financial statements in the “Financial information” section of this report for more information on the revised IAS 1.

Basel 2.5 capital information UBS Limited1

GBP million, except where indicated	31.3.13	31.12.12
Core tier 1 capital	2,908	2,908
Tier 1 capital	2,908	2,908
Total capital	2,910	2,910
Risk-weighted assets	4,381	3,771
Core tier 1 capital ratio (%)	66.4	77.1
Tier 1 capital ratio (%)	66.4	77.1
Total capital ratio (%)	66.4	77.2

1  Based on the Basel 2.5 framework, in accordance with UK Prudential Regulatory Authority regulations. Basel III based requirements for UBS Limited are anticipated to come into effect on 1 January 2014.

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Appendix

UBS shares

UBS shares and market capitalization

	As of			% change from
	31.3.13	31.12.12	31.3.12	31.12.12	31.3.12
Share price (CHF)	14.55	14.27	12.65	2	15
Market capitalization (CHF million)[1]	55,827	54,729	48,488	2	15

1  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

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Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

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Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in executing its announced strategic plans and related organizational changes, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that relate to the setting of LIBOR and other benchmark rates; (7) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (9) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

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UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: April 30, 2013